9/20

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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Yamaha

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 2 6 2007
THOMSON FINANCIAL

FILE NO. 82- 34945

FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 9/20/07

082-34945

AR/S
3-31-07

YAMAHA
CREATING 'KANDO' TOGETHER

YAMAHA CORPORATION
Public Relations Division
URL: http://www.global.yamaha.com/

PRINTED WITH SOY INK
2007/6 カタログコード—CM372
Printed in Japan using soy based inks on recycled paper

YAMAHA

Exhibit 7

Annual Report 2007
Year ended March 31, 2007



Financial Highlights

Yamaha Corporation and Consolidated Subsidiaries
Years ended March 31

	Millions of Yen			Thousands of U.S. Dollars
	2005	2006	2007	2007
For the year:				
Net sales	¥ 534,079	¥ 534,084	¥ 550,361	$ 4,662,101
Operating income	35,695	24,135	27,685	234,519
Net income	19,697	28,123	27,866	236,053
Capital expenditures	22,702	22,882	25,152	213,062
Depreciation expenses	18,958	18,944	19,956	169,047
R&D expenses	22,053	24,055	24,220	205,167
Free cash flows	26,092	7,402	17,305	146,590
At year-end:				
Total assets	¥ 505,577	¥ 519,977	¥ 559,031	$ 4,735,544
Net assets*	275,200	316,005	351,398	2,976,688
Interest-bearing liabilities	45,598	28,474	25,551	216,442
	Yen			U.S. Dollars
Per share:				
Net income	¥ 95.06	¥ 136.04	¥ 135.19	$ 1.15
Net assets*	1,334.51	1,532.12	1,680.91	14.24
Dividends paid	20.00	20.00	22.50	0.19
Ratio:				
Equity ratio*	54.4%	60.8%	62.0%	
Return on assets (ROA)	3.9	5.5	5.2	
Return on equity (ROE)*	7.4	9.5	8.4	
Number of employees	23,828	25,298	25,992	

* Net assets, equity ratio and return on equity (ROE) [illegible]

Note: [illegible] on March 31, 2007.

Net Sales



524.8
539.5
534.1
534.1
550.4
03/3
04/3
05/3
06/3
07/3

Net Income



17.9
43.5
19.7
28.1
27.9
03/3
04/3
05/3
06/3
07/3

Total Assets



512.7
508.7
505.6
520.0
559.0
03/3
04/3
05/3
06/3
07/3

Forward-looking statements

[illegible]

For Yamaha, 2007 marks the Company's 120th anniversary and a new start. But our goal remains the same: to take our skills as "the sound professional" and propose to people a variety of means to create music and sound environments that are filled with pleasure, inspiration and comfort. This is what we mean by our brand slogan "CREATING 'KANDO'* TOGETHER."

* [illegible]

Contents

Where we began

It all started in 1887 with a broken reed organ. The man who repaired it was our founder, Torakusu Yamaha.

In the 120 years since, Yamaha has grown to become the world's leading comprehensive musical instrument manufacturer, supplying a full line-up of acoustic and digital musical instruments.

To help as many people as possible experience the joy of playing an instrument, the Yamaha name has also been associated with a chain of music schools since 1954. Initially these offered children experimental music lessons with the organ. Today, the Yamaha music school network spans more than 40 countries and regions, and provides tuition to over 700,000 students of all ages.





What we are proud of

A finely crafted musical instrument made from wood or other natural materials is often likened to a delicate living thing. The materials and figure literally shape its sound, which is also greatly influenced by factors such as temperature and humidity. In our quest to design beautiful musical instruments that can capture and communicate the emotions of the performer, we have been quick to adopt the latest technology while also insisting on passionate craftsmanship that uses only the best in materials. The quality of the sound produced by a Yamaha musical instrument reflects the depth of the expertise that we have accumulated each day over the years—skills we ensure are passed on to new generations of artisans.

How we are ahead

We saw the digital age coming and have been researching digital technology from very early on. We also have extensive experience in the sounds that an acoustic instrument makes, with this as one of our core strengths.

Digital technology is the critical element driving the growth of various Yamaha businesses. We are widely acclaimed the world over for our digital mixers of professional audio equipment, as well as electronic pianos and synthesizers. We remain world leaders in the development of hybrid instruments that blend the best of acoustic and digital, such as the Disklavier™ (player piano) and the Silent™ series. As the world continues to go digital, new situations are arising where people seek digitally created sound. Yamaha is the name to shape such creativity.



YAMAHA



Where we are headed

Through the ages, sounds and music have been a vital element of the human experience. Sources of comfort as well as joy, they remain an essential part of our lives. We simply could not live without them.

The mission of Yamaha remains to develop new technologies and expertise related to sound and music. We aspire to help people create environments of sound that reach the heart and feed the soul; to help more people learn the joys of creating music with an instrument; in short, to help enrich people's lives everywhere. We are both proud and happy to take on this role.

Fiscal 2007 (the year ended March 31, 2007) was an extremely important year for the Yamaha Group being the final year of the "YSD50" medium-term business plan (April 2004 to March 2007). We also formulated our basic growth strategy for the next three years in the form of the new "Yamaha Growth Plan 2010 (YGP2010)" (April 2007 to March 2010). In June 2007 we appointed a new president. As chairman, I would first like to report the progress that Yamaha made under the "YSD50" plan.

A review of progress under the "YSD50" plan

In the final year of the "YSD50" plan, Yamaha achieved consolidated net sales of ¥550.4 billion, an increase of 3.0% compared with the previous year. While operating income rose 14.7% to ¥27.7 billion, net income declined 0.9% to ¥27.9 billion. Unfortunately we fell short of the performance targets set out in the "YSD50" plan, which were net sales of ¥590 billion, ¥50 billion in operating income and ¥34 billion in net income. Nonetheless, we can claim to have finalized key decisions on a number of pending issues. And, having done so, I believe that we are now in a position to achieve the new targets in the "YGP2010" plan based on the growth strategy contained in it. We can also now focus on implementing the policies required to raise profitability further going forward.

Rising profitability of musical instruments business

Yamaha's musical instruments business generated 59.2% of sales and 79.6% of operating income in the year ended March 31, 2007. We will work to further strengthen this business as a means to boost the future earnings of the Yamaha Group. During the three years of the "YSD50" plan, we substantially increased sales of commercial audio equipment, particularly in overseas markets. Combined with this, growth in China, South Korea and emerging markets culminated in high profits in this segment.

Having decided in fiscal 2006 to consolidate our two piano production facilities in Japan into a single production base at Kakegawa as part of efforts to bolster our manufacturing competitiveness in musical instruments, in fiscal 2007 we decided to close two factories in the United States (one making pianos and the other wind instruments) and one in Taiwan (for guitars). We are transferring production from these sites to China by boosting the capacity and to Indonesia by increasing yield. Going forward, we plan to concentrate our musical instrument production at bases in Japan, Indonesia and China. We also pushed ahead with various other measures aimed at reducing manufacturing costs.

Decisions finalized to sell four resorts and electronic metal products business

During the year we decided to sell to Mitsui Fudosan Co., Ltd. the operating assets of four resorts in the recreation segment—Kiroro™ (in Hokkaido), Toba Hotel International™, Nemunosato™ (in Mie Prefecture) and Haimurubushi™ (in Okinawa Prefecture)—along with the transfer of all shares in the respective management companies on the condition that the operation of the businesses themselves and the employment of current personnel will be continued.

Going forward, we plan to continue operating the two remaining resorts in the recreation segment. These are Tsumagoi™ and the facilities of Katsuragi Golf Club™ and Katsuragi-Kitanomaru™, all of which are situated in Shizuoka Prefecture. Tsumagoi is an important facility for connecting with customers since it embodies the concept of Yamaha as a "sound and music company." At Katsuragi Golf Club and Katsuragi-Kitanomaru, we plan to develop a resort that contributes to the value of the Yamaha Group by achieving the highest levels of customer service.

In another move, we decided to sell 90% of the issued shares of consolidated subsidiary Yamaha Metanix Corporation to Dowa Metaltech Co., Ltd. The main business of Yamaha Metanix is the manufacture and sale of electronic metal products such as leadframe materials. Our decision was based on a judgment that this sale was the best way of developing the electronic metal products business in light of the long-term decline in demand for leadframe materials.

Proactive stance on alliances and M&A

During the "YSD50" plan period we also undertook several moves to expand our commercial audio equipment business, which we have positioned as a growth segment. In 2005, we acquired Steinberg Media Technologies GmbH of Germany, a leading creator and marketer of music production computer software. In 2006, we concluded a strategic alliance with French company NEXO S.A., a leading manufacturer of professional speaker systems. In February 2007, we acquired FUJI SOUND CO., LTD., which for over 60 years has been the leading supplier in Japan of planning, development, manufacturing, installation, venue set-up and maintenance services for commercial audio equipment and systems. Future plans call for growing Yamaha's commercial audio equipment business by making the best use of these companies' assets in terms of high technical capabilities and sales networks as well as valuable expertise in technical fields such as acoustics design.

Organizational realignment to expand music entertainment business

Since the 1960s, the Yamaha Group has held various competitions to provide amateur musicians with opportunities to display their skills. These events have helped to launch the careers of numerous artists. We are also involved in various music-related businesses, including the publication of sheet music, scores, magazines and other printed material; the distribution of polyphonic ringtones and true tones (Chaku-Uta™*) for mobile phones, an online social networking service (SNS) that enables amateur musicians to post recordings of tracks and live performances; and a record company. Until now, however, these various music entertainment businesses have never been managed as a coherent whole, which has tended to limit the results achieved.

In June 2007, we established a new management company, Yamaha Music Entertainment Holdings, Inc. (YMEH), to oversee and manage, once again, operations in all Yamaha Group music entertainment businesses. Under YMEH we are realigning and consolidating all operations in this field into six separate operating companies. Integrated supervision and management of these companies by YMEH will enable Yamaha to engage fully in the music entertainment business. The new structure provides a good framework for the future expansion of this business. We also aim to focus more on creating synergy between different business segments of the Yamaha Group—for instance, by making effective use of the Tsumagoi resort to stage various musical events.

* Chaku-Uta™ is a registered trademark of Sony Music Entertainment (Japan) Inc.



Chairman and Director
Shuji Ito

President and Representative Director
Mitsuru Umemura

Decision to construct new Yamaha Building in Ginza, Tokyo

Another major decision finalized during the year was to rebuild the Yamaha Ginza Building in Ginza, Tokyo to create a communication space for staging various lifestyle-oriented events related to sound and music. The new building will be considerably larger than the one that currently occupies the site. The blueprint is for a 12-story building (plus three underground levels) that, in addition to the existing store and concert hall, will also comprehensively bring together a new multi-purpose performance studio, an event space, rooms for adult music classes as well as artist service facilities, making it a place to experience Yamaha's various business activities. Plans call for the new building to open in spring 2009.

As I have outlined above, we made various decisions during fiscal 2007 that settled a number of pending issues. I believe that we have also successfully laid the foundations for the future growth of the business.

Our most valued asset: a workforce dedicated to sound and music

Many of the people who work for Yamaha not only love music but also are profoundly knowledgeable in various fields related to sound and music. We have craftsmen who have acquired a deep familiarity with and passion for the materials and proficient craftsmanship that form the basis of the production process. We employ instrument tuners with confident skills from a wealth of experience. We benefit from the services of many gifted teachers working in Yamaha music classrooms not just in Japan, but also around the world. And there are many others. Our greatest strength is in the collective power of the people working for the Yamaha Group. I hope that every employee will take pride in the Yamaha brand and seize the opportunity provided by supplying our original products and services to creating "kando"* together with as many others as possible.

* "Kando" (is a Japanese word that) signifies an inspired state of mind

Looking back over the seven years in which I served as president, I believe that Yamaha is now standing on a stronger platform from which to build increased profitability in future years. While I am naturally disappointed that we fell short of the earnings growth targets set out in the "YSD50" plan, the fact remains that we made huge strides in terms of improving the Yamaha Group's financial strength. Focused on sound and music in its business core, Yamaha is well positioned to achieve further growth at the consolidated level by implementing the new "YGP2010" medium-term business plan.

Under new management, I believe that Yamaha will be able to take important decisions quickly and that we will continue to go from strength to strength as a company focused on sound and music. I ask our shareholders and all other stakeholders for their continued support and understanding.

Chairman and Director
Shuji Ito

Toward Achieving the New Medium-Term Business Plan "YGP2010"

An outline of the "YGP2010" plan

Under the "YGP2010" plan, we have redefined our operations into two business domains. The first domain, which we have dubbed "The Sound Company," consists of musical instruments, audio, music entertainment, AV/IT, and semiconductor businesses. Using sound, music and network technologies as a platform, we will pursue growth aggressively. Our other businesses in what we have until now termed lifestyle-related/leisure businesses, and parts & materials businesses are now grouped in the "Diversification" business domain, which, through profitable business operations, will contribute to building the corporate value of the Yamaha Group.

Performance targets for fiscal 2010, the final year of "YGP2010," are net sales of ¥500 billion and operating income of ¥45 billion. We expect to generate 83.0% of sales and 87.8% of operating income from "The Sound Company" business domain in the year ending March 2010. We plan to make effective use of some of the funds generated by the sale of part of our stake in Yamaha Motor Co., Ltd. by investing for growth within the "The Sound Company" business domain.

How the past and current plans differ

There are two main differences between the previous medium-term business plan "YSD50" and the new "YGP2010" plan. First, we are starting from a different position. When we formulated the "YSD50" plan, our semiconductor business was generating large profits. From the start of the plan we expected those profits to decline, and the main question was how to maintain earnings at those levels. With the new plan, the question is what sort of growth we can expect to generate in each of our businesses in the long term. We have analyzed in depth and set growth targets for the next three years accordingly.

The other major difference is that we dealt with most of the outstanding issues facing Yamaha in fiscal 2007. I regard this to be perhaps our most important achievement during the "YSD50" plan period. From hereon, we can focus freely on how to achieve growth in each business. This is a key difference compared with the situation we faced at the time that the "YSD50" plan was formulated.

Growth potential within the musical instruments business

Although the musical instrument business is often characterized as mature, I believe that Yamaha has the ability to expand this business. The markets in Japan for pianos and the Electone™, which have supported Yamaha's profits over the past 20 years, have shrunk dramatically during this period. Whereas the scale of the piano market used to be 300,000 units per year, it is now one tenth of this at 30,000 units. Under normal circumstances a business would not be able to weather this kind of severe change. We have survived by developing other high-value-added products and by downsizing our production capacity to fit demand. Today, these same markets are beginning to bottom out. From the perspective of the overall performance of Yamaha's musical instruments business, I believe that there is certainly scope for future expansion.

I see a number of factors supporting this growth. First are emerging markets. While markets in Japan, Europe and the United States are mature, there are several major markets that are set to expand going forward, notably countries such as China, Russia and India. We plan to build up Yamaha's presence in these markets steadily: for instance, we have decided to establish a local sales subsidiary in Russia.

Second, within sectors such as musical instruments and audio equipment, there are a number of areas where Yamaha commands only a small share of what are large global markets. In the musical instruments business, guitars are one example. We are targeting growth in this area, especially in the North American market, with plans to develop attractive products alongside various programs to build relations with leading artists. In the audio equipment sector, Yamaha has only a small presence in the market for commercial installations of professional audio equipment. While we are a strong and leading presence in digital mixing consoles, the overall market including "output side" products such as amplifiers and speakers is one where we can target gains in market share.

A third factor supporting future growth potential is Yamaha's possession of technology spanning both the acoustic and digital domains. I believe that we can help to create new demand for hybrid musical instruments that blend acoustic and digital technologies, particularly in such mature markets as Japan, Europe and the US. This is an area where Yamaha has already demonstrated innovative flair, and it is also a market where we would expect to be the acknowledged leader.

Music entertainment business realignment and future expectations

Music entertainment is a business that has great expectations. For many years we have been involved in sponsoring and organizing various concerts and music competitions. These events have helped launch the careers of many leading musicians, several of whom are currently active in the business. To date, however, Yamaha's interests in music entertainment have been scattered throughout our organization. We aim to generate fresh growth by consolidating and reorganizing these businesses so that we can inject resources into them.

Through scouting for talent and developing musicians again under the Yamaha name, I am confident that we will gain further support from the music world. Naturally we will have to find, choose and cultivate artists and music that fit our image. In this area, the originality of the content and the quality of the events that Yamaha's music entertainment operations deliver will be a key to success. As part of the plans for this business we are also planning to develop new initiatives that will resonate with young people. We expect to make effective use of the Tsumagoi™ resort in creating music-related events. I also hope to see many other examples of such synergy developing between different parts of the Yamaha Group.

M&A policy

We see M&A first and foremost as a means of complementing the strengths of Yamaha. We plan to consider mergers and acquisitions actively in all areas covered by "The Sound Company" business domain.

One of the most important aspects of any move is the potential for exploring post-acquisition synergies. In the cases of Steinberg Media Technologies GmbH and FUJI SOUND CO., LTD., both of which had venerable histories before Yamaha bought them, we realized that one of the most important points was



the mutual respect had with the people working in those companies. That is a key consideration if you want to create synergy through acquisition, I believe—because people truly are the greatest asset of any business.

Yamaha's targeted company image

We want Yamaha to be viewed as having "best supplier" status in the markets where we operate. We also want to provide an excellent example of corporate citizenship. By "best supplier" status, we mean being the leader in the markets that we enter, providing the best service, and being an innovative and creative force that drives the market. Good corporate citizenship means, in the first instance, being a company that can generate stable long-term profits. Only by creating long-term profit can we hope to contribute to local communities. In our case, we also hope to contribute to the musical culture of countries and regions by expanding our music-related businesses—which would also be a source of great happiness for us. For these reasons, the corporate image that we are targeting is to be "a company with long-term profit growth potential."

A new relationship with Yamaha Motor Co., Ltd.

We have agreed a new relationship with Yamaha Motor Co., Ltd., which to date has been counted as an equity method affiliate of Yamaha Corporation. As the scale of Yamaha Motor's operations has expanded, the effect of its performance on Yamaha's consolidated results based on equity method accounting has grown significantly. We therefore decided to sell a portion of our stake in Yamaha Motor equivalent to 7.8% of the company's outstanding shares, which would result in the exclusion of Yamaha Motor from the scope of consolidation by the equity method. This move will serve to eliminate the risk due to fluctuations in the performance of non-core businesses, thus leading to greater transparency in Yamaha's own performance. The sale of these shares took place until May 23, 2007, inclusive.

Based on the "Yamaha" brand that we share in common, our two companies will endeavor to build a stable, long-term capital relationship going forward. We aim to substantially increase corporate value in our respective businesses while also fulfilling our missions and social responsibilities on a global basis.

We plan to return some of the profits of the share sale to shareholders while also investing part of the proceeds in businesses targeted for growth under the "YGP2010" medium-term business plan—namely operations within "The Sound Company" business domain. To return profits to shareholders, we plan to pay special dividends and to undertake share buybacks together totaling at ¥30 billion, over the three-year period starting in fiscal 2008.

In addition, to reflect the exclusion of Yamaha Motor from an equity method affiliate, which will have the effect of reducing equity in earnings of unconsolidated subsidiaries and affiliates, we have adjusted our target for the consolidated dividend payout ratio by raising it from 25% to 40%. Going forward, Yamaha's basic aim is to maintain consistent and stable dividend payments while also aiming for a consolidated dividend ratio of 40% and striving for greater returns to shareholders.

Two key challenges

I view my new job as taking on two main challenges. The first is to continue the "pursuit of business infrastructure improvements" that we implemented under the "YSD50" plan. The major issue we face is the need to further enhance profitability. This means accelerating our capabilities for product innovation and development while strengthening manufacturing processes and marketing power. It also means reducing operating costs, particularly base production costs. Although we are seeing positive results in these areas, further improvements are still needed.

My other key challenge is to identify and implement a clear growth strategy for the Yamaha Group. We have unveiled our new medium-term business plan, which contains the policies that will support Yamaha's growth over the next three years. But I believe there is still a need to be clearer and more specific about the decisions that we should be making on a daily basis. At the same time, we must also start crafting a clear long-term growth strategy.

This year Yamaha celebrated the Company's 120th anniversary in business. Now we must continue working to ensure that the Yamaha brand is still shining after another 120 years. Based on a rich vein of sensitivity and creativity, and by using the technology that we have cultivated over the years by blending traditional skills with new advances, we will continue creating "kando"* that will exceed the expectations of customers by seeking to supply truly satisfying products and services. I hope that you will continue supporting us in this task.

President & Representative Director
Mitsuru Umemura

* "Kando" is a Japanese word that signifies an inspired state of mind.

Outline of New Medium-Term Business Plan "Yamaha Growth Plan 2010 (YGP2010)"

To follow the three-year medium-term business plan "YSD50" (April 2004 to March 2007), which ended on March 31, 2007, the Yamaha Group has announced a new medium-term business plan, "Yamaha Growth Plan 2010 (YGP2010)," which will cover the three-year period from fiscal 2008, ending March 31, 2008 through fiscal 2010. The new plan sets basic management policies, key strategies, and numerical objectives.

Under the new medium-term business plan, current business domains have been redefined into two major areas, "The Sound Company" and the "Diversification" business domain. "The Sound Company" business domain consists of musical instruments/audio/music entertainment, AV/IT, and semiconductors, *which are based on core sound, music, and network technologies. Yamaha will actively invest management* resources in this domain with the aim of expanding business. Meanwhile, businesses in the "Diversification" business domain will work to consolidate their industry positions and substantially increase earnings power to contribute to the corporate value of the Yamaha Group through healthy business management.

Skeletal essentials of the new medium-term business plan "Yamaha Growth Plan 2010"

Basic stance:

Shift to a growth phase by building on the financial position strengthened under the "YSD50" plan

Redefinition of business domains:

Under "YSD50," Yamaha divided its businesses into three domains: (1) Core businesses, (2) Lifestyle-related & leisure, and (3) Parts and materials. Under the new plan, Yamaha will redefine and divide its businesses into two domains as follows:



YSD50
Core Businesses (Sound & Music)
Musical Instruments
AV/IT
Semiconductors
Media-Related
Lifestyle-Related & Leisure (Brand Synergy)
Lifestyle-Related Products
Recreation
Golf Products
Parts and Materials (Technology Synergy)
Electronic Equipment and Metal Products
FA/Metallic Molds
Automobile Interior Wood Components
YGP2010
"The Sound Company" Business Domain
Musical Instruments/Audio
Music Entertainment
AV/IT
Semiconductors
"Diversification" Business Domain
Lifestyle-Related Products
PT*
Recreation
Golf Products

*PT: Productive Technology (Factory Automation equipment/interior wood components for luxury cars-exterior parts for digital cameras and mobile phones)

Principal numerical targets:

	Yamaha Group	"The Sound Company"
Net sales	¥590 billion	¥493 billion
Operating income	¥45 billion	¥39.5 billion
ROE	10%	—
Free cash flow (3 years)	¥55 billion	—



Net Sales
(Billions of Yen)
550.4
590.0
72.8
Others
Recreation
Lifestyle-Related Products
Semiconductors
AV/IT
Musical instruments
"Diversification" business domain
"The Sound Company" business domain
07/3
10/3 (Target)
Operating Income
(Billions of Yen)
27.7
45.0
4.5
30.0
22.0
0
Others
Lifestyle-Related Products
Semiconductors
AV/IT
Musical instruments
Recreation
"Diversification" business domain
"The Sound Company" business domain
07/3
10/3 (Target)

*Including ¥18.4 billion from electronic metal products business

Growth strategy for each business domain

Growth in "The Sound Company" Business Domain

1. Expand piano business through "Total Piano Strategy"	• Rebuild the piano lineup from a customer perspective and pursue development of new integrated products, both acoustic and digital
2. Rebuild platform for guitar business growth	• Prioritize stable quality and boost manufacturing capabilities • Develop and market products through an artistic service center in North America to drive growth in this our largest market • Strengthen development of component technologies in the electric acoustic guitar field
3. Realign and strengthen acoustic musical instrument manufacturing bases in China, Japan and Indonesia	• China: Aim for quality, cost control and supply capabilities • Japan: Aim for "mother factory" functionality and increase value • Indonesia: Strengthen supply and manufacturing capabilities
4. Expand music entertainment business through realignment and integration of related business	• Offer a full lineup of operations including support for amateur activities, identifying/nurturing/backing of artists, producing content and supplying music to the market
5. Maintain the No. 1 position in digital mixers, strengthen product field in sound "output-side" devices (speakers, amplifiers, etc.) and expand business field	• Drive growth in the commercial audio equipment business by providing system solutions, strengthening business for "output-side" products and expanding business into new markets
6. Drive growth in AV equipment business	• Strengthen mid- and high-level products in the Hi-Fi market • Pursue growth in front surround speakers field for flat-panel TVs • Stimulate growth in new fields through measures such as establishing a solid position in the desktop audio genre using compact and high-sound-quality technologies
7. Establish IP conferencing system business	• Focus on volume sales in Japan and North America • Develop e-sales (Internet-based proposals, sales and support)
8. Develop new devices and markets for the semiconductor business	• Focus on reinforcing foundations of LSI business for mobile phones • Develop superior devices by reinforcing analog, hybrid and MEMS technologies in the sound field and other areas of comparative strength (raise competitiveness of products such as silicon microphones and digital amplifiers)
9. Pursue growth in emerging markets	• China: Establish sales network and strengthen marketing for musical instruments • Russia: Expand sales through establishment of subsidiary in Russia
10. Promote an active approach to strategic M&A and business alliances	• Take the lead in examining/building optimum partnerships with a view to growth in "The Sound Company" business domain • Strengthen the M&A unit responsible for these activities

Firm Operational Position in "Diversification" Business Domain

1. Implement policy of "select and focus" in the recreation segment	• Tsumagoi™: Create a facility that embodies the concept of Yamaha as a "sound and music company" • Katsuragi Golf Club™, Katsuragi-Kitanomaru™: Contribute to Yamaha Group corporate value by offering the highest levels of service
2. Strengthen lifestyle-related products segment	• Reorganize and enhance product structure into three business units (platform BU, high-level easy-order BU and top-level order-made BU) • Promote fundamental reform of production structures (boost productivity and reduce labor costs to reduce overall costs, and implement and develop MARBLE CRAFT™ Strategy) • Execute sales reforms to increase customer numbers (establish remodeling-oriented business and enhance and make optimum use of showrooms)
3. Realign and reinforce the productive technology area business	• Achieve further growth in Factory Automation (FA), metallic molds and components businesses by concentrating related activities in Yamaha Fine Technologies Co., Ltd. (YFT) • Maximize synergies by shifting the automobile interior wood components business to YFT
4. Drive ongoing growth in golf products business	• Pursue differentiation based on inpres™ brand as a core • Conduct advertising and promotion campaigns to increase brand awareness



Yamaha Corporation was presented with a 2007 Technical GRAMMY® Award at a special ceremony prior to the 49th Annual GRAMMY® Awards, which were held in Los Angeles, United States, on February 10, 2007. As part of the Special Merit Award category, this award recognized the outstanding contribution made by Yamaha to development in the fields of music and music recording technology through a long tradition of highly successful products, including digital reverbs, digital mixers, and the legendary NS-10M STUDIO reference monitor speakers, which have become an industry standard. All these products belong to Yamaha's commercial audio equipment business. Currently one of Yamaha's fastest-expanding operations, this business is expected to make a significant contribution to the future growth of the Yamaha Group.

[illegible]

[illegible] based CA Support Center provides services in Europe, while in the United States, Yamaha has established Yamaha Commercial Audio Systems, [illegible] North American commercial audio equipment [illegible] subsidiary located in the U.S. [illegible] Buena Park. Elsewhere, we have established Yamaha Digital Audio Creative Center (YDACC) facilities, with operating bases in [illegible] countries and other areas worldwide, including Japan, China, Taiwan, Singapore, and [illegible]. Through these support centers and the YDACC network, we are providing training seminars globally for more than 7,000 people per year, including many engineers and sales personnel. On top of this, Yamaha subsidiaries in each local market provide a variety of detailed client support services.

By continuing to develop the product lineup while steadily building related support networks, we have continuously accomplished double-digit growth in annual sales of commercial audio equipment. As a result, this business successfully achieved its sales and profit targets under the "YGP2007" medium-term business plan. In the new "YGP2010" medium-term business plan, the aim is to expand [illegible] as part of the overall growth strategy. In addition to digital mixing systems, which are the mainstay, Yamaha expects growth of "output side" products. The goal is to achieve [illegible] sales of PA products. [illegible] commercial audio equipment and of PA equipment [illegible] musical instrument [illegible] of ¥42 billion in the year ending March 2010.

We expect commercial audio equipment to remain one of our most profitable businesses. It promises to make a significant contribution to the overall growth of the Yamaha Group in years to come.

[illegible]



[illegible] 2007 GRAMMY Awards Ceremony



Carnegie Hall



YDACC B[illegible]



Walt Disney Concert Hall



Yamaha CA Training Seminars



New National Theatre, Tokyo

commercial audio

Sales Plan for Professional Audio Equipment (Billions of Yen)

04/3	05/3	06/3	07/3	10/3 (Target)
20.2	21.6	26.5	31.0	42.0

Segment	Major Products & Services	Breakdown of Net Sales
Musical Instruments	● Pianos ● Electronic and digital musical instruments (electronic pianos, Electone™, portable keyboards, synthesizers, etc.) ● Wind instruments (trumpets, flutes, saxophones, etc.) ● String instruments (guitars, violins, etc.) ● Percussion instruments (drums, vibraphones, etc.) ● Educational musical instruments (recorders, Pianica™, etc.) ● Professional audio equipment (digital mixers, power amplifiers, etc.) ● Soundproof rooms (AVITECS™) ● Music schools, English language schools ● Content distribution services (Melocchа™, Utaccha™, etc.) ● Piano tuning	59.2%
AV/IT	● Audio products (AV amplifiers and receivers, speaker systems, Digital Sound Projector™, etc.) ● Commercial online karaoke equipment ● Routers ● IP conferencing systems	13.2%
Electronic Equipment and Metal Products	● Semiconductors ● Specialty metals	10.0%
Lifestyle-Related Products	● System bathrooms ● System kitchens ● Washstands	8.5%
Recreation	● Comprehensive recreation facilities (Kiroro™, Tsumagoi™, Katsuragi-Kitanomaru™, Toba Hotel International™, Nemunosato™, Haimurubushi™) ● Ski resort (Kiroro™) ● Golf courses (Katsuragi Golf Club™, Nemunosato Golf Club™)	3.2%
Others	● Golf products ● Automobile interior wood components ● Factory automation (FA) equipment ● Metallic molds and components	5.9%

Net Sales (Millions of yen)

	2003/3	2004/3	2005/3	2006/3	2007/3
Musical Instruments	292,647	293,430	302,617	314,078	325,989
AV/IT (CDR)	83,670	78,257	77,720	75,939	72,823
Electronic Equipment and Metal Products	60,554	78,692	69,048	56,157	54,809
Lifestyle-Related Products	46,031	44,765	42,844	45,214	46,573
Recreation	20,903	20,100	18,290	18,013	17,800
Others	20,956	26,061	23,557	24,671	32,365

Operating Income (Loss) (Millions of yen)

	2003/3	2004/3	2005/3	2006/3	2007/3
Musical Instruments	9,792	10,480	14,183	14,132	22,037
AV/IT	3,250	4,418	3,651	2,113	2,137
Electronic Equipment and Metal Products	19,282	30,018	19,970	7,927	3,101
Lifestyle-Related Products	451	1,452	(24)	1,159	1,150
Recreation	(1,110)	(1,110)	(2,253)	(1,789)	(1,536)
Others	365	(211)	158	582	794

The musical instruments business recorded higher sales and profits in fiscal 2007. Major contributions included growth in professional audio equipment and the fast-expanding Chinese market; currency-related effects were also positive. The benefits of various structural reforms undertaken during the "YSD50" medium-term business plan period (April 2004 to March 2007) also began to manifest, indicating that the business is now in good shape to make further strides toward higher profitability.

Business outline

Yamaha has a 120-year history and a proven record in the musical instruments business. In this time, Yamaha has established a reputation from a wide range of users for maintaining high quality and a full lineup of musical instruments ranging from pianos and wind instruments to string instruments and percussion. Besides acoustic instruments, Yamaha develops and manufactures electronic and digital instruments, which blend traditional craftsmanship with the latest technology, as well as professional audio equipment. Yamaha is also engaged in promoting the greater enjoyment of music through music school operations, with approximately 700,000 students enrolled worldwide. This segment also includes content-based services including polyphonic ringtones for mobile phones and various other music-related products, including sheet music, other music publications and multimedia software.

Performance overview

Segment sales totaled ¥326.0 billion in fiscal 2007, a 3.8% increase over the previous year. Operating income rose significantly, climbing 55.9% to ¥27.0 billion. In addition to higher sales, this result reflected currency-related gains and other factors such as improved gross margins. While segment operating income in fiscal 2007 fell short of the ¥31.0 billion target set out in the "YSD50" medium-term business plan, it was still approximately double the level that Yamaha achieved in fiscal 2004.

As for performance by geographic segment, in Europe, robust sales growth was driven by recovery in the German market. In China, Yamaha posted 19% growth in sales in year-on-year terms, which was in line with forecast. Strong growth was the result of focusing efforts on the development of a retail sales network, mainly by expanding the number of stores with special merchandising areas set aside for Yamaha pianos, and on establishing Yamaha music schools. In other regions, overall sales in South Korea, the Middle East and Latin America posted solid growth. In Japan, the piano market showed signs of bottoming out, and Yamaha also recorded steady growth in sales of wind instruments, keyboards and electronic pianos. However, poor sales of the Electone™ resulted in flat sales growth overall in the Japanese market. In North America, sales were lower than in fiscal 2006. This reflected poor sales of pianos due to a downturn in consumer spending and a drop-off in housing starts.

By product segment, sales of professional audio equipment rose significantly in markets outside Japan, particularly due to Yamaha's dominant position in digital mixers. Within musical instruments, sales of electronic instruments and wind instruments turned in a good performance, and sales of pianos and string instruments were also higher than in fiscal 2006. The development of strong relationships with leading artists was highly effective in promoting wind instrument sales, with saxophones and trumpets benefiting in particular.

Content distribution business derives revenue from the distribution of ringtones (polyphonic melodies and songs) for mobile phones and from music distribution to PCs. Sales of polyphonic ringtones have declined in recent years, whereas sales of song clips through services such as Chaku-Uta™* have taken off. However, the high royalty rates paid to copyright holders on the content distributed via Chaku-Uta™ have tended to depress profit margins. This business posted lower sales and profits in fiscal 2007 than in the previous year.

* Chaku-Uta™ is a registered trademark of Sony Music Entertainment (Japan) Inc.

Yamaha operates music schools in more than 40 countries around the world as well as Japan. Global enrollment is currently around 700,000 students. In Japan, the impending retirement of the baby boom generation is stimulating a revival of interest in playing a musical instrument, leading to the enrollment of increased numbers of middle-aged people and seniors into music classes for adults. In fiscal 2007, Yamaha's music schools for adults (which operate under the name "Popular Music School") celebrated their 20th year in Japan. Enrollment levels for adult music classes topped 110,000 students, reflecting progress made in developing a network of music schools specialized for adults in major cities and the addition of more class options for middle-aged and senior students.

The Yamaha service offering music lessons online, Yamaha Music Lesson Online™, which began in March 2006, also recorded strong growth in student numbers.

Conversely, the number of children enrolled in Yamaha music schools was broadly flat in fiscal 2007, following the halt in the declining enrollment trend the year before. Yamaha continued to develop the "Unstyle™" network of music schools, which offer high-quality services in suburban locations to match changing needs and lifestyles. Television commercials and other advertising campaigns also helped to boost student numbers. Outside Japan, Yamaha expanded its music school network in China to six locations, posting a steady increase in student numbers.

Further progress was made in implementing manufacturing reforms within the musical instrument business under the "YSD50" plan. This followed Yamaha's decision in fiscal 2006 to consolidate piano production in Japan from two sites (in Hamamatsu and Kakegawa) into a single complex at Kakegawa by mid 2010, based on an overall assessment of the related gains in efficiency as well as key issues such as technical skills mentoring and personnel development. During fiscal 2007, Yamaha decided to close two US-based factories making pianos and wind instruments and a guitar plant in Taiwan. This move will accelerate the concentration of musical instrument production facilities in Japan, Indonesia and China. Yamaha also made steady progress in developing supply-chain management systems. This resulted in a considerable improvement in the composition of inventories at the fiscal year-end. Yamaha also focused on reducing material procurement costs and on strengthening controls over base production costs.

Market trends

In Japan, declining birth rates, the circulation of second-hand pianos and other factors have resulted in the piano market shrinking to a mere 10% of its former size over a period of 20 years. However, this decline now appears to have leveled off. The evidence in recent years is that the



Disklavier™ (player piano) DC3M4



Trumpet YTR-9445NYS
The "New York" model was developed in conjunction with professionals at the New York Philharmonic. Designing musical instruments with the help of the world's top artists is recognized as one of the best ways of getting closer to perfection in terms of timbre, expressiveness and performing characteristics. Yamaha is working to develop and improve models by placing emphasis on closer communication with leading professional musicians.



Silent Session Drum™ DTXPRESS™ IV
Yamaha has drawn on 40 years of know-how in acoustic drum development and production to develop a kit that replicates authentic drum sounds while further enhancing performance and practice capabilities.



Silent Cello™ SVC-210



Digital piano MODUS™ H01
This new-concept electronic piano has a simple but highly sophisticated design. Including all the first-rate basic performance characteristics expected of a Yamaha electronic piano, it also adds value to any room. Yamaha is marketing the model through interior design shops and other new sales channels as well as musical instrument retailers.



Upright piano b series
This recently launched in Europe entry-level model is proving popular.

segmentation of digital pianos is helping to stimulate general demand for keyboards with the market for keyboard instruments showing a clear trend toward polarization between the high-value-added and low-priced segments. Musical instrument retailers in Japan are also adapting to market trends by offering more music classes and individual lessons. Hence, the Japanese market for musical instruments now looks likely to expand gently over the coming years, led by a revival in interest in music and in playing instruments, particularly among the baby boom and younger generations.

In the United States, the effects of higher interest rates, depressed consumer spending and stalled housing starts are continuing to squeeze the market, particularly for large keyboards. The downturn in retail sales of musical instruments is closely correlated with macroeconomic trends, with a certain time lag. One feature of the US market is that the chains of large instrument retailers now account for a large proportion of sales, making Yamaha's business with these stores all the more important going forward. However, the overall US market for musical instruments has still grown over the past ten years, and Yamaha expects the long term trend to remain one of expansion.

In Europe, retail sales of musical instruments have begun growing again in the critical market of Germany amid a macroeconomic recovery. A key future issue for Yamaha is the development of effective market measures to further emphasize the strengths of the Yamaha brand in order to counter a market trend toward the introduction of own-branded instruments by leading retailers.

The market for musical instruments on the Chinese mainland is estimated at around ¥60 billion, of which about two-thirds represents demand for pianos. Although the market has cooled slightly of late, demand is expected to grow further over the medium and long term.
Markets in Russia and Eastern Europe are projected to grow rapidly going forward now that political and economic conditions are relatively stable.

"YGP2010" targets and policies

Under the "YGP2010" medium term business plan, the segment targets for fiscal 2010 are ¥360 billion in sales and ¥30 billion in operating income. Achievement of these targets is partly a matter of extending measures begun under the "YSD50" plan. New policy initiatives are outlined below.

Generating growth in the piano business by promoting a customer-oriented product strategy

In the piano business, Yamaha is following a "Total Piano Strategy" that aims to develop a range of pianos to cater to different customer needs. This involves developing an even stronger position in both acoustic and digital technologies while at the same time trying to blend such technologies to create a complete, seamless and fully customer-oriented range of products. In doing so, Yamaha expects to cater to a broad range of market requirements in the modern age. In acoustic pianos, one of the basic aims is to realize a further evolution in the instrument to take it to new heights. Meanwhile, Yamaha is also looking to create hybrid pianos based on new concepts that are not tied to traditional ideas, such as pianos for more casual use by different levels of players for varied applications, as well as pianos where the status of cosmetic design is elevated, and pianos in which priority is placed on the instrument's setting or placement. In this way, Yamaha can meet diverse market needs.

Gaining market share in guitars through improved competitiveness

The global market for guitars is growing and is currently estimated in annual terms at ¥200 billion. Yamaha's guitar business is small compared with the scale of this market. Although Yamaha has developed a name in acoustic guitars, the Company's market share in electric guitars remains low. Yamaha aims to increase market share while rebuilding based on traditional strengths.

Currently Yamaha is focusing on the electric acoustic guitar sector. Growth in North America in recent years has been remarkable, to the extent that the market for these guitars is now worth more than half that for pure acoustic guitars in value terms. Yamaha expects this trend to spread to the rest of the global market in due course. Yamaha plans to introduce new electric acoustic guitar models that exemplify the qualities expected of the Yamaha brand. By combining acoustic guitar technologies, which control the sound based on the characteristics of the wood used, with digital pick-ups, DSP* and other digital technologies, Yamaha plans to develop new electric acoustic guitars that can create a large sound without losing any of the sound qualities inherent in a good acoustic guitar.

Currently Yamaha manufactures high-end guitar models in Japan, while the entry-level instruments are produced in Indonesia and China. Aggressive manufacturing reforms remain underway across each of these production bases. Yamaha is also investing proactively in artist services to develop stronger relationships with leading musicians. In the United States, Yamaha has expanded its R&D facilities to the local subsidiary Yamaha Artist Services Hollywood, focusing resources into artist relations there. Yamaha is also upgrading efforts to build relations with music professionals through a London-based team specializing in guitars. In Japan, the aim is to develop stronger and more coordinated links with sales divisions.

* Digital Signal Processor (Processing) (DSP) refers to general digital signal-processing technologies developed by Yamaha, including various original technologies for processing digital audio and music. Practical applications include sound field controls in AV equipment, effecters used in professional mixing consoles, mobile phone sound generation and 3D sound technologies.



Yamaha music school



Yamaha music lessons for adults



Electric acoustic guitar CPX900
Electric acoustic guitars are adaptable enough to be perfect for performing anywhere from the concert hall to the street.

New integrated management of music entertainment business

The "YGP2010" plan mainly targets growth in sectors related to "sound, music and audio" business domain. In June 2007, Yamaha established a new management company, Yamaha Music Entertainment Holdings, Inc. (YMEH), to oversee operations in all music entertainment businesses operated by the Yamaha Group and the Yamaha Music Foundation. All operations in this field are being realigned and consolidated under YMEH into six separate operating companies. By building more effective and flexible systems, YMEH will manage and expand Yamaha music entertainment-related operations. These span a wide variety of areas, including various support activities for amateur musicians within the Yamaha Group; artist scouting, nurturing and supporting creative work of music artists; the market supply of music entertainment works to the market through various media; and Yamaha's music publishing business. The guiding concept for the future development of Yamaha's music entertainment business will be to foster the creation of music that can contribute to society by providing fresh "kando"* along with cultural enrichment.

* "Kando" (is a Japanese word that) signifies an inspired state of mind.

Targeting further growth in professional audio equipment business through expansion into new sectors

Yamaha's PM1D and PM5D digital mixers are recognized within the industry as setting global benchmarks in this field. Such products have helped lead the transition from analog technology to the world of digital. Yamaha is working to solidify its position as the world leader in digital mixers by continuing to exploit the Company's strengths in digital and network technologies. Alongside this, Yamaha also aims to expand by developing services as a system solutions provider. This focuses on catering to market demand for systemized audio equipment solutions, backed up by product design and installation proposals, and full technical support. Another target market segment for Yamaha is commercial installed sound systems for applications other than music in venues such as exhibition spaces, schools and hotels. This is another major market with the potential to support future business growth.

(For further details, please refer to the "Special Feature: Dynamic Growth Expected from Commercial Audio Equipment Business" section on pp.17-18.)



Digital mixing console M7CL-48
Digital mixing consoles are bringing the dramatic improvements in sound that are possible with digital technology to many live music venues the world over, including many churches in the United States. A broad range of users from the digital beginner to the professional sound engineer can use this product for live mixing. Digital mixers such as this have sold well for Yamaha in the United States and Europe, driving the growth in overall sales of professional audio equipment.



Utacche™, true tone content distribution service



Music production synthesizer MM6



Portable PA system STAGEPAS™ 500

In the AV equipment business, exploiting skills as a manufacturer of musical instruments and as "the sound professional," Yamaha plans to create growth by supplying markets in consumer audio products such as home theater and Hi-Fi audio systems. In the field of IT equipment, Yamaha aims to expand through the early establishment of full-scale operations in IP conferencing systems, a sector that Yamaha entered in fiscal 2006.

Business outline
The AV/IT segment comprises audio and visual (AV) equipment (including AV amplifiers and receivers, speaker systems, Digital Sound Projector™ and other products), commercial online karaoke equipment, routers, and IP conferencing systems.

Performance overview
Segment sales in fiscal 2007 were 4.1% down on the previous year at ¥72.8 billion. Sales of the segment mainstay, AV receivers, grew steadily in Europe and the United States, and the Digital Sound Projector™ also registered significant growth. Sales of commercial online karaoke equipment declined, however. Segment operating income rose slightly compared with fiscal 2006, to ¥2.1 billion, in part due to currency-related gains.

Market trends and business strategy
AV equipment
The global market for existing home theater products entered a downward trend during fiscal 2007. With competition from Korean and Chinese manufacturers leading to sales price erosion, Yamaha managed to achieve positive year-on-year growth in sales, but was unable to cope fully with fierce competition in the medium- and high-end product ranges. Going forward, Yamaha plans to concentrate resources on high-value-added products within growth market segments. By increasing the value offered as a customer-supported brand and by striving to introduce manufacturing-led reforms to further reduce costs in processes from design to the factory floor, Yamaha aims to create a new earnings structure for the business capable of withstanding fierce competition. Plans for expanding the business are focused on the areas outlined below.

Growth in the front surround speaker
In the market for existing home theater products, volume is declining across the component product, HTIB* and DVD player-integrated system fields, notably in Japan and Europe. The market for front surround systems designed for flat-panel TVs is expanding rapidly, however. Yamaha is responding to this surge in demand with aggressive development of the Digital Sound Projector™ (YSP). Yamaha aims to grow sales by supplying a broader lineup through expanding the current YSP series with additional products based on AirSurround™ technology, to cater to different installation styles, including more multifunctional units, and by seeking to create added value in the form of products that offer greater convenience.

* HTIB (Home Theater in a Box) products put the AV receiver and speakers in a single package

Strengthening the medium- and high-end Hi-Fi product range
In Japan, the impending retirement of the baby boom generation has revived interest in audio, with demand expected to rebound for two-channel high-end Hi-Fi systems. In recent years this sector has also been posting double-digit growth in European markets. Yamaha is working to reinforce its product range in this area by exploiting the Company's origins in musical instrument creation and profound knowledge of professional sound-related technologies. In 2006, Yamaha launched the Soavo™ series of high-end Hi-Fi speakers. Future plans call for the progressive introduction of medium- and high-end Hi-Fi amplifiers and CD players that are compatible with this speaker range.



Speaker system Soavo™-2



USB powered stereo speaker NX-U10

Growth in new product fields
Yamaha aims to establish the desktop audio genre as a new product field. In recent years, the spread of portable digital audio players such as the iPod*, the expanded use of online music distribution services, and the progress made in music audience functions for mobile phones have all transformed the way that people enjoy music. Taking advantage of these new trends, Yamaha aims to develop a line of highly differentiated products for the desktop audio field that combine high sound quality with compact, stylish design. Yamaha is also developing new audio equipment to support business users in making effective presentations.

* iPod is a registered trademark or trademark of Apple Computer, Inc. in the United States and other countries

Commercial online karaoke equipment
In the market for commercial karaoke equipment, demand from replacement of first-generation machines has fallen off, and investment in new equipment remains weak. Other prominent trends include demands by online karaoke vendors to reduce costs and a shift toward equipment supplied by Korean manufacturers. Although sales in this business remain in decline, Yamaha is focusing on developing a new generation of online karaoke systems with high-definition image capabilities. Such products promise to help Yamaha ride the next wave of replacement demand from online karaoke vendors.

Routers
The global market for routers continues to grow strongly. Yamaha's business has grown by focusing on ISDN and VPN (Virtual Private Network) routers. Going forward, Yamaha plans to maintain the current scale of operations by developing new models tailored to specific customer needs and applications. Based on a wealth of expertise in the field, Yamaha also plans to adopt a broad perspective by developing total next-generation network solutions, including maintenance and support services.

IP conferencing systems
The global market for IP conferencing systems was worth ¥400 billion* in 2005 (with Yamaha's domain a quarter of this figure*). Strong growth is expected in the period to 2010, led by the Chinese market. Utilizing expertise in sound and network technologies, Yamaha is pursuing the combination of excellent sound with convenient features such as multi-node interconnection capabilities and sound activated automatic video switching. Plans call for developing a sales network in Japan and overseas markets to promote sales of various devices such as high-performance microphones, speakers and echo-cancellers, both through Yamaha sales channels and routes provided by other makers in the field. The sales target for fiscal 2010 is ¥5 billion.

In product development, Yamaha is focusing on combining router technology with its strengths in sound, and on creating multi-node training systems that can interface with PC-based images and data. Such systems could supply the growing demand for equipment that would allow companies to hold training courses over multiple sites. Yamaha plans to market such products globally through action to include developing e-sales channels.

* Yamaha estimate



Digital Sound Projector™ YSP-1100 with furniture stand



Broadband VoIP Router RT58i



Projectphone™ PJP-50R

Yamaha aims to expand this segment and achieve differentiation from competitors by developing new families of devices that emphasize the strengths of Yamaha as "the sound professional."

Business outline

This segment includes the semiconductor business operated by the Yamaha Semiconductor Division and its manufacturing subsidiary Yamaha Kagoshima Semiconductor Inc., with the main products being LSI sound chips for mobile phones and sound source ICs used in amusement equipment. It also includes high-performance copper and nickel alloys and related processed parts, which are manufactured and sold by Yamaha Metanix Corporation.

In view of the long-term decline in demand for leadframe materials, which are the principal product of Yamaha Metanix, Yamaha has explored various ways of stabilizing the company's profitability and of further developing the electronic metal products business. However, Yamaha reached the conclusion that developing new products and strengthening the competitiveness of Yamaha Metanix would be difficult while it remained independent. On March 20, 2007, the Yamaha Board of Directors approved a decision to sell 90% of the issued shares of Yamaha Metanix to Dowa Metaltech Co., Ltd., along with the entire equity stake of Yamaha Corporation in affiliate Yamaha-Olin Metal Co., Ltd. (accounting for 50% of the latter firm's total issued shares).

Performance overview

In fiscal 2007, the LSI sound chips for mobile phones that are the mainstay of the electronic equipment business recorded sharp drops in sales volumes and unit prices, notably in markets outside Japan. In the electronic metal products business, despite flat sales volumes amid a sluggish market, sales rose compared with fiscal 2006 as higher materials costs were accordingly reflected in product prices. Segment sales edged down to ¥54.8 billion as a result. Operating income fell 60.9% year on year to ¥3.1 billion, reflecting lower sales of semiconductors and declining profit margins.

Market trends and business strategy

Mobile phones are the principal market for LSI sound chips. The global market for mobile phones expanded by around 25% compared to fiscal 2006. More than 10% growth in demand is also forecast in calendar 2007. However, market conditions remain harsh in the business for LSI sound chips for mobile phones. In high-growth emerging markets such as India, Russia, Brazil and China, the number of phones containing inexpensive sound-generation software rather than LSI sound chips has been increasing.

Yamaha anticipates the performance of the business for LSI sound chips for mobile phones to decline further going forward due to the ongoing shift to sound-generation software, unit price erosion and other factors. Yamaha is focusing on trying to put a floor under sales by making proposals to mobile carriers and phone manufacturers based on devices that deliver superior sound quality combined with non-sound-source devices such as codecs (Compression/DECompression) and silicon microphones.


Y551
706AA

Silicon microphone for use in portable devices



Three-axis geomagnetic sensor IC



Digital IC amplifiers for flat-panel TV

In contrast, demand continues to increase for digital amplifiers because these devices produce little heat and do not consume much power. They offer one potential solution for extending battery life in portable equipment that contain small speakers, such as mobile phones and notebook computers. Another area of promise is high-definition large-screen flat-panel TVs, where higher quality sound reproduction is in increasing demand in the Japanese market since the start of terrestrial digital broadcasting. Yamaha has already begun incorporating the latest generation LSI digital amplifiers into related applications such as flat-panel TVs, and demand is forecast to rise in the near future.

Creating markets for new devices

Yamaha plans to intensify efforts to develop high-performance devices for new growth market segments as the "Smart AnaHyM™ Strategy." This involves upgrading basic functions by strengthening analog (Ana), hybrid (Hy), and MEMS (M) (Micro Electro Mechanical Systems) technologies while seeking to add greater value to devices through Yamaha's competitive advantages in the "Smart" technology field, which include signal processing.

The main product categories in this field include digital amplifiers, silicon microphones, geomagnetic sensors and CMOS (Complementary Metal Oxide Semiconductor) image sensors. Of these, digital amplifiers are the most advanced in terms of development of commercial product lines. Outside the mobile phone sector, Yamaha expects these products to find broad application in sectors such as flat-panel TVs and amusement equipment. Since 2001, Yamaha has introduced various digital amplifier IC products offering high sound quality and low power consumption for markets mainly for AV equipment. In April 2007, Yamaha began shipping samples of a new range of digital amplifier ICs developed for flat-panel TVs of varying screen sizes. Besides striving to continually strengthen the competitiveness of digital amplifiers, Yamaha provides customers the opportunity to select a combination of devices to boost differentiation with competitors.

Development efforts have also centered on silicon microphones. In March 2007, Yamaha began shipping samples to mobile phone manufacturers, who are the major potential users for such products. Yamaha has developed a broad lineup of sound-related LSI products such as mobile audio LSIs, and also owns advanced signal processing technologies for both analog and digital sound. Yamaha aims to leverage such assets to supply high-value-added microphone devices offering specific capabilities such as noise suppression and directional control to meet demand.

In the automobile industry, the use of advanced electronics to create more secure, convenient and comfortable driving experiences is expected to boost demand for products such as graphics LSIs used in onboard LCD display equipment. In this sector, Yamaha is advancing proposals for LSI products with drawing functionality as well as chips for use in rear-view monitors that are designed to enhance rearward visibility.

Under the medium-term business plan "YGP2010," the segment targets for fiscal 2010 are ¥45 billion in sales and ¥5 billion in operating income. Yamaha expects to generate growth and boost earnings by promoting the growth of silicon microphones, digital amplifiers and LSI non-sound chips for mobile phones.

Aiming to drive future business development, a capital investment program enabling miniaturization to 0.18μ (micron) processes was completed at the Kagoshima plant during the fiscal year and production is already underway. Besides incorporating 0.18μ capability into product planning to reinforce in-house manufacturing, Yamaha aims to build an efficient production system by utilizing external foundries for any devices that require advanced manufacturing processes. Planned total capital expenditure over the three years to March 2010 is ¥9 billion.


System kitchen berry


System kitchen DOLCE LEGATO

Yamaha Livingtec Corporation is moving toward the creation of a profitable business structure by pursuing a growth strategy built around system kitchens. To achieve this goal, the company is focusing on implementing further management structural reforms, including customer-oriented product fabrication; expanding customer base by upgrading showrooms and developing remodeling sales channels; and reinforcing cost competitiveness through fundamental reform of production structures.

Business outline

The lifestyle-related products segment is mainly composed of system kitchens, system bathrooms and vanity units. Yamaha Livingtec Corporation is the principal Yamaha Group subsidiary in this segment. Exploiting core technologies in artificial marble, piano coating and wood processing, Yamaha aims to create products that exceed customer expectations in terms of utility and satisfaction, leveraging several competitive advantages to achieve this objective. Besides creating original and highly functional products of high quality, Yamaha boasts an integrated development and production process from materials to finished product. It also has a national network of product display showrooms to offer customers a first-hand look at products and to propose alternatives for their own homes.

Performance overview

Segment sales exceeded the initial target of ¥43.0 billion by ¥3.6 billion, increasing by ¥1.4 billion, or 3.0%, in year-on-year terms to ¥46.6 billion. In terms of the sales product mix, unit price of system bathrooms declined due to fiercer market competition, but sales of system kitchens increased due to the popularity of models featuring artificial marble sinks. At ¥1.2 billion, segment operating income was on a par with the prior year, which reflected the impact of higher materials prices.

Market trends

Regarding home fixtures and equipment, the conditions within the Japanese market have been extremely harsh due to a shift in demand in the new housing construction sector toward younger first-time buyers and a resulting downward trend in moderately-priced products. Additionally, there is increasingly pronounced polarization between the power builders (strong regional base house providers), which mainly cover the sales channel for moderately-priced products and suppliers of made-to-order products. The new Basic Law on Housing came into force in Japan in June 2006. This is expected to prompt builders to shift from volume growth strategies toward development of safe, high-quality housing, as demand for existing housing stock gains momentum. Moreover, along with increasingly desirable aspects such as energy efficiency and universal design, the future trend among customers is expected to be toward convenient housing that combines high resilience with long life.

Business strategy

Driving forces behind growth strategy

Under the "YGP2010" medium-term business plan, the segment targets for fiscal 2010 are ¥56 billion in sales and ¥3 billion in operating income. To achieve these goals, Yamaha is targeting ongoing structural reforms and the establishment of a profitable business structure based on six core policies: fundamental reform of production structures; customer-oriented product planning and development; growth in the customer base; quality assurance exceeding customer expectations; profit-oriented business management; and marketing based on face-to-face customer contact and needs assessment. Dubbed "Value Up 30," this set of policies is guiding the development of business activities across the company. The results of these initiatives have started to appear gradually from the second half of fiscal 2007.




System kitchen berry™

Establishing a user segment-targeted product lineup

On the product side, based on the concept of "customer-oriented product planning and development," Yamaha is targeting products that combine long life and convenience with human-conscious, environment-friendly functions. At the same time, Yamaha has established a clear, user-targeted product categorization of luxury/moderately-priced/entry-level, proposing "Value for Money" based on Yamaha's distinctive blend of style and function.

In addition, Yamaha plans to develop new business models to support the establishment of additional business units that will offer semi-custom order products for the luxury sector and built-to-order products for the super-luxury sector.

In system kitchens, the company plans to further upgrade the berry™ range of moderately-priced products while seeking to acquire more users in the luxury sector with the DOLCE LEGATO™ system kitchen, which was launched in spring 2007. In system bathrooms, reflecting the intensely competitive conditions caused by the current downward trend in unit prices and other factors, Yamaha aims to improve the cost competitiveness of its product range in the moderately-priced sector. Alongside this, Yamaha is seeking to differentiate its products from competitors by improving the ease and convenience of use, ease of cleaning, spaciousness and quality of fabrication.

Expanding points of contact with customers and affiliated outlets

The company aims to expand its business by focusing mainly on the markets for construction of built-to-order stand-alone houses and home remodeling, as designated by the customer placing the order. To expand points of contact with customers, Yamaha has expanded and upgraded its network of showrooms and converted these into sales bases that function as Yamaha business centers. Yamaha also plans to expand the current network of 38 showrooms to 50 outlets by 2010, with most of this growth planned for the Tokyo metropolitan area.

Yamaha is also striving to raise consumer awareness by aggressively conducting advertisement and promotional campaigns, mainly targeting magazine media. These efforts are proving successful in steadily increasing customer recall for Yamaha as a supplier in the housing fixtures market. At the same time, Yamaha is adopting measures to target agents and sales outlets within the home construction sector in an attempt to expand the network of affiliated outlets that provide a sales channel for the home remodeling sector. In Japan there are around 180,000 building contractor firms at present, and the company currently deals with 6,000 firms. Plans call for increasing this latter figure to 25,000 by 2010.

Promoting fundamental reform of production structures

Besides these initiatives, attaining the highest levels of cost competitiveness within the industry is an important issue in achieving the "YGP2010" goals. The company aims to trim its cost base by a total of ¥3 billion during the three-year plan period. Through ongoing reforms involving the revision of factory layouts and other measures, Yamaha aims to reduce labor costs by 30% while boosting manufacturing productivity by 30%.


System bathroom Beaut™

Yamaha has reached agreement to sell four of its six resorts in Japan, leaving only the facilities operated by Tsumagoi Co., Ltd. and Katsuragi Co., Ltd. (golf course/accommodation). Going forward, Yamaha plans to focus on maximizing the contribution of these two recreation complexes to earnings and corporate brand value.


Tsumagoi

Business outline
With a history of over forty years, this business segment comprises resorts in six locations across Japan from Hokkaido in the north to Okinawa in the south. In recent years the facilities have struggled to remain profitable despite annual visitor numbers of around two million overall.

Performance overview
Although the number of day visitors to various facilities rose in fiscal 2007, revenues from wedding ceremonies and skiing accommodation fell. The closure of the Tsumagoi and Katsuragi-Kitanomaru facilities for refurbishment also negatively impacted segment sales, which continued to fall from the previous year, totaling ¥17.8 billion. Profitability improved mainly due to lower depreciation costs, which depressed SG&A expenses. As a result, the segment posted an operating loss of ¥1.5 billion. Developments at each resort are outlined below.

Tsumagoi™
Located in Kakegawa, Shizuoka Prefecture in central Japan, Tsumagoi is a multifunctional resort offering music, sports and other leisure pursuits. Visitor numbers were higher than in the previous year despite a one month closure for renovation. This reflected the popularity of major musical events held at the resort such as the "Forever Young Concert in Tsumagoi 2006," which featured famous musicians Takuro Yoshida and Kaguyahime. Revenues from corporate training, where company uses the resort as a training facility, were favorable, which also generated growth.

Katsuragi Golf Club™, Katsuragi-Kitanomaru™
Visitor numbors during the year at the Katsuragi Golf Club were higher at weekends but flat on weekdays. The accommodation at Katsuragi-Kitanomaru was closed during the first three months of 2007 to refurbish the facility. Improvements included the installation of elevators and the remodeling of certain guest rooms for barrier-free promotions more than ever, and the refurbishment of kitchen facilities. As a result, total visitor numbers at the complex declined compared with the previous year.

Other facilities
At Kiroro™, located in Hokkaido, the effects of fewer skiers in recent years combined with an exceptionally mild winter led to a continued decline in hotel guests. However, the numbers of visiting day skiers within Hokkaido increased compared with the previous year, reflecting the remodeling of ski runs in fiscal 2006.

At Toba Hotel International™, located in Mie Prefecture, visitor numbers declined compared with the previous year, when business received a substantial boost from the EXPO 2005 AICHI JAPAN.

At Nemunosato™, also located in Mie Prefecture, although visitor numbers during the year increased due to the resort attracting more group bookings of overseas tourists, a decline in individual bookings resulted in lower sales revenue compared with the previous year. At the Nemunosato Golf Club™, the restoration work completed in fiscal 2006 to change the grass on the greens from Japanese green to bentgrass received a favorable reception from golfers. The hosting of the Mie Prefecture Open Golf Tournament at the course also contributed to a favorable performance.

At the Haimurubushi™ resort, located in Okinawa Prefecture, profitability improved despite a slight year-on-year drop in visitor numbers, which reflected the withdrawal of regular direct flights to the mainland and expansion of competing hotel facilities.


Katsuragi Golf Club™


Katsuragi-Kitanomaru™

Decision taken to sell four resorts
On March 23, 2007, the Yamaha Board of Directors approved the sale to Mitsui Fudosan Co., Ltd. of the commercial real estate of four resorts in the recreation segment—Kiroro, Toba Hotel International, Nemunosato (including Nemunosato Golf Club) and Haimurubushi—along with the transfer of all shares in the respective management companies.

Yamaha considered various proposals on the reconstruction and development of these facilities, but concluded that future operational viability would require substantial capital investment. After due consideration of further development possibilities, the future contribution to local communities and the corporate responsibility toward employees, Yamaha decided to sell on the twin conditions of maintenance of employment levels and the continued operation of each business. Yamaha posted asset impairment losses of ¥4.7 billion in the fiscal year ended March 2007 against the assets scheduled for transfer.

Business strategy
Going forward, Yamaha plans to concentrate resources on the Tsumagoi, Katsuragi Golf Club and Katsuragi-Kitanomaru facilities. By making the most of each facility's characteristics, Yamaha aims to boost the appeal of the remaining Group-managed resorts to improve profitability and to increase the overall value of the corporate brand. Under the "YGP2010" medium-term business plan, the segment targets for fiscal 2010 are ¥7 billion in sales and to break even at the operating level. The points of particular focus going forward are discussed below.

Tsumagoi™
Going forward, the aim at Tsumagoi is to create a facility that embodies the concept of Yamaha as a "sound and music company." Realizing this objective requires further work to establish a solid earnings base for the facility as a training venue for companies, schools and other customers. Besides offering the location as a training facility for music schoolteachers and college-level music students, Yamaha also plans to make the facility available as a sales training venue. Many Japanese companies use outside facilities for corporate training purposes, having sold off in-house training facilities after the collapse of the Japanese bubble economy. An IT capital investment program at Tsumagoi was completed in fiscal 2006, furnishing the facility with the equipment necessary to offer sales training courses. In addition to developing the training business, Yamaha aims to stabilize profits by attracting greater numbers of families and other visitors during the summer months.

Katsuragi Golf Club™, Katsuragi-Kitanomaru™
Promotional events are important for golf courses to highlight the attractions of the course and raise awareness of high service levels. At the Katsuragi Golf Club, Yamaha aims to secure various opportunities by attracting more professional tournaments to the course, organizing more golfing lessons by well-known pros, and luring the Japanese amateur championship there.

Most of the guests at Katsuragi-Kitanomaru are people using the facilities at the Katsuragi Golf Club. The challenge is to encourage more people living in the Tokyo metropolitan area to stay at the hotel. Fiscal 2008 plans call for additional improvements by upgrading the gardens and peripheral facilities. Yamaha also aims to improve hospitality by achieving the highest levels of service and customer satisfaction, notably in the area of food provision.




Tsumagoi™

Within this segment, the golf products and metallic molds/components businesses continue to achieve steady growth. The automobile interior wood components business has been spun off and merged with Yamaha Fine Technologies Co., Ltd. to exploit operational synergies with the metallic molds and components business. Overall prospects for increased profit generation by these operations going forward are good.

Business outline
This segment consists of golf products and automobile interior wood components supplied by Yamaha Corporation, and factory automation (FA) equipment and metallic molds/components that are manufactured and sold by subsidiary Yamaha Fine Technologies Co., Ltd. (YFT). Effective April 1, 2007, Yamaha spun off the automobile interior wood components business and merged it with YFT. The aim of this spin-off is to sustain growth and raise productivity by realizing synergies in marketing, technology and manufacturing.

Performance overview
Segment sales totaled ¥32.4 billion, a 31.2% increase in year-on-year terms. This result reflected strong growth in sales of golf products for export markets mainly in South Korea and a significant increase in sales of magnesium parts and plastic parts in the metallic molds and components business. Although production levels of automobile interior wood components increased due to demand created by the introduction of new models, production yields were lower than anticipated. As a result, operating income slipped below target. Segment operating income rose 36.5% compared with the previous year to ¥0.8 billion.

Business strategy
Under the "YGP2010" medium term business plan, the segment targets for fiscal 2010 are ¥34 billion in sales and ¥2.5 billion in operating income. Market trends and policy initiatives in each business are outlined below.

Golf products
In the golf products business, Yamaha's primary target customer group is wealthy individuals in their 50s and 60s with a taste for the genuine article. The main sales markets are Japan, South Korea, Hong Kong and Southeast Asia. Although the market for golf equipment in Japan remains on a declining trend, demand is expanding briskly in overseas markets. A golfing boom in Korea and a doubling of Yamaha's sales in Hong Kong during the year both contributed substantially to an excellent performance in fiscal 2007. Moreover, a successful advertising campaign in Japan during the second half of calendar year 2006 boosted sales and higher brand recognition among customers, helping Yamaha to increase market share. Sales growth was in double digits for the second year running. These factors resulted in a major improvement in the profitability of the golf products business.

Yamaha launched a fully remodeled range of golf clubs under the "New inpres™X" brand during fiscal 2007. These clubs conform to the new standards limiting the allowable coefficient of restitution for driving clubs that are due to come into force in 2008. Furthermore, they boost the maximum and average distance of drive compared with previously launched models also compliant with these new regulations. As a result, the new range contributed to increased sales of the business. Also popular were an order system for custom-built clubs and made-to-order driving clubs which are tailored to a customer's swing using a special analyzing system.

Yamaha expects the introduction of the new standards to stimulate fresh replacement demand in 2007 from clubs of high coefficient of restitution to clubs that are compliant with the new standards. The next few years will also see the retirement of Japan's so-called baby boom generation. The projected increase in the number of people that can enjoy golf as a leisure pursuit is forecast to promote a further increase in sales. Going forward, Yamaha plans to strengthen its earnings base to boost the contribution of this business to Yamaha Group profits by conducting effective advertising campaigns to stimulate sales growth.


Automobile interior wood components


Magnesium parts used in mobile phones

Automobile interior wood components
Yamaha's business in automobile interior wood components involves the application of technologies originally developed in piano and sports equipment production such as wood processing, fabrication, bonding and coating technology. Yamaha manufactures customized interior wood components for luxury cars.

While the use of wood paneling in automobile interiors has increased in recent years, competition with manufacturers based outside Japan has intensified due to a shift among automakers toward global procurement, resulting in a decline in prices. Other factors that have tended to depress profits include stricter quality standards and delays in improving production yields for wood fabrication processes.

The spin-off of the automobile interior wood components business and its integration with the metallic molds and components business aims to promote synergy due to mutual development of marketing activities among existing customers and common utilization of mold-related technologies. Other projected benefits include reconstruction of manufacturing processes in component businesses and the sharing of personnel. Through the integration process, Yamaha aims to develop optimized mass-production processes for the automobile interior wood components business, while also developing more high-value-added product lines and expanding sales network.

The company is working in cooperation with automakers to raise production yields. The company aims to improve profitability by focusing resources on the execution of a number of ongoing measures.

Metallic molds and components
The metallic molds and components business uses an integrated production process from development through to mold fabrication and coating, in addition to a 3-D production process. Yamaha supplies magnesium parts and plastic parts for products such as household appliances, communications equipment and mobile devices.

Demand for magnesium parts continues to expand in particular as mobile phones become thinner and amid pronounced growth in the market for high-end digital single-lens reflex cameras. On the other hand, Yamaha expects a continuation of trends such as highly variable orders and unit price erosion. This reflects a growing need for small-lot production of a large product range, the shift toward increased functionality in products and the shorter product life cycles.

Going forward, Yamaha aims to expand the business field by reducing the cost of sales and by developing mass-production technology. Focusing on raising profit margins, efforts are also underway to develop capabilities to efficiently handle order variability and to achieve higher production yields.

Factory automation (FA) equipment
Yamaha's FA equipment business manufactures and sells various types of precision machines for fabricating and inspecting intricate electronic component circuit boards; leakage inspection equipments for detecting microscopic leaks of air particles or fluid with super-accuracy; and industrial robots that perform burr removal, surface treatment, and polishing.

In precision machines, conditions remained favorable within the industry that makes flexible printed circuit boards for use in digital consumer electronic products such as flat-panel TVs, mobile phones, digital cameras and portable audio players. However, sales were sluggish due to a poor performance in overseas markets, reflecting deterioration in South Korean and Chinese market conditions during the second half of fiscal 2007.

In leakage inspection equipments and industrial robots, competition intensified amid firm demand from the automobile industry. Yamaha expects the market for leakage inspection equipments to expand further due to rising environmental concerns.

In industrial robots, Yamaha is in an alliance with FANUC LTD., one of the world's leading manufacturers in the field. While sales of jointly developed finishing robot systems are growing steadily, the number of models sold is also increasing in accordance with growth in diversified demand.

Going forward, Yamaha aims to increase its market share with these various products and thus achieve higher sales.


Golf club inpres™X 400D


Precision machine (Dm puncher)


Finishing robot

Technological expertise underpins the Yamaha Group's base of broad operations. Yamaha invests substantially in research and development (R&D) activities that support its progress in advanced technology. Securing, protecting, and utilizing related intellectual property is another prime aim at Yamaha to ensure that the Company retains and enhances its competitive technical edge.

Research and Development

Core technologies and business direction

Yamaha leverages the core technological expertise that it has acquired over many years in the fields of sound and music to increase the value of the Yamaha brand and to stimulate new demand by developing and offering innovative, high-quality products and services. At the same time, the Company has cultivated an excellent global reputation for original design. This attracts customers worldwide while boosting the competitiveness of the product range and raising the Yamaha brand profile. Core technical expertise and innovative product design constitute important functions for Yamaha.

Going forward, Yamaha will focus attention on developing network-based sound technologies that bring about "sound-filled" lifestyles, as well as materials and devices connected with human senses and emotions. By doing so, Yamaha can generate new business opportunities using its expertise in sound, and continue expanding as "the sound professional" company, even in the realms of human voices and environmental sound. The Company is working, for instance, on blending acoustic, digital signal processing, and network technologies to enable sound to become the basis for important aspects of home life, such as conveying information or security. Yamaha also is looking at commercializing other potential businesses in light of the rapid aging of Japanese society. Efforts include a studio in Tokyo established to develop original systems that emphasize the positive social role of music in health maintenance.

To further its use of core technologies to support future business, Yamaha invests in core technology improvement as well as employee training to ensure that core skills are passed on and nurtured within its workforce. Other key aspects of R&D at Yamaha include programs to maintain and upgrade technologies for product development and manufacturing. These efforts strengthen the Yamaha brand and boost the value of the Company's intellectual property and other intangible assets.

R&D organization

R&D at Yamaha comprises three elements. First, technical departments attached to each business segment and the Group Companies work on product development. Second, the Innovative Technology Division focuses on new research and technical development projects spanning the entire Company. Third, separate companywide project teams work on specific strategic research and product development themes.

Within the Innovative Technology Division are separate R&D centers—the Center for Advanced Sound Technologies for comprehensive R&D of musical instruments, audio equipment, electronic equipment and software, and the Center for Materials & Components Technologies for new materials and devices. The companywide project teams, meanwhile, include eYamaha Division that promotes R&D into new business models for the internet age.

In addition, Yamaha conducts most of its product design in-house at Yamaha Product Design Laboratory, which holds two Design Studios in Tokyo and London. Yamaha continually works to bolster its structure to fulfill its aim of being a leader in high-quality product design that has a fresh, cutting-edge feel to it.

R&D Organization Structure



Research and Development Group
Innovative Technology Division
Center for Advanced Sound Technologies
Center for Materials and Components Technologies
Product Design Laboratory
eYamaha Division
Musical Instruments Business Group
Business Division
Technical Development Department
Business Division
Technical Development Department
Sound and IT Business Group
Business Division
Technical Development Department
Productive Technology Business Group
Business Division
Technical Development Department
Yamaha Livingtec Corporation
Technical Development Department

R&D achievements

Developed products using MEMS (Micro Electro Mechanical Systems) technology

Yamaha began the basic development of MEMS in 2002 and commenced the development of silicon microphones in 2004. Drawing on its semiconductor manufacturing technology, circuit design technology, and acoustic design technology, Yamaha succeeded in developing its silicon microphones in a relatively short period.

Yamaha has a broad lineup of audio LSI products, including mobile audio LSI chips, as well as analog and digital audio signal processing technology. Going forward, Yamaha will aim to draw on its experience and technology in these areas to develop high-value-added microphones and microphone systems to meet a range of needs for noise reduction, directionality control, and other features.

Yamaha has also been mass-producing two-axis and three-axis geomagnetic sensors for applications related to mobile phones, among others, since 2005. Yamaha succeeded in the miniaturization of the sensors during the period via process development.

Developed microphone/speaker array control technology

Yamaha has combined the talker position detection technology of the arrayed microphone and the virtual sound source reproduction and 3-channel echo canceller technologies of the arrayed speaker in IP conferencing systems to realize a "Talker Position Output Mode" that reproduces voice according to the location of the speaker.

Developed USB powered stereo speaker with powerful output

Yamaha's PowerStorage™ circuit, a unique technology developed during the period, can output 20W (10W x 2) of instant power*, which is around 20 times what other USB speakers deliver.

* Continuous power output at 0.1 seconds.





Measurement of physical characteristics of materials

Material and device R&D at Yamaha targets the development of various new materials and devices with applications in sound and music. The fruits of such efforts provide the basis for new businesses.



Measurement of acoustic characteristics using dummy heads in an anechoic room

Researchers at Yamaha's Center for Advanced Sound Technologies are scientifically examining sound in its totality, including music, words, and noise. Research themes conducted in parallel include the emotional or healing impact of music and sound diffusion analyses. This work seeks to tap into the unknown potential that sound can derive.

R&D Expenses (Billions of Yen)



25
20
15
10
5
0
03/3
04/3
05/3
06/3
07/3
Musical Instruments
AV/IT
Lifestyle-Related Products
Others
Electronic Equipment and Metal Products

R&D Expenses by Business Segment (as of March 31, 2007)



24.2 Billion Yen
47%
20%
22%
6%
5%

Intellectual Property

Patents

The graphs to the right illustrate the number of Yamaha patent applications published in Japan and the number of patents owned at the end of March 2007 by Yamaha business segments. The musical instruments business accounts for over 40% of Yamaha's published patent applications in Japan and for more than 60% of all the patents owned by the Company. Recently, growth in the number of patent applications filed by the Company in China has contributed to the number of Yamaha-owned patents.

Patent strategy

Patent acquisition

Yamaha makes every effort to ensure that its patent strategies are coherent with its business development plans. In this respect, Yamaha has formulated patent strategies which contribute to the major themes central to its "YGP2010" medium term business plan, namely, "achieving growth in 'The Sound Company' business domain" and "further strengthen profit-making capability as the foundation for growth." To meet the objective of its first policy, Yamaha is heightening efforts to foster innovation and to promote patent acquisition with respect to the innovation. Yamaha seeks to meet the objective of the second policy by continually obtaining patents in Japan and abroad that help to protect its existing businesses.

Yamaha has also identified priority themes for patent acquisition in each business segment with the intention of establishing a strong patent portfolio. These target themes are summarized below.

Musical instruments
Network-related technologies, new-concept musical instruments, professional audio equipment related technologies

AV/IT
Sound field control technologies, network-related technologies

Electronic equipment and metal products
Sound-related devices

Lifestyle-related products
Kitchen and bathroom-related technologies

Yamaha promotes patent filings and rights acquisition in its others business segment as well. The aim is to achieve filings and acquisitions commensurate in number with the scale of each business.

Companywide R&D focuses on patent filings in areas related to acoustic technology and audio signal processing technology, as a major theme. By instilling a patent-oriented viewpoint in management for each stage of development, Yamaha promotes an aggressive approach to patent filings in accordance with the R&D progress for all key R&D themes, without exception.

Patent use

Patents are regarded by all Yamaha business segments as fundamental to commercial differentiation and to securing and maintaining an advantageous business position. Yamaha's AV/IT and electronic equipment/metal products segments make use of cross-licensing arrangements to augment their operational freedom. The Company also engages in patent licensing to third parties. In its AV business, for example, Yamaha is participating in a joint licensing consortium for optical disk recording technology patents that is led by Philips and Sony.

Yamaha also aims to maintain its intellectual property assets in the most appropriate manner. An annual review of all company-owned patent rights in Japan and elsewhere is conducted to determine current and future uses of respective patents. Patents to be maintained are then selected and a maintenance fee paid, thereby ensuring the appropriateness of intellectual property assets owned by the Company.

Patent management systems and methods

A corporate Legal & Intellectual Property Division oversees Yamaha's patent strategy and the integrated management of all patents held by the Yamaha Group. Specific personnel at each business and R&D division are assigned to intellectual property roles to ensure the Company's patent strategy is coherent with business and R&D strategies. Yamaha also holds regular meetings between each business and R&D division and the Legal & Intellectual Property Division, with the objective of promoting an integrated patent strategy at the group level.

"Respect for intellectual property" and "the securing of confidentiality" are also key concepts in Yamaha's "Compliance Code of Conduct," which forms part of the code of conduct for Yamaha Group personnel and member firms.

Internal incentives for inventions and patents

Yamaha revised internal regulations on patent rewards in 2005. The Company remunerates inventors at the various stages of patent acquisition and use, including filing, registration, internal practice, and any outward licensing. The payments are to reward inventors and to provide an incentive for invention. In the course of amending corporate regulations on patent rewards, Yamaha has incorporated steps required by the Patent Law, and carried out an increase in reward payments.

To encourage increased patent applications and registrations, Yamaha also strives to cultivate a dynamic corporate culture that values innovation and that honors the achievements of inventors. The Yamaha patent awards are held annually to recognize inventors who have made efforts aggressively to create inventions, patent filings and patent registrations, and to recognize inventions with significant potential and their originators.

Designs

The graph bottom right shows the number of registered designs owned by Yamaha at the end of March 2007. The musical instruments business accounts for about 70% of the total. Yamaha has boosted the number of product design applications made to the Chinese patent office in recent years as part of countermeasures against counterfeit products.

Copyright and other rights

Besides industrial property rights, such as patents, designs, and trademarks, the Yamaha Group generates numerous intellectual property in the form of copyright works, mostly in the field of sound and music. Yamaha applies the same degree of care to ensure the proper management and use of music related copyright as it does with other forms of intellectual property, such as patents, designs and trademarks.

Brand management

Yamaha formulated a "Brand Charter" in 2000, and has established rules concerning how the Yamaha brand is to be managed and represented. Going forward, the main thrust of brand strategy development will be focused externally rather than internally as a means to strengthen and advance business and product strategies.

Anti-counterfeiting measures

Yamaha has pursued a proactive policy against the counterfeiting of its products for more than 10 years. By using bureaucratic and legal routes, Yamaha seeks actively to expose and stop such counterfeiting practices, with some success. Cases of other firms seeking to copy Yamaha-branded goods have become more frequent in recent years. Going forward, Yamaha plans to adopt a more-aggressive legal posture, including filing lawsuits against infringers, to preserve its brand value and to retain consumer trust in the Yamaha brand. Yamaha also takes anti-counterfeiting measures in alliance with other companies in diverse industries.

Intellectual property risk

At the time of this report's publication, the Yamaha Group was not involved in any intellectual property dispute with the potential to have a significant impact on the Company's business.

Yamaha Patent Applications Published in Japan
(Number of patents)


1,200
1,000
800
600
400
200
0
Others
AV/IT
Musical Instruments

Patents Owned by Yamaha (as of March 31, 2007)
(Number of patents)


5,000
4,000
3,000
2,000
1,000
0
Japan
U.S.
Others
Others
Lifestyle-Related Products
AV/IT
Musical Instruments

Patents Applied and Owned by Yamaha in China
(Number of patents)


250
200
150
100
50
0
Patent (Applied)
Patent (Owned)

Registered Designs Owned by Yamaha
(as of March 31, 2007)


400
300
200
100
0
Japan
U.S.
Others
Others
Lifestyle-Related Products
AV/IT
Musical Instruments

The Yamaha Group aims to boost corporate value through implementing our corporate philosophy and pursuing corporate management that emphasizes corporate social responsibility (CSR) in order to meet the expectations of stakeholders.

Yamaha's corporate philosophy

Corporate Objective
Yamaha will continue to create 'kando'* and enrich culture with technology and passion born of sound and music, together with people all over the world.

* 'Kando' (is a Japanese word that) signifies an inspired state of mind.

Brand Slogan
CREATING 'KANDO' TOGETHER

Commitment to Customers
Yamaha will fully satisfy the customer, by offering high-quality products and services, which use new and traditional technologies, as well as creativity and artistry, and continue to be a known, trusted and loved brand.

Commitment to Those who Work with Yamaha
Each person involved with Yamaha enhances the Yamaha brand and creates Yamaha value. Yamaha will develop relationships of mutual trust with all of those who work with Yamaha in accordance with fair rules based on social norms, and strive to be an organization in which individuals can demonstrate their abilities fully, have confidence, and have pride.

Commitment to Shareholders
Yamaha will increase the satisfaction and understanding of its shareholders by striving for healthy profits and returns, and by achieving productivity, using high-quality, transparent management, and practicing disclosure.

Commitment to Society
Yamaha will give first priority to safety, and will care for the environment. Yamaha will be a good corporate citizen, and observe laws and work ethically, developing the economy, and contributing to local and global culture.

Yamaha's CSR Initiatives

Emphasis on Corporate Social Responsibility (CSR) in Management

Timely and appropriate information disclosure

Customers | Shareholders
Those who work with Yamaha | Society

Implement medium-term business plan "YGP2010"

* For further details on CSR activities, please refer to the Yamaha CSR Report.

Enhancing corporate governance

Creating a management structure through the Board of Directors and Executive Officers

The Board of Directors at Yamaha consists of eight directors, including one Representative Director and one outside director. The Board of Directors oversees the management function of the Yamaha Group, with directors appointed for a fixed period of one year to clarify management responsibilities.

Yamaha also employs an executive officer system, comprised of 16 executive officers, including one senior director and two managing directors, to support the Company president, the chief officer in charge of business execution.

The executive officers, who double as Company directors, principally oversee the operational and administrative divisions, which have been broadly divided into six groups. As part of this supervision, they manage and direct the divisions within the groups and are responsible for the performance of the groups. There is one executive officer, distinct from the aforementioned, assigned to each division within a group, each with responsibility for a key management theme.

An audit system to ensure fair and transparent business practices

Yamaha employs an auditing system headed by its Board of Auditors. The Board comprises two internal and two external auditors who periodically perform comprehensive audits of all divisions and Group Companies, and participate in Board of Directors meetings and management meetings, with Board of Auditor meetings generally convened once a month.

The Internal Auditing Division is under the control of the President and Representative Director. Its role is to closely examine and evaluate all activities undertaken at Yamaha and its Group Companies from the perspective of legal compliance and rationality. The evaluation results are then used to provide information for the formulation of suggestions and proposals for rationalization and improvement.

Refining the Yamaha Group's internal control system

Yamaha refines its internal control system to maximize efficiency in all its business activities, improve the reliability of its accounting and financial information, ensure full legal compliance, improve asset safeguarding, and enhance its risk management. Yamaha and its Group Companies created a "Group Management Charter" in June 2006, clarifying group management policies in order to ensure responsible business conduct.

Companywide Governance Committee to strengthen corporate governance

To strengthen corporate governance, Yamaha established the Companywide Governance Committee, consisting of the Compliance Committee, the CSR Committee, and the Corporate Officer Personnel Committee.

The Compliance Committee promotes activities across the Yamaha Group aimed at enhancing corporate management compliance with the law and social norms. The Corporate Social Responsibility Committee (CSR Committee) decides themes for the Yamaha Group to promote in order to achieve greater corporate social responsibility. To ensure a clearer, more impartial system of election, the Corporate Officer Personnel Committee meets to consult on appointments.

Various other companywide committees have been established to provide across-the-board response to critical risk factors that may arise during the course of business execution.

Corporate Governance Organization Structure



General Shareholders' Meeting
Appointment/dismissal
Advice
Report
Board of Directors
Auditing
Board of Auditors
Reports
Dismissal
Accounting Auditors
Appointment
Appointment/dismissal/supervision
Corporate Auditors Office
Management Meeting
Representative Director
Companywide Governance Committee
Instruction
Reports
Internal Auditing Division
Executive Officers
Auditing

New policy concerning large purchase of Company shares

The Company introduced its "Policy on Large Purchases of Company Shares (Anti-Takeover Measures)" on April 28, 2006, for the purpose of securing and enhancing the corporate value of the Company and the common interests of shareholders. In order to reflect the will of shareholders more faithfully and completely, Yamaha reviewed the policy at the Board of Directors Meeting on April 27, 2007, and thereafter put into effect a new policy (anti-takeover measures) for large purchases of Company shares upon approval of the shareholders at the Ordinary General Shareholders' Meeting held on June 26, 2007.

The rules of the policy state that any person offering to purchase shares with the objective of obtaining a holding ratio of shares of 20% or greater shall, prior to executing such purchase, submit all of the information needed for an independent committee comprised of outside directors and knowledgeable persons outside the Company to examine the details of the purchase. The independent committee shall then make a recommendation to the Board of Directors concerning whether or not to implement countermeasures, and the Board will honor this judgment and adopt a resolution accordingly. The implementation of the anti-takeover measures is subject to the approval of the shareholders in order to respect the intention of the shareholders more fully.

The purpose of these rules is to ensure in the event of an unexpected large share purchase, that the purchaser provides necessary and sufficient information to enable shareholders to make a decision as to whether a large share purchase offer from any specific party is beneficial or not to the Company and its shareholders. The rules are not designed as a deterrent to large share purchases so long as the bid, even if it is deemed a hostile one, is in the best interests of the Company and its shareholders in terms of corporate value.

For further details, please refer to Yamaha's homepage.
(http://www.global.yamaha.com/news/2007/20070427b.html)

Measures for Dealing with Major Acquisitions


[1] Submit necessary information and acquisition statement
[2] Information provided to shareholders
[3] Advice on defensive measures from independent committee
[4] Heed committee's advice, decide by Board resolution
This scheme was put into effect by resolution of the Ordinary General Shareholders' Meeting held in June 2007 (effective until 2010)

Promoting compliance in management

Establishing a Code of Conduct and promoting compliance

Yamaha Corporation is aiming to achieve a high level of compliance management by complying not only with the law but also with social norms and corporate ethics.

To do so, in April 2003, we established a Compliance Committee and created the Compliance Code of Conduct, which outlines important rules of conduct. Explanatory meetings were held in each workplace to familiarize all group directors and employees (including temporary staff and contract employees) with its contents. In addition, the Compliance Help Line was established, through which the Compliance Committee and outside legal advisors provide a consultation and information system for matters related to compliance.

A compliance survey is also periodically conducted to identify potential risks or problems in the compliance requirements, and to assess group employee awareness of these requirements. The results of the three surveys conducted thus far are reflected in present Company compliance measures.

Revisions were made to the Compliance Code of Conduct in April 2006. Meetings were subsequently held in all workplaces to familiarize employees with the new code. These revisions included additions regarding the prohibition of forced and child labor, the prohibition of discrimination and respect for human rights, and other information essential for Group Companies with overseas business interests. Information regarding new laws, such as personal information protection laws, and revisions to existing laws was also included.

To help the Yamaha Group conform to the laws and social norms of countries in which it has offices, the revised version is now being used as the basis for the creation of regional and international editions of the Compliance Code of Conduct. By June 2007, versions for no less than 12 countries had been completed.



Compliance Code of Conduct in varying languages

Initiatives for our customers

Compliance with worldwide safety standards

The Yamaha Group has established a system that ensures compliance with product quality and safety laws and regulations in order to provide our customers with a reliable product.

The Yamaha Group gathers information on worldwide safety standards for electric and electronic products and performs inspections to ensure that Yamaha Group products are in compliance with the required standards. By compiling a database of the results of these inspections, the Company has made it possible to instantly confirm whether a product is in compliance from any group site in the world.

To further improve the efficiency and accuracy of these inspections, a quality assessment facility equipped with state-of-the-art electromagnetic wave measurement equipment and various other types of measurement and assessment devices was established at Yamaha headquarters in May 2006. The Company has also compiled the "Indication Guide" to provide clear standards for the display of product safety information on a product and ensure the correct labeling of Yamaha products.



Anechoic chamber used for electromagnetic wave measurement

Quality creation from a customer perspective

A motor-driven, self-propelled fader* equipped in professional-use digital mixers enables key user interface somewhat akin to the keyboard in electronic musical instruments. In developing the fader system, Yamaha applied quality engineering that fuses technologies related to controlling mechanism, controlling circuit and controlling software. Development began with a numerical definition of the ideal movement of the fader from a customer perspective. Systematic testing and analysis provided the basis for a combination of "strong" control parameters that ensure fading is as close to perfect as possible, even under diverse environments used for digital mixing consoles.

A fader system designed in this manner guarantees outstanding performance and quality in terms of self-propelled speed, precision in stopping, consistency in movement and quietness, even in diverse user environments. It thus provides a high-quality, reliable user interface.



LS9 digital mixer

* The fader is part of the digital mixer that can be slid back and forth to adjust volume

Initiatives for those who work with Yamaha

Passing on skills through the Skill Registration System

Yamaha is working to pass on technical skills to the next generation, a problem faced by most Japanese factories.

In October 1996, Yamaha established the Skill Registration System to make a record of vital skills in each division that need to be preserved and passed on to younger employees. The system is based on a list of vital skills, who needs to learn them, and a deadline for learning them. The "From-To Program" was also started in October 1998. This program pairs up veteran workers with less-experienced personnel, and sets a goal and an action plan to achieve it. As of the end of fiscal 2007, there were around 120 such pairs moving forward on their action plans.

After they complete their action plan, both people file an "Activity Report" with the Human Resources Division. This record shows how each of them achieved their goal, which helps to pass on the skill of how to pass on skills.



Passing on skills for the production of pianos to the next generation

Fair selection and evaluation in partner relationships

The Yamaha Group views suppliers and subcontractors as partners in our quest to achieve our business goals, and as such we practice fair dealings based on mutual trust.

When dealing with other companies, we strictly adhere to the law and Company regulations and standards of fair selection and evaluation. Under the banner of open procurement, we ensure open, fair and unbiased dealings, and a basic policy of conserving natural resources and protecting the environment.

We also meet with suppliers and subcontractors to establish agreement on basic policies and specific regulations. Every six months, we hold the Council of Yamaha Corporate Affiliates* meeting, at which we explain Yamaha's production policies for the Company or certain businesses, and current sales trends.

* Council of Yamaha Corporate Affiliates is an organization consisting of representatives of the factories that make parts for Yamaha. The council promotes good relations and information sharing between members, and independent and ongoing study and research activities related to business management—all designed to increase the management capabilities of all participants.

Initiatives for Shareholders

IR activities to promote understanding of the Company

When releasing information, Yamaha strictly adheres to its disclosure policy to ensure a level playing field for individual investors and institutional investors worldwide. We release information in a timely manner through many channels, including information for results briefings, annual reports, and the Company website. For Japanese securities analysts and institutional investors, there are quarterly results briefings, and in addition to explanations of results by top management, there are occasionally factory tours and strategy conferences for individual business lines.

All information released in Japan is translated into English for foreign institutional investors. In addition, the president or another top executive travels overseas several times a year to meet with investors and talk with them about Yamaha's operations.

Participation in socially responsible investment funds

Socially Responsible Investment (SRI)—the concept of considering the social responsibility of an investment as well as the economic return when investing in stocks—has also become an important consideration in Japan. Yamaha is listed in some of the world's top SRI indexes, like the FTSE4Good Global Index (managed by Britain's FTSE*1), the Ethibel Sustainability Index (managed by Belgium's Ethibel*2), and the Morning Star Inc. SRI Index. Of the Japanese SRI funds, Yamaha is involved in the Asahi Life SRI Fund, the UBS Eco Fund, and many others.

*1 FTSE Corporation is a joint company established by the Financial Times Ltd. and London Stock Exchange plc.

*2 Ethibel is an independent consultancy that works with banks, brokers, and institutional investors in making socially responsible investments.

Initiatives for the environment

Introduction of cogeneration system at Tenryu Factory

Yamaha has installed a cogeneration system, which went into operation on January 8, 2007, at its Tenryu Factory. With this system, two 65L displacement engines (each equivalent to the power of around 100 compact cars) powered by natural gas for household usage run two 815kW generators. The resultant heat is used to produce steam and hot water for use in air conditioning and manufacturing processes at the factory. The installation of this system resulted in savings of primary energy, approximately 250KL of fossil fuel (crude oil conversion) per annum, and an estimated reduction of 1,600 tons in CO_2 emissions a year. The amount of CO_2 cut is equivalent to 1.6% of emissions at Yamaha Group production facilities in fiscal 2005. This makes a significant contribution toward attainment of the Yamaha Group goal "to reduce CO_2 emissions by 6% by 2010 relative to 1990 levels."



Cogeneration system

"Yamaha Forest"—Report on 2nd Year of Reforestation Initiative in Indonesia

Yamaha Corporation and Yamaha Motor Co., Ltd. are working together on the "Yamaha Forest" project, a tree-planting initiative in Indonesia. A tree-planting event was staged on December 17, 2006, to mark the end of the second year of the project.

Both companies have manufacturing and sales networks in Indonesia, and see the initiative, which was started in 2005, as a method of contributing to society by providing environmental education and protection through the planting of trees.

The project is supported by OISCA*, a Japanese NGO with a background in environmental conservation and promotion and developmental support of agriculture in Asia and the Pacific region.

In line with Yamaha's wish to promote exchange with the local community, gifts of school supplies were presented to children at a ceremony held prior to the planting.

* OISCA is a charitable corporation established in 1961 and run under the supervision of the Ministry of Foreign Affairs, the Ministry of Agriculture, Forestry and Fisheries, the Ministry of Economy, Trade and Industry, and the Ministry of Health, Labour and Welfare.



Tree-planting in action

Initiatives for society

Yamaha Corporation of America supports Special Olympics

Yamaha Corporation of America (YCA) once again provided support for an athletics event for people with intellectual disabilities staged in Southern California in June 2006. Volunteers from YCA helped with the running of the event. They also ran a booth where the more than 1,300 athletes had the opportunity to try out a variety of musical instruments by themselves, like the "player piano" and electronic piano. Special Olympics Southern California provides training and athletic events for people with intellectual disabilities, from children to adults, throughout the year.



Special Olympics Southern California

Yamaha Music Latin America in Argentina marks 10-year anniversary with concert to support hospital

Branches of Yamaha Music Latin America, S.A. in Argentina teamed up with Yamaha Motor Argentina S.A. to stage a charity concert on October 22, 2006, marking the 10th anniversary of both companies. More than 3,000 people were entertained for over five hours on a warm sunny day by students from the Yamaha Music School and artists of Yamaha. A donation of a diaper was the entry fee for the event to support the Garrahan Hospital for children, which is currently undergoing a difficult financial period. More than three months' worth of diapers were collected thanks to the cooperation of artists, affiliates and the personnel from the two companies.



10-year anniversary concert in Argentina

Yamaha Music Central Europe helps popularize playing wind instruments in public schools with Yamaha BläserKlasse

Yamaha Music Central Europe GmbH based in Germany, has, since 1994, encouraged and supported young people playing in symphonic brass orchestras at public schools through the unique Yamaha BläserKlasse concept. This concept is realized in normal music lessons at public schools for pupils aged 10 to 16. The program has been instituted at more than 1,000 schools in Germany, Austria, and the Netherlands. Up to now, around 28,000 students have enjoyed playing music together, motivated and supported by Yamaha's BläserKlasse concept.



BläserKlasse

Yamaha Indonesia and six local affiliates rebuild elementary schools destroyed in Yogyakarta quake

Six local affiliates of the Yamaha Group in Indonesia banded together to help with relief efforts after an earthquake on May 27, 2006, centered near the historic city of Yogyakarta in Java, Indonesia, killed around 5,700 people. A total of ¥3 million was donated via OISCA, a Japanese NGO, to rebuild two elementary schools in Wiro Village, which was devastated by the quake. The new school buildings were completed in November 2006, with a ceremony to mark.



Yamaha rebuilds school after Yogyakarta quake

Board of Directors



Shuji Ito
Chairman and Director



Mitsuru Umemura
President and Representative Director



Hirokazu Kato
Director



Tsuneo Kuroe
Director



Hiroo Okabe
Director



Toru Hasegawa
Outside Director
Corporate Advisor of
Yamaha Motor Co., Ltd



Yasushi Yahata
Director



Motoki Takahashi
Director

Corporate Auditors

Michio Horikoshi (Full-Time Auditor)

Tokihisa Makino (Full-Time Auditor)

Kunio Miura (Outside Auditor, Lawyer)

Yasuharu Terai (Outside Auditor, President and Representative Director of Yamaha Motor Solutions Co., Ltd.)

Executive Officers

Hirokazu Kato
Senior Managing Executive Officer
Sound and IT Business Group
Research and Development Group

Tsuneo Kuroe
Managing Executive Officer
Finance and Administration Group
Resort Management Group

Hiroo Okabe
Managing Executive Officer
Musical Instruments Business Group

Yasushi Yahata
Executive Officer
Productive Technology Business Group
Process Management Group
Golf Products Division

Motoki Takahashi
Executive Officer
Deputy Group Manager, Finance and Administration Group
(Corporate Planning and Business Planning)
General Manager, Corporate Planning Division

Takuya Tamaru
Executive Officer
General Manager, Sound Network Division

Koji Niimi
Executive Officer
General Manager, Innovative Technology Division

Yasuhiro Kira
Executive Officer
General Manager, Product Design Laboratory

Tatsumi Ohara
Executive Officer
General Manager, Semiconductor Division

Tsutomu Sasaki
Executive Officer
General Manager, Purchasing & Logistics Division

Masaaki Koshiba
Executive Officer
President, Yamaha Music & Electronics (China) Co., Ltd

Yoshihiro Doi
Executive Officer
General Manager, Domestic Sales & Marketing Division

Takuya Nakata
Executive Officer
General Manager, Pro Audio & Digital Musical Instruments Division

Takashi Onoda
Executive Officer
General Manager, Piano Division

Masahito Kato
Executive Officer
General Manager, Business Planning Division

Wataru Miki
Executive Officer
General Manager, Public Relations Division

(June 27, 2007)

Six-Year Summary

Yamaha Corporation and Consolidated Subsidiaries
Years ended March 31

	Millions of Yen					
	2007	2006	2005	2004	2003	2002
For the year:						
Net sales	¥ 550,361	¥ 534,084	¥ 534,079	¥ 539,506	¥ 524,763	¥ 504,406
Cost of sales	352,381	341,816	335,483	337,813	338,307	340,411
Gross profit	197,980	192,267	198,595	201,693	186,456	163,994
Selling, general and administrative expenses	170,295	168,132	162,899	156,637	154,413	152,951
Operating income	27,685	24,135	35,695	45,056	32,043	11,043
Income (loss) before income taxes and minority interests	33,101	35,842	33,516	47,456	22,612	(5,784)
Net income (loss)	27,866	28,123	19,697	43,541	17,947	(10,274)
At year-end:						
Total assets	¥ 559,031	¥ 519,977	¥ 505,577	¥ 508,731	¥ 512,716	¥ 509,663
Net assets*	351,398	316,005	275,200	259,731	214,471	201,965
Total current assets	231,033	209,381	225,581	201,704	221,089	211,140
Total current liabilities	136,656	117,047	145,820	123,596	158,148	144,498
	Yen					
Amounts per share:						
Net income (loss)	¥ 135.19	¥ 136.04	¥ 95.06	¥ 210.63	¥ 86.65	¥ (49.75)
Net assets*	1,680.91	1,532.62	1,334.51	1,259.28	1,040.06	978.15
	%					
Ratios:						
Current ratio	169.1 %	178.9 %	154.7 %	163.2%	139.8%	146.1%
Equity ratio*	62.0	60.8	54.4	51.1	41.8	39.6
Return on assets	5.2	5.5	3.9	8.5	3.5	(2.0)
Return on equity*	8.4	9.5	7.4	18.4	8.6	(5.2)

* "Net assets," "equity ratio" and "return on equity (ROE)" were classified as "shareholders' equity," "shareholders' equity ratio" and "return on shareholders' equity (ROE)," respectively, until the year ended March 31, 2006.

Financial Section

Contents

Management's Discussion and Analysis

Performance Overview

"YSD50" Medium-Term Business Plan

Fiscal 2007, the year ended March 31, 2007, was the final year of the "YSD50" plan. Against numerical performance targets of ¥590 billion in net sales, ¥50 billion in operating income and ¥34 billion in net income, Yamaha posted net sales of ¥550.4 billion, operating income of ¥27.7 billion and net income of ¥27.9 billion. Sales and profits were thus both below target. The main factors contributing to the shortfall relative to the plan were over-optimistic growth projections, particularly in the musical instruments and AV/IT segments, and faster-than-expected falls in demand and unit prices with LSI sound chips for mobile phones.

However, Yamaha did achieve one of the initial goals of the "YSD50" plan to eliminate real interest-bearing liabilities with the aim of improving the Company's financial condition.

Although sales and operating income in the musical instruments segment were both significantly below the medium-term business plan targets, the growth achieved in the professional audio equipment business was in line with expectations. Growth in the Chinese market exceeded 10% per annum, reflecting steady progress from ongoing investment in the sales network, music schools and other market infrastructure. Yamaha was also able to gain market share in growth markets, notably in Asia, as well as in South Korea, a mature market. Moreover, progress remained on track in undertaking manufacturing reforms such as the reorganization of production bases. Management believes that steady progress has been achieved in terms of implementing measures designed to promote future growth.

In the semiconductor business, both the drop-off in sales volumes and the unit sales price erosion seen with LSI sound chips for mobile phones were greater than anticipated. Growth with other devices also failed to meet expectations. In the lifestyle-related products segment, Yamaha initiated structural reforms to promote future growth. Sales were depressed in the recreation segment, and the business failed to re-establish profitability. Further pursuing a policy of selection and concentration, Yamaha decided on the sale of four resorts.

Net Sales

Sales by Business Segment

Sales in fiscal 2007 declined on a year-on-year basis in the AV/IT, electronic equipment and metal products and recreation segments, but increased in the core musical instruments segment as well as the lifestyle-related products and others segments. Overall, net sales rose 3.0% compared with the previous year to ¥550,361 million.

Sales in the musical instruments segment increased by ¥11,910 million, or 3.8% in year-on-year terms, to ¥325,989 million. Positive currency translation effects due to yen depreciation accounted for ¥11,200 million of the increase in sales in this segment. Excluding such effects, the real year-on-year increase in musical instrument sales was ¥700 million, or 0.2%.

By product category, although sales of the Electone™ declined, professional audio equipment recorded a second consecutive year of double-digit sales growth. Sales of electronic musical instruments and wind instruments also increased.

In the music schools business, child student enrollment numbers were more or less flat compared with fiscal 2006, while adult enrollments registered a further steady increase. However, sales revenues from the content distribution business declined due to a contraction of the polyphonic ringtone market.

Sales in the AV/IT segment declined by ¥3,115 million, or 4.1% compared to the previous year, to ¥72,823 million. The increase in sales in this segment as a result of positive currency translation effects due to yen depreciation was ¥3.5 billion. Excluding such effects, the real year-on-year change in AV/IT segment sales was a decline of ¥6.6 billion, or 8.7%. On the audio business, although sales of AV receivers, the segment mainstay, rose steadily in Europe and the United States and the Digital Sound Projector™ "YSP" series posted further solid growth in shipments, sales from online karaoke equipment produced on an OEM basis were down significantly.

Electronic equipment and metal products segment sales fell by ¥1,358 million, or 2.4% compared with the previous year, to ¥54,809 million. Sales of LSI sound chips for mobile phones were sharply lower than in fiscal 2006 due to a drop in demand caused by a shift toward the adoption of sound-source software. On the other hand, sales of electronic metal products increased due to sales price increases linked to higher materials prices, despite the stagnant market situation.

Sales in the lifestyle-related products segment increased by ¥1,358 million, or 3.0% compared with the previous year, to ¥46,573 million. Although sales of system bathrooms declined due to lower unit prices caused by increased competition, system kitchens featuring artificial marble sinks posted further favorable growth in sales.

Although numbers of day visitors rose, lower sales revenue from wedding ceremonies contributed to a year-on-year decline of ¥212 million, or 1.2%, in recreation segment sales, to ¥17,800 million.

In the others segment, magnesium parts used in mobile phones and digital cameras and plastic parts for video-game applications both posted substantial growth in sales. Sales of automobile interior wood

Sales by Business Segment
(Millions of Yen)



400,000
300,000
200,000
100,000
0
325,989
72,823
54,809
46,573
17,800
32,366
[1]
[2]
[3]
[4]
[5]
[6]

components also rose, reflecting demand created by new car models. Besides generating favorable growth in Japan, the golf products business recorded increased exports to markets in Asia. Total sales in this segment increased by ¥7,694 million, or 31.2% compared with the previous year, to ¥32,365 million.

Sales by Geographic Segment
In Japan, sales increased relative to fiscal 2006 in the metallic molds and components business, due to products such as magnesium parts, and in luxury automobile interior wood components. The lifestyle-related products business also posted positive year-on-year sales growth. Semiconductors, notably LSI sound chips for mobile phones, and online karaoke equipment recorded lower sales, however. Overall, sales in Japan fell on a year-on-year basis by ¥3,986 million, or 1.4%, to ¥291,228 million.

Sales in overseas markets increased by ¥20,263 million, or 8.5% compared with the previous year, to ¥259,133 million. In addition to a year-on-year gain in sales of ¥14.7 billion due to the effects of yen depreciation, this reflected higher sales in businesses such as musical instruments, metallic molds and components, and golf products. The ratio of overseas sales in the fiscal year ended March 2007 was 47.1%, an increase of 2.4 points from the fiscal 2006 figure of 44.7%.

Sales in North America fell in year-on-year terms by ¥1,017 million, or 1.1%, to ¥93,676 million. Sales of pianos and other musical instruments declined due to an economic slowdown, more than offsetting gains due to the yen's depreciation against the dollar.

Sales in Europe rose by ¥9,805 million, or 11.2% year-on-year, to ¥97,299 million. Besides gains due to yen depreciation, this result also reflected higher sales than in fiscal 2006 of musical instruments and AV equipment.

In Asia, Oceania and other areas, sales of musical instruments continued to rise in South Korea, South America, the Middle East and

Sales by Geographical Segment
(Millions of Yen)



400,000
300,000
200,000
100,000
0
[1]
[2]
[3]
[4]

other parts of the world. Sales in this geographic segment increased by ¥11,475 million, or 20.2% compared with the previous year, to ¥68,157 million. In China, the musical instruments business recorded another year of double-digit growth in sales, especially of pianos. Increased piano production at Hangzhou Yamaha Musical Instruments Co., Ltd. contributed to this result.

Cost of Sales and SG&A Expenses
The cost of sales increased by ¥10,496 million, or 3.1% compared with fiscal 2006, to ¥352,382 million. With sales rising by 3.0% in year-on-year terms, the cost of sales ratio was on a par with the previous year, at 64.0%. Yamaha continued to focus on cost-reduction measures in fiscal 2007, despite the effects of higher costs for metallic materials.

Selling, general and administrative (SG&A) expenses were ¥2,163 million higher than in fiscal 2006, rising 1.3% to ¥170,295 million. This was mainly due to higher selling and administrative expenses, reflecting the cheaper yen. The ratio of SG&A expenses to sales recorded an improvement of 0.5 points compared with fiscal 2006, falling from 31.5% to 31.0%.

Operating Income
Operating income increased on a year-on-year basis by ¥3,550 million, or 14.7%, to ¥27,685 million. The combined effects of higher sales, currency translation gains and effective general measures to rationalize operating costs more than offset the negative impact of sharp increases in raw material costs and intensified price competition.

Operating Income by Business Segment
Operating income in the musical instruments segment increased significantly to ¥22,037 million, compared with ¥14,132 million recorded in fiscal 2006. Despite an increase in raw material prices, this increase was supported by higher sales, currency translation gains due to yen depreciation and higher gross margins, reflecting changes in sales composition.

Although sales declined year-on-year in the AV/IT segment, operating income of ¥2,137 million was on a par with fiscal 2006. This was due to offsetting factors such as currency translation gains and lower manufacturing costs.

In the electronic equipment and metal products segment, the impact of a continued decline in sales due to lower demand for LSI sound chips used in mobile phones contributed to a substantial year-on-year fall in operating income to ¥3,101 million, compared with ¥7,927 million in fiscal 2006.

Operating income in the lifestyle-related products segment totaled ¥1,150 million, a similar figure to the previous year. Although rationalization measures helped to cut manufacturing costs, fixed expenses and some other expenses, sharply higher raw material costs and the effects of fiercer price competition in the system bathrooms sector exerted a negative impact on profits.

Reflecting factors such as lower depreciation expenses, the operating loss in the recreation segment was reduced to ¥1,536 million, compared with a loss of ¥1,789 million recorded in fiscal 2006.

In the others segment, the metallic molds and components business posted substantially higher profits than in fiscal 2006 due to higher production volumes and other factors. These gains were offset to some extent by poorer production yields for automobile interior wood components. Operating income for the segment increased by only ¥212 million to ¥794 million, compared with a figure of ¥582 million in fiscal 2006.

Operating Income (Loss) by Business Segment
(Millions of Yen)



25,000
20,000
15,000
10,000
5,000
0
-5,000
[1]
[2]
[3]
[4]
[5]
[6]

Other Income and Expenses
Non-operating income increased in year-on-year terms by 21.1% or ¥3,722 million, to ¥21,334 million, compared with ¥17,612 million in fiscal 2006.

Interest and dividend income increased by 19.4% or ¥176 million, to ¥1,083 million, compared with ¥907 million in fiscal 2006. Reflecting a higher profit contribution due to good results at Yamaha Motor Co., Ltd., equity in earnings of unconsolidated subsidiaries and affiliates rose in year-on-year terms by 19.7% or ¥2,926 million, to ¥17,764 million, from ¥14,838 million in fiscal 2006. Other non-operating income increased by 33.2% or ¥620 million, to ¥2,485 million, from ¥1,865 million in fiscal 2006, due in part to compensation for production stoppages.

Non-operating expenses were 1.7% or ¥110 million lower than in fiscal 2006, declining from ¥6,503 million to ¥6,393 million. Interest expense and cash discounts due to early payment declined in year-on-year terms by ¥205 million, or 3.7%, to ¥5,343 million, compared with ¥5,548 million in fiscal 2006. However, other expenses increased by ¥95 million, or 10.0% in year-on-year terms.

Interest Coverage
(Times)



60
40
20
0
47.63

Extraordinary Incomes and Losses
Extraordinary incomes totaling ¥606 million represented a year-on-year decline of ¥1,268 million compared with the fiscal 2006 figure of ¥1,874 million. This was due to reduced net gains arising from the sale or disposal of fixed assets, the reversal of the warranty reserve and sales of investment securities.

Extraordinary losses of ¥10,130 million were ¥8,854 million higher than the fiscal 2006 figure of ¥1,276 million. This reflected impairment write-offs on assets of the recreation segment totaling ¥4,728 million following the decision to sell four resorts; restructuring expenses of ¥3,146 million associated with the liquidation of one manufacturing subsidiary in Taiwan and two manufacturing subsidiaries in the United States; and an extraordinary loss of ¥728 million for additional lump-sum early retirement incentive program payments.

Income Before Income Taxes and Minority Interests
The substantial increase in extraordinary losses outweighed the effects of higher operating income and the net improvement in non-operating income. As a result, income before income taxes and minority interests declined by ¥2,741 million, or 7.6% on a year-on-year basis, falling to ¥33,101 million from ¥35,842 million in fiscal 2006. The pre-tax return on sales declined from 6.8% to 6.0%, a fall of 0.8 points in year-on-year terms.

Income Taxes and Deferred Income Taxes
Income taxes (comprising corporation tax, inhabitants' taxes and enterprise tax) and deferred income taxes were 34.0% or ¥2,444 million lower than in the previous year, falling from ¥7,186 million to ¥4,741 million. This was due to factors such as lower income before income taxes and minority interests and the recording of higher deferred tax assets associated with retained deficits at certain consolidated subsidiaries that Yamaha decided to liquidate or sell in the year under review.

Minority Interests
Minority interests equaled ¥493 million, which was on a par with the figure recorded in the previous year.

Net Income
As a result of the above, net income for the year decreased by ¥257 million, or 0.9% compared with fiscal 2006, falling from ¥28,123 million to ¥27,866 million. At 5.1%, the net return on sales was 0.2 points lower than the figure of 5.3% posted in the previous year. Net income per share equaled ¥135.19, compared with ¥136.04 in fiscal 2006.

Foreign Exchange Rate Movements and Risk Hedging
Sales at overseas consolidated subsidiaries are calculated using the average exchange rates recorded during the year. On this basis, in fiscal 2007 the yen fell by ¥4 against the U.S. dollar compared with the previous year, to ¥117 per $1. The year-on-year effect of this change was an increase of ¥3.2 billion in sales at overseas consolidated subsidiaries. The yen also depreciated against the euro during fiscal 2007 by ¥12 compared with the previous year, for an average exchange rate of ¥150 to €1. This resulted in a year-on-year gain in sales of ¥5.9 billion. Overall, the net effect on sales of foreign exchange rate movements, including fluctuations of the yen against such other currencies as the Australian and Canadian dollars, was a gain of ¥14.7 billion compared with fiscal 2006.

Although movements in the U.S. dollar-yen exchange rate resulted in virtually no net impact on profits, the average yen settlement rate against the euro during fiscal 2007 was ¥144 to €1, representing a depreciation of ¥9 relative to the previous year. The effect of this on profits was a gain of ¥4.0 billion. Including the effects of other currencies, the net effect on profits of exchange rate movements was a gain of ¥5.6 billion compared with fiscal 2006.

Yamaha undertakes most of its hedging operations against currency risks in Japan. U.S. dollar-related currency fluctuation risks are hedged by marrying risk associated with dollar receipts from exports with risk associated with dollar payments for imported products. The Company hedges the value of risks associated with the euro and the Australian and Canadian dollars by projecting related export revenues and purchasing relevant three-month currency forwards.

Dividends
Total dividends per share in fiscal 2007 equaled ¥22.50. This represented an increase of ¥2.50 per share compared with the previous year, reflecting the growth in operating income. The consolidated dividend payout ratio increased by 1.9 points to 16.6%, from 14.7% in the previous year. Based on net income less equity in earnings of unconsolidated subsidiaries and affiliates that does not generate cash, the dividend payout ratio equaled 40.0%.

Dividend Payout Ratio/Dividends per Share
(%/Yen)



24
16
8
0
24
22.50
18
12
6
03/3
04/3
05/3
06/3
07/3
Dividend payout ratio
Dividends per share

Financial Position and Liquidity
Financing Policy
Reflecting the relatively non-capital-intensive nature of the business, Yamaha finances its capital needs primarily from cash-on-hand, operating cash flows and bank loans. Yamaha's basic financing policy is to procure stable, low-cost funding while preserving sufficient liquidity.

Management commissions long-term senior debt rating assessments from credit rating agencies each year to gain an independent external evaluation of the Company's finances. The latest published ratings are shown below.

Rating agency	Long-term senior debt rating
Rating and Investment Information, Inc. (R&I)	A (Stable)
Japan Credit Rating Agency, Ltd. (JCR)	AA- (Stable)

Current Assets and Liabilities
Total current assets at March 31, 2007 amounted to ¥231,033 million, an increase compared with the previous year-end of ¥21,652 million, or 10.3%. This was mainly due to increases in cash and bank deposits and in trade notes and accounts receivable, among others. Total current liabilities at March 31, 2007 equaled ¥136,656 million, an increase of ¥19,609 million, or 16.8%, compared with the previous year-end. Besides higher accrued expenses and other factors, this was due to the transfer from long-term to current liabilities of resort membership deposits worth ¥9.3 billion in the recreation business segment to reflect the anticipated repayment of these deposits in fiscal 2008.

The current ratio at the fiscal 2007 year-end was 169.1%, representing a fall of 9.8 points compared with the figure of 178.9% from a year earlier. Management expects liquidity to remain high during fiscal 2008.

Current Ratio
(%)



220
180
140
100
169.1
03/3
04/3
05/3
06/3
07/3

Assets
Total assets at March 31, 2007 amounted to ¥559,031 million, an increase of ¥39,054 million, or 7.5% compared with the fiscal 2006 year-end. Current assets increased by ¥21,652 million, or 10.3%, to ¥231,033 million. In addition to the year-on-year increase of ¥10,273 million, or 28.2%, in cash and deposits from ¥36,429 million to ¥46,702 million, trade notes and accounts receivable and inventories increased due to the effects of yen depreciation.

The total value of fixed assets rose by ¥17,403 million, or 5.6%, to ¥327,998 million, compared with ¥310,595 million at the previous fiscal year-end. This primarily reflected an appreciation in the value of investment securities of ¥17,467 million, or 13.1%, compared with the fiscal 2006 year-end. This gain was the result of an increase in the net asset value of Yamaha Motor Co., Ltd., an equity method affiliate.

Liabilities
Total liabilities at March 31, 2007 amounted to ¥207,633 million, an increase of ¥8,134 million, or 4.1% compared with the fiscal 2006 year-end. Current liabilities increased in year-on-year terms by 16.8% or ¥19,609 million, to ¥136,656 million. Contributory factors included: higher accrued expenses and income taxes payable; the transfer from long-term to current liabilities of resort membership deposits due to the anticipated repayment of those deposits in fiscal 2008 in connection with the planned sale of four resorts in the recreation business segment; and provisions to cover structural reform expenses related to closures associated with the decisions made to liquidate one manufacturing subsidiary in Taiwan and two manufacturing subsidiaries in the United States.

Total long-term liabilities at March 31, 2007 amounted to ¥70,977 million, a decrease of ¥11,475 million, or 13.9% compared with the previous year-end. The main reason was the aforementioned transfer of resort membership deposits to current liabilities.

Real Interest-Bearing Liabilities*

One of the goals of the "YSD50" medium-term business plan that ended in March 2007 was to improve the Company's financial health by eliminating real interest-bearing liabilities—defined as borrowings, less cash and bank deposits. At the fiscal 2007 year-end, borrowings amounted to ¥25,551 million and cash and bank deposits were ¥46,702 million. This marked yet another consecutive year in which Yamaha improved its net financial position on this basis.

* Real interest-bearing liabilities refers to long- and short-term loans, less cash and deposits



Interest-Bearing Liabilities
(Millions of Yen)
100,000
80,000
60,000
40,000
20,000
0
03/3
04/3
05/3
06/3
07/3

Net Assets

Effective fiscal 2007, Yamaha applied a new accounting standard relating to the balance-sheet presentation of net assets, which equaled ¥351,398 million at March 31, 2007. Shareholders' equity at the fiscal 2007 year-end based on the previous accounting standard totaled ¥346,873 million. The equity ratio was 62.0% at March 31, 2007, increasing by 1.2 points from 60.8% at the previous year-end. Return on equity (ROE) was 8.4%.



Net Assets
(Millions of Yen)
360,000
300,000
240,000
180,000
120,000
60,000
0
03/3
04/3
05/3
06/3
07/3

Cash Flows

Net cash provided by operating activities in fiscal 2007 was ¥39,732 million. Operating cash flow grew by 55.8% or ¥14,222 million compared with the fiscal 2006 figure of ¥25,510 million. This was due mainly to reduced income tax payments.

Net cash used in investing activities totaled ¥22,427 million. This represented an increase in cash outflow of ¥4,323 million, or 23.9%, compared with the fiscal 2006 figure of ¥18,104 million. In addition to an increase in purchases of tangible fixed assets associated with higher capital investment, this was also due to lower proceeds from sales of tangible fixed assets and investment securities.

Net cash used in financing activities totaled ¥8,246 million. This represented a decrease in cash outflow of ¥17,588 million, or 68.1%, compared with the fiscal 2006 figure of ¥25,834 million. This mainly reflected reduced absorption of cash due to decreases in short-term loans and long-term debt repayments.

As a result of the above, the fiscal 2007 year-end balance of cash and cash equivalents equaled ¥45,926 million, including the net effect of exchange rate movements and changes in the scope of consolidation. This represented a year-on-year increase of ¥10,492 million, or 29.6%.



Free Cash Flows
(Millions of Yen)
40,000
30,000
20,000
10,000
0
17,306
03/3
04/3
05/3
06/3
07/3

Capital Expenditures and Depreciation

Capital expenditures in fiscal 2007 totaled ¥25,152 million, rising by ¥2,270 million, or 9.9% compared with the previous year's figure of ¥22,882 million. The musical instruments business posted a year-on-year increase in capital expenditures of ¥2,940 million, or 24.8%, to ¥14,817 million. This reflected investments in molds for new products; investments to expand production capacity at Hangzhou Yamaha Musical Instruments Co., Ltd. and PT. Yamaha Indonesia; and higher capital spending associated with moves to consolidate piano production in Japan.

At ¥4,395 million, capital expenditures in the electronic equipment and metal products business were ¥1,093 million, or 19.9%, lower than the figure of ¥5,488 million recorded in the previous year. Total depreciation and amortization expense amounted to ¥19,956 million, increasing by ¥1,012 million compared with the fiscal 2006 figure of ¥18,944 million.



Capital Expenditures/Depreciation
(Millions of Yen)
30,000
20,000
10,000
0
25,152
19,956
03/3
04/3
05/3
06/3
07/3
Capital Expenditures
Musical Instruments and AV/IT
Electronic Equipment and Metal Products
Others
Depreciation

R&D Expenses

R&D expenses were on a par with the previous year at ¥24,220 million. The ratio of R&D expenses to net sales was 0.1 points lower than in the previous year, declining from 4.5% to 4.4%.

Most of this spending was directed at product development in electronic and digital musical instruments, in the AV/IT and in semiconductor businesses. R&D budgets also funded programs to develop basic sound-related technologies in areas such as speakers, sound field control, voice synthesis, sound sources, and DSP*; innovations in HIC**, such as actuators and sensors; materials for audio equipment; and technologies related to the environment.

* Digital Signal Processor (Processing) (DSP) refers to general digital signal-processing technologies developed by Yamaha, including various original technologies for processing digital audio and music. Practical applications include sound field controls in AV equipment, effecters used in professional mixing consoles, mobile phone sound generation and 3D sound technologies.

** HIC (Human Interface Component) is a device and material with qualities that enhance the functional performance of musical instruments and AV equipment by improving the human, emotional and comfort interface. An example would be a device that can help create a truly quiet sound environment.



R&D Expenses
(Millions of Yen)
30,000
20,000
10,000
0
24,220
03/3
04/3
05/3
06/3
07/3
Musical Instruments
AV/IT
Electronic Equipment and Metal Products
Lifestyle-Related Products
Others

Performance Forecasts

The year ending March 2008 is the first year of Yamaha's new medium-term business plan, "Yamaha Growth Plan 2010 (YGP2010)." By pursuing steady progress through a number of measures, Yamaha aims to achieve growth in its core business domain centered on musical instruments. Under the new plan this domain has been dubbed "The Sound Company."

Yamaha forecasts consolidated net sales of ¥561.0 billion in fiscal 2008, on a par with the fiscal 2007 result. This figure represents real year-on-year sales growth of 3.3% once the effects of the decisions made in fiscal 2007 to sell the electronic metal products business and four resorts in the recreation business are taken into account. Yamaha forecasts consolidated operating income of ¥30.0 billion, an increase of ¥2.3 billion relative to fiscal 2007. Although a change in depreciation accounting standards is projected to lower profits by ¥2.3 billion, management expects higher sales and the benefits of yen depreciation to provide an offsetting effect. At the level of net income, the sale of part of the Company's stake in Yamaha Motor Co., Ltd. will eliminate gains due to equity in earnings of unconsolidated subsidiaries and affiliates, which equaled ¥17.8 billion in fiscal 2007. However, management expects the resulting gain on sales of investment securities and other exceptional items to outweigh this effect. Yamaha forecasts consolidated net income of ¥32.5 billion in fiscal 2008, an increase of ¥4.6 billion over the fiscal 2007 figure of ¥27.9 billion.

These forecasts assume exchange rates of ¥115 per U.S.$1 and ¥148 per €1 during fiscal 2008.

Performance Forecasts by Business Segment

Musical Instruments

The aim is to establish a highly profitable structure for these operations, which form the core business in "The Sound Company" business domain. Amid polarization of the musical instruments market between high-value-added and inexpensive products and an ongoing reorganization of the distribution sector in which chains of large retailers and volume discounters continue to gain market share, Yamaha plans to focus on expanding and upgrading its customer-oriented lineup of products while reinforcing cost competitiveness at manufacturing bases in China and other measures. Yamaha also plans to target higher sales in fast-growing markets such as China, Russia and Eastern Europe.

Management forecasts segment sales in fiscal 2008 of ¥338.0 billion, equal to growth of ¥12.0 billion, or 3.7% compared with the figure of ¥326.0 billion recorded in fiscal 2007. Segment operating income is forecast to reach ¥24.0 billion in fiscal 2008, up ¥2.0 billion from ¥22.0 billion in fiscal 2007.

AV/IT

Yamaha is working to build up the AV equipment business in line with market trends. In home theater systems, besides reinforcing established business areas, plans call for expanding the range of surround-sound speaker products and developing the range of Hi-Fi products, particularly in the mid-range and higher price brackets. Yamaha is also actively engaged in developing products to position in new genres. Other areas of focus include IP conferencing systems, which were launched in fiscal 2007.

Management expects AV/IT segment sales to reach ¥79.0 billion in fiscal 2008, representing growth of ¥6.2 billion, or 8.5%, over the fiscal 2007 figure of ¥72.8 billion. Segment operating income is forecast at ¥2.5 billion, up ¥0.4 billion from ¥2.1 billion in fiscal 2007.

Electronic Equipment and Metal Products

Reflecting the transfer of the electronic metal products business, Yamaha expects fiscal 2008 sales in this segment to decline in year-on-year terms by 16.1%, or ¥8.8 billion, to ¥46.0 billion, compared with ¥54.8 billion in fiscal 2007. Segment operating income is forecast at ¥1.0 billion, down ¥2.1 billion from ¥3.1 billion in fiscal 2007.

In the semiconductor business, the main aim is to engineer a turnaround in profitability amid an ongoing decline in demand for LSI sound chips used in mobile phones. Yamaha is also focused on expanding sales of new devices.

Also, preparations are progressing toward a smooth transfer of the electronic metal products business.

Lifestyle-Related Products

Yamaha plans to continue pursuing the growth strategy focused on system kitchens. In the system bathroom business, where competition continues to intensify, Yamaha is targeting growth through a differentiation strategy involving products such as bath tubs made from artificial marble and "Sound Shower™" that allow users to listen to music while taking a bath. Yamaha also aims to make steady progress in establishing a presence in the home remodeling sector, an area where demand is expected to grow. Management forecasts fiscal 2008 segment sales at ¥49.0 billion, up 5.2% or ¥2.4 billion relative to the fiscal 2007 figure of ¥46.6 billion. Segment operating income is forecast at ¥1.5 billion, up ¥0.3 billion from ¥1.2 billion in fiscal 2007.

Recreation

The aims in the recreation segment are to complete the smooth transfer of the facilities scheduled for sale and to develop the infrastructure at the remaining two resorts to re-establish these operations as a profitable business. In line with the planned transfer of four resorts, management expects fiscal 2008 sales in this segment to decline in year-on-year terms by ¥7.8 billion or 43.8%, to ¥10.0 billion, compared with ¥17.8 billion in fiscal 2007. The segment is forecast to record an operating loss of ¥0.5 billion in fiscal 2008, representing an improvement of ¥1.0 billion from the loss of ¥1.5 billion posted in fiscal 2007.

Others

Yamaha aims to raise profits by boosting production yields and by developing production systems to enable a more flexible response capability to changes in customer orders, both in magnesium parts and other areas of the metallic molds and components business and in the automobile interior wood components business. In addition, in the golf products business, Yamaha aims to achieve higher sales due to improved brand awareness as the result of advertising campaigns and other initiatives. Management forecasts sales in this segment of ¥29.0 billion in fiscal 2008, equivalent to a fall of ¥3.4 billion, or 10.5% compared with the fiscal 2007 figure of ¥32.4 billion. Segment operating income is expected roughly to double, increasing from ¥0.8 billion in fiscal 2007 to ¥1.5 billion in fiscal 2008.

Capital Spending Projections

Management projects total capital expenditures of ¥26.0 billion in fiscal 2008, up ¥0.8 billion from the fiscal 2007 figure of ¥25.2 billion. Capital investment in the semiconductor business is expected to decline now that miniaturization is complete. In the musical instruments segment, capital expenditures are forecast to increase in fiscal 2008 by ¥2.5 billion to ¥17.3 billion, compared with ¥14.8 billion in fiscal 2007. Major items contributing to growth in capital spending include the ongoing refurbishment of the Ginza Building, which is due to open in the spring of 2009, and expansion of Hangzhou Yamaha Musical Instruments Co., Ltd. in China.

Depreciation and amortization expense is forecast to increase by ¥1.5 billion in fiscal 2008 to ¥21.5 billion, compared with ¥20.0 billion in fiscal 2007. This includes a projected impact of ¥2.3 billion due to a change in depreciation accounting standards.

New Medium-Term Business Plan

Following the "YSD50" medium-term business plan that ended in fiscal 2007, Yamaha formulated a new medium-term business plan "Yamaha Growth Plan 2010 (YGP2010)," which covers the three-year period from fiscal 2008 to fiscal 2010.

Under the new medium-term business plan, the current business domains have been redefined into two major areas, "The Sound Company" and the "Diversification" business domains. Yamaha has positioned "The Sound Company" business domain as a growth area and will actively invest management resources in this domain with the aims of further strengthening the core musical instrument business and targeting expansion of the sound, audio, and network businesses. At the same time, the businesses in the "Diversification" business domain will work to consolidate industry positions and to substantially increase earnings power with the aim of contributing to the corporate value of the Yamaha Group through sound business management.

For fiscal 2010, the plan's final year, Yamaha has established consolidated performance targets of ¥590.0 billion in net sales, ¥45.0 billion in operating income and 10% ROE.

Profit Distribution Policy (Dividend Forecast)

Based on the presumed aim of boosting return on consolidated shareholders' equity, Yamaha's basic policy is to distribute profits in line with the level of consolidated net income while, based on prospective levels of medium-term consolidated earnings, also setting aside an appropriate amount of retained earnings to strengthen the business base, including investments in R&D and capital expenditures to drive corporate growth. Specifically, Yamaha aims to maintain consistent and stable dividend payments and is working to increase profit distribution toward a target consolidated dividend payout ratio of 40%. Based on this policy, Yamaha expects to pay dividends per share of ordinary stock in fiscal 2008 of ¥30 (including an interim dividend of ¥15).

Moreover, in connection with the sale of part of the stake in Yamaha Motor Co., Ltd., in addition to the aforementioned ordinary stock dividend Yamaha has decided to pay a special dividend of ¥20 (including a special interim dividend of ¥10) in each of the three years starting in fiscal 2008. In addition, in line with this move, Yamaha plans to undertake share buybacks totaling ¥18.0 billion over the next three years from the standpoint of boosting financial leverage.

New Accounting Standards

In line with changes to depreciation accounting methods introduced as part of Japanese tax reforms passed in the fiscal year ending March 2008, effective fiscal 2008 Yamaha will begin depreciating the residual values of any assets already at least 95% depreciated in equal amounts over a five-year period. In addition, a newly established 250% declining-balance method will be applied to any depreciable assets acquired from April 2007 onward.

Consolidated Balance Sheets

Yamaha Corporation and Consolidated Subsidiaries
At March 31, 2007 and 2006

ASSETS	Millions of Yen 2007	Millions of Yen 2006	Thousands of U.S. Dollars (Note 4) 2007
Current assets:			
Cash and bank deposits (Note 16)	¥ 46,702	¥ 36,429	$ 395,612
Notes and accounts receivable — trade	78,669	72,613	666,404
Marketable securities (Notes 7 and 22)	419	520	3,549
Inventories	82,214	77,943	696,434
Deferred income taxes (Note 14)	17,724	16,922	150,140
Other current assets (Note 15)	7,362	7,286	62,363
Less: Allowance for doubtful accounts	(2,060)	(2,333)	(17,450)
Total current assets	231,033	209,381	1,957,078
Property, plant and equipment, net of accumulated depreciation (Notes 6, 7 and 9):			
Buildings and structures	46,179	45,953	391,182
Machinery and equipment	38,373	38,801	325,057
Land (Note 8)	63,495	63,772	537,865
Construction in progress	1,824	2,462	15,451
Property, plant and equipment, net of accumulated depreciation	149,872	150,990	1,269,564
Investments and other assets:			
Investment securities (Notes 5, 7 and 22)	150,369	132,902	1,273,774
Long-term loans receivable	524	688	4,439
Lease deposits	5,988	5,891	50,707
Deferred income taxes (Note 14)	16,790	14,087	142,228
Goodwill (Note 3)	1,521	2,028	12,884
Other assets	2,933	4,007	24,845
Total investments and other assets	178,125	159,605	1,508,895
Total assets	¥ 559,031	¥ 519,977	$4,735,544

See notes to consolidated financial statements.

LIABILITIES	Millions of Yen 2007	Millions of Yen 2006	Thousands of U.S. Dollars (Note 4) 2007
Current liabilities:			
Notes and accounts payable — trade	¥ 43,165	¥ 37,153	$ 365,650
Short-term loans (Note 7)	15,118	17,147	128,064
Current portion of long-term debt (Note 7)	4,301	5,132	36,434
Accrued expenses	54,415	43,098	460,949
Income taxes payable	6,012	3,758	50,928
Advances received	2,273	2,548	19,255
Deferred income taxes (Note 14)	22	4	186
Reserve for directors' bonuses (Note 2)	100	—	847
Product warranty reserve	4,266	3,805	36,137
Reserve for structural reform expenses (Note 11)	1,488	—	12,605
Other current liabilities	5,491	4,398	46,514
Total current liabilities	136,656	117,047	1,157,611
Long-term liabilities:			
Long-term debt (Note 7)	6,132	6,195	51,944
Deferred income taxes (Note 14)	239	303	2,025
Deferred income taxes on land revaluation (Note 8)	17,735	17,742	150,233
Accrued employees' retirement benefits (Note 18)	27,140	27,978	229,903
Directors' retirement benefits	—	891	—
Long-term deposits received	17,424	27,577	147,598
Other long-term liabilities	2,303	1,763	19,509
Total long-term liabilities	70,977	82,452	601,245
Contingent liabilities (Note 19)			
NET ASSETS (Note 2)			
Shareholders' equity (Note 17):			
Common stock:			
Authorized — 700,000,000 shares;			
Issued 2007 — 206,524,626 shares			
2006 — 206,524,626 shares	28,534	28,534	241,711
Capital surplus	40,054	40,054	339,297
Retained earnings	260,555	236,913	2,207,158
Treasury stock, at cost	(339)	(302)	(2,872)
Total shareholders' equity	328,804	305,199	2,785,294
Valuation and translation adjustments:			
Net unrealized holding gain on other securities	13,718	15,470	116,205
Loss on deferred hedges (Note 15)	(406)	—	(3,439)
Land revaluation difference (Note 8)	18,116	18,426	153,460
Translation adjustments	(13,765)	(23,091)	(116,603)
Total valuation and translation adjustments	17,662	10,805	149,615
Minority interests	4,931	4,472	41,770
Total net assets	351,398	320,477	2,976,688
Total liabilities and net assets	¥ 559,031	¥ 519,977	$4,735,544

Consolidated Statements of Income

Yamaha Corporation and Consolidated Subsidiaries
Years ended March 31, 2007 and 2006

	Millions of Yen 2007	Millions of Yen 2006	Thousands of U.S. Dollars (Note 4) 2007
Net sales	¥ 550,361	¥ 534,084	$4,662,101
Cost of sales (Note 10)	352,381	341,816	2,985,015
Gross profit	197,980	192,267	1,677,086
Selling, general and administrative expenses (Note 10)	170,295	168,132	1,442,567
Operating income	27,685	24,135	234,519
Other income (expenses):			
Interest and dividend income	1,084	907	9,183
Equity in earnings of unconsolidated subsidiaries and affiliates	17,764	14,838	150,479
Interest expense	(972)	(1,081)	(8,234)
Cash discounts	(4,371)	(4,467)	(37,027)
Gain on sales of investment securities	31	605	263
Loss on sales or disposal of property, net	(1,063)	(181)	(9,005)
Loss on impairment of fixed assets (Note 9)	(4,728)	—	(40,051)
Structural reform expenses (Note 11)	(3,146)	—	(26,650)
Special retirement payment (Note 12)	(728)	—	(6,167)
Other, net (Note 13)	1,547	1,085	13,105
	5,416	11,706	45,879
Income before income taxes and minority interests	33,101	35,842	280,398
Income taxes (Note 14):			
Current	7,010	8,922	59,382
Deferred	(2,268)	(1,736)	(19,212)
	4,741	7,186	40,161
Income before minority interests	28,359	28,656	240,229
Minority interests	493	532	4,176
Net income	¥ 27,868	¥ 28,123	$ 236,053

See notes to consolidated financial statements.

Consolidated Statements of Changes in Net Assets

Yamaha Corporation and Consolidated Subsidiaries
Years ended March 31, 2007 and 2006

Millions of Yen

	Shareholders' Equity					Valuation and Translation Adjustments						
	Common stock (Note 15)	Capital surplus	Retained earnings (Note 15)	Treasury stock, at cost (Note 15)	Total shareholders' equity	Net unrealized holding gain on other securities	Loss on deferred hedges (Note 15)	Land revaluation difference	Translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance at March 31, 2005	¥ 28,534	¥ 40,054	¥ 212,340	¥ (279)	¥ 280,650	¥ 7,364	¥ —	¥ 22,453	¥ (35,257)	¥ (5,449)	¥ 3,834	¥ 279,035
Changes during the period												
Dividends from surplus			(4,642)		(4,642)							(4,642)
Net income for the period			28,123		28,123							28,123
Changes in the scope of consolidation			711		711							711
Changes in interests in subsidiaries			99	0	100							100
Reversal of reserve for land revaluation difference			379		379							379
Bonuses to directors and corporate auditors			(100)		(100)							(100)
Purchases of treasury stock				(23)	(23)							(23)
Changes, net, in items other than shareholders' equity						8,105		(4,027)	12,176	16,254	638	16,893
Total changes during the period	—	—	24,572	(22)	24,549	8,105	—	(4,027)	12,176	16,254	638	41,442
Balance at March 31, 2006	¥ 28,534	¥ 40,054	¥ 236,913	¥ (302)	¥ 305,199	¥ 15,470	¥ —	¥ 18,426	¥ (23,091)	¥ 10,805	¥ 4,472	¥ 320,477
Changes during the period												
Dividends from surplus			(4,126)		(4,126)							(4,126)
Net income for the period			27,866		27,868							27,866
Changes in the scope of consolidation			(0)		(0)							(0)
Changes in interests in subsidiaries			(138)	0	(138)							(138)
Reversal of reserve for land revaluation difference			121		121							121
Bonuses to directors and corporate auditors			(80)		(80)							(80)
Purchases of treasury stock				(37)	(37)							(37)
Changes, net, in items other than shareholders' equity						(1,752)	(406)	(309)	9,325	6,857	458	7,315
Total changes during the period	—	—	23,642	(37)	23,604	(1,752)	(406)	(309)	9,325	6,857	458	30,920
Balance at March 31, 2007	¥ 28,534	¥ 40,054	¥ 260,555	¥ (339)	¥ 328,804	¥ 13,718	¥ (406)	¥ 18,116	¥ (13,765)	¥ 17,662	¥ 4,931	¥ 351,398

Thousands of U.S. Dollars (Note 4)

	Shareholders' Equity					Valuation and Translation Adjustments						
	Common stock (Note 15)	Capital surplus	Retained earnings (Note 15)	Treasury stock, at cost (Note 15)	Total shareholders' equity	Net unrealized holding gain on other securities	Loss on deferred hedges (Note 15)	Land revaluation difference	Translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance at March 31, 2006	$ 241,711	$ 339,297	$ 2,006,887	$ (2,558)	$ 2,585,337	$ 131,046	$ —	$ 156,086	$ (195,604)	$ 91,529	$ 37,882	$ 2,714,756
Changes during the period												
Dividends from surplus			(34,951)		(34,951)							(34,951)
Net income for the period			236,053		236,053							236,053
Changes in the scope of consolidation			(0)		(0)							(0)
Changes in interests in subsidiaries			(1,169)	0	(1,169)							(1,169)
Reversal of reserve for land revaluation difference			1,025		1,025							1,025
Bonuses to directors and corporate auditors			(678)		(678)							(678)
Purchases of treasury stock				(313)	(313)							(313)
Changes, net, in items other than shareholders' equity						(14,841)	(3,439)	(2,618)	78,992	58,086	3,880	61,966
Total changes during the period	—	—	200,271	(313)	199,949	(14,841)	(3,439)	(2,618)	78,992	58,086	3,880	261,923
Balance at March 31, 2007	$ 241,711	$ 339,297	$ 2,207,158	$ (2,872)	$ 2,785,294	$ 116,205	$ (3,439)	$ 153,460	$ (116,603)	$ 149,615	$ 41,770	$ 2,976,588

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Yamaha Corporation and Consolidated Subsidiaries
Years ended March 31, 2007 and 2006

	Millions of Yen 2007	Millions of Yen 2006	Thousands of U.S. Dollars (Note 4) 2007
Cash flows from operating activities:			
Income before income taxes and minority interests	¥ 33,101	¥ 35,842	$ 280,398
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	19,956	18,944	169,047
Loss on impairment of fixed assets	4,728	—	40,051
Amortization of goodwill (Note 3)	507	507	4,295
Changes in allowance for doubtful accounts	(167)	(177)	(1,415)
Loss on revaluation of investment securities	14	83	119
Loss on revaluation of investments in affiliates	119	118	1,008
Changes in employees' retirement benefits	(858)	(379)	(7,268)
Interest and dividend income	(1,084)	(907)	(9,183)
Interest expense	972	1,081	8,234
Foreign exchange loss (gain)	49	(107)	415
Equity in earnings of unconsolidated subsidiaries and affiliates	(17,764)	(14,838)	(150,479)
Gain on sales of investment securities other than those of subsidiaries	(31)	(605)	(263)
Loss on sales or disposal of property, net	1,063	181	9,005
Structural reform expenses	3,146	—	26,650
Special retirement payment	728	—	6,167
Changes in operating assets and liabilities:			
Accounts and notes receivable — trade	(4,537)	3,008	(38,433)
Inventories	(2,262)	4,944	(19,161)
Accounts and notes payable — trade	5,272	(1,716)	44,659
Other, net	(1,709)	(5,135)	(14,477)
Subtotal	41,245	40,843	349,386
Interest and dividends received	3,437	2,730	29,115
Interest paid	(971)	(1,084)	(8,225)
Income taxes paid	(3,978)	(16,979)	(33,698)
Net cash provided by operating activities	39,732	25,510	336,569
Cash flows from investing activities:			
Proceeds from (purchases of) time deposits	254	(77)	2,152
Purchases of property	(22,863)	(20,401)	(193,672)
Proceeds from sales of property	1,094	2,327	9,267
Purchases of investment securities	(1,163)	(732)	(9,852)
Proceeds from sales and redemption of investment securities	77	619	652
Other, net	173	160	1,465
Net cash used in investing activities	(22,427)	(18,104)	(189,979)
Cash flows from financing activities:			
Decrease in short-term loans	(1,961)	(1,753)	(16,612)
Proceeds from long-term debt	4,235	4,556	35,875
Repayment of long-term debt	(5,151)	(22,404)	(43,634)
Resort membership deposits received	12	10	102
Refund of resort membership deposits	(969)	(1,352)	(8,208)
Purchases of treasury stock	(37)	(23)	(313)
Cash dividends paid	(4,126)	(4,642)	(34,951)
Cash dividends paid to minority shareholders	(248)	(223)	(2,101)
Net cash used in financing activities	(8,246)	(25,834)	(69,852)
Effect of exchange rate changes on cash and cash equivalents	1,464	1,783	12,402
Net increase (decrease) in cash and cash equivalents	10,523	(16,644)	89,140
Cash and cash equivalents at beginning of the year	35,434	50,393	300,161
Increase due to inclusion in consolidation	—	1,685	—
Decrease due to exclusion from consolidation	(31)	—	(263)
Cash and cash equivalents at end of the year (Note 16)	¥ 45,926	¥ 35,434	$ 389,039

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Yamaha Corporation and Consolidated Subsidiaries
March 31, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

Yamaha Corporation (the "Company") and its domestic subsidiaries maintain their accounting records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, and its overseas subsidiaries maintain their books of account in conformity with those of their respective countries of domicile. The Company and all consolidated subsidiaries are referred to herein as the "Yamaha Group." The accompanying consolidated financial statements are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan. Certain reclassifications have been made to present the accompanying consolidated financial statements in a format which is familiar to readers outside Japan.

As permitted, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sums of the individual amounts.

(b) Basis of consolidation and accounting for investments in unconsolidated subsidiaries and affiliates

The consolidated financial statements include the accounts of the parent company and all subsidiaries over which it exerts substantial control either through majority ownership of voting stock and/or by other means. As a result, the accompanying consolidated financial statements include the accounts of the Company and 93 consolidated subsidiaries for the years ended March 31, 2007 and 2006.

All significant intercompany balances and transactions have been eliminated in consolidation.

Investments in affiliates (other than subsidiaries as defined above) whose decision-making and control over their own operations is significantly affected in various ways by the Yamaha Group are accounted for by the equity method. Investments in three affiliates (Yamaha Motor Co., Ltd., Korg Inc. and one other affiliate) have been accounted for by the equity method for the years ended March 31, 2007 and 2006.

Investments in unconsolidated subsidiaries and affiliates not accounted for by the equity method are carried at cost.

Certain overseas subsidiaries are consolidated on the basis of fiscal periods ending December 31, which differs from the balance sheet date of the Company; however, all necessary adjustments between the fiscal year end of these overseas subsidiaries and that of the Company have been made, thus enabling them to report financial results equivalent to those as of and for the fiscal year end.

All assets and liabilities of subsidiaries are revalued at fair value on acquisition and, if applicable, the excess of cost over the underlying net assets at the dates of acquisition is presented as goodwill and amortized over a period of five years on a straight-line basis.

(c) Foreign currency translation

Monetary assets and liabilities of the Company and its domestic consolidated subsidiaries denominated in foreign currencies are translated at the exchange rates in effect at each balance sheet date if not hedged by forward foreign exchange contracts, or at the contracted rates of exchange when hedged by forward foreign exchange contracts. The resulting exchange gain or loss is recognized as other income or expense.

Assets and liabilities of the overseas consolidated subsidiaries are translated at the exchange rates in effect at each balance sheet date and revenue and expense accounts are translated at the average rates of exchange in effect during the year. Translation adjustments are presented as a component of net assets and minority interests in the consolidated financial statements.

(d) Cash and cash equivalents

Cash on hand and in banks, and all highly liquid investments, generally with a maturity of three months or less when purchased, which are readily convertible into known amounts of cash and are so near maturity that they represent only an insignificant risk of any change in value attributable to changes in interest rates, are considered cash and cash equivalents.

(e) Securities

Securities owned by the Yamaha Group have been classified into two categories, held-to-maturity and other, in accordance with the accounting standard for financial instruments. Under this standard, held-to-maturity debt securities are either amortized or accumulated to face value by the straight-line method. Marketable securities classified as other securities are carried at fair value with any changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in net assets. Non-marketable securities classified as other securities are carried at cost. If the market value of marketable securities classified as other securities has declined significantly, such securities are written down to fair value, thus establishing a new cost basis. The amount of each write-down is charged to income as an impairment loss unless the fair value is deemed recoverable. The Company has established a policy for the recognition of impairment loss if the market value at the year end has declined more than 30% and a recovery to fair value is not anticipated.

Cost of securities sold is determined by the weighted-average method.

(f) Inventories

Inventories of the Company and its domestic consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the last-in, first-out method. Inventories of the Company's overseas consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the moving average method.

(g) Depreciation and amortization

Depreciation of property, plant and equipment is calculated principally by the declining-balance method (except that certain consolidated subsidiaries employ the straight-line method) at rates based on the estimated useful lives of the respective assets.

Estimated useful lives:

Buildings:	31-50 years (Leasehold improvements: 15 years)
Structures:	10-30
Machinery and equipment:	4-11
Tools, furniture and fixtures:	5-6 (Molds: 2 years)

(h) Allowance for doubtful accounts

The allowance for doubtful accounts is provided at an amount sufficient to cover possible losses on the collection of receivables. The level of the provision is based on the historical experience with write-offs plus an estimate of specific probable doubtful accounts determined by a review of the collectibility of individual receivables.

(i) Reserve for directors' bonuses

To provide for the payment of bonuses to directors, the projected amount of such bonuses is set aside as a reserve.

(j) Product warranty reserve

A warranty reserve is provided to cover the cost of customers' claims relating to after-sales service and repairs. The amount of this reserve is estimated based on a percentage of the amount or volume of sales after considering the historical experience with repairs of products under warranty.

(k) Reserve for structural reform expenses

To provide for expenses arising due to business reorganization, etc., the projected amount of such expenses is set aside as a reserve.

(l) Accrued retirement benefits

Accrued employees' retirement benefits: Accrued employees' retirement benefits are provided based on the projected retirement benefit obligation and the pension fund assets.

Prior service cost is amortized as incurred by the straight-line method over a period (10 years) which is shorter than the average remaining years of service of the employees participating in the plans.

Actuarial gain or loss is amortized in the year following the year in which the gain or loss is recognized, primarily by the straight-line method, over a period (10 years) which is shorter than the average remaining years of service of the employees participating in the plans.

Accrued directors' retirement benefits: Effective the end of the Annual General Meeting of Shareholders held on June 27, 2006, the Company has eliminated its retirement allowance system for directors. Note that the reserve for directors' retirement allowances, which was recorded on the balance sheets until the end of the above-mentioned shareholders' meeting held on June 27, 2006 has now been included in "Other long-term liabilities" under "Long-term liabilities."

(m) Leases

Non-cancelable leases are accounted for as operating leases regardless of whether such leases are classified as operating or finance leases, except that leases which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

(n) Income taxes

Deferred income taxes are recognized by the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are
determined based on the differences between financial reporting and the tax bases of the assets and liabilities and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

(o) Derivative financial instruments

Derivative financial instruments are carried at fair value with any changes in unrealized gain or loss charged or credited to operations, except for those which meet the criteria for deferral hedge accounting under which the unrealized gain or loss is deferred as an asset or a liability. Forward foreign exchange contracts which meet certain criteria are accounted for by the allocation method which is utilized to hedge against risk arising from fluctuation in foreign exchange rates.

The Yamaha Group does not conduct an assessment of the effectiveness of its hedging activities because the relationship between the anticipated cash flows fixed by the hedging activities and the avoidance of market risk is so clear that there is no need to evaluate the performance of each hedge against that of the underlying hedged item.

(p) Land revaluation

Pursuant to the "Law Concerning the Revaluation of Land," land used for the business operations of the Company, two consolidated subsidiaries and an affiliate was revalued. The excess of the revalued carrying amount over the book value before revaluation has been included in net assets.

This land revaluation was determined based on the official standard notice prices. It was conducted in accordance with the relevant regulations of the Corporation Tax Law of Japan with certain adjustments as deemed necessary.

2. CHANGES IN METHOD OF ACCOUNTING

(1) Accounting Standard for Presentation of Net Assets in the Balance Sheet

Effective the fiscal year under review, the Company has adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board of Japan (ASBJ) Statement No. 5 issued on December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No. 8 issued on December 9, 2005).

Total shareholders' equity under the previous method of presentation was equivalent to ¥346,873 million at March 31, 2007.

Note that as a result of the revision in rules for the presentation of consolidated financial statements, the net assets section of the consolidated balance sheets at March 31, 2007 and 2006 have been prepared in accordance with the revised rules.

(2) Accounting Standard for Directors' Bonuses

Effective the fiscal year under review, the Company has adopted "Accounting Standard for Directors' Bonuses" (ASBJ Statement No. 4 issued on November 29, 2005).

As a result, operating income, and income before income taxes and minority interests decreased by ¥100 million from the amounts which would have been recorded under the previous accounting standard.

3. CHANGES IN THE METHOD OF PRESENTATION

Consolidated Balance Sheets

The elimination of investments in and capital of consolidated subsidiaries that were presented as "Excess of cost over net assets acquired" until the previous fiscal year has been included in "Goodwill" in the accompanying consolidated balance sheets at March 31, 2007 and 2006.

Consolidated Statements of Cash Flows

Amortization of the elimination of investments in and capital of consolidated subsidiaries that were presented as "Amortization for excess of cost over net assets acquired" until the previous fiscal year has been included in "Amortization of goodwill" in the accompanying consolidated statements of cash flows for the years ended March 31, 2007 and 2006.

4. U.S. DOLLAR AMOUNTS

Solely for the convenience of the reader, the accompanying financial statements for the year ended March 31, 2007 have been presented in U.S. dollars by translating all yen amounts at ¥118.05 = U.S.$1.00, the exchange rate prevailing on March 31, 2007. This translation should not be construed as a representation that yen have been, could have been, or could in the future be accompanying converted into U.S. dollars at the above or any other rate.

5. INVESTMENT SECURITIES

Investment securities at March 31, 2007 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Investments in and advances to unconsolidated subsidiaries and affiliates	¥ 110,580	¥ 90,094	$ 936,722
Other	39,789	42,807	337,052
Investment securities	¥ 150,369	¥ 132,902	$1,273,774

6. ACCUMULATED DEPRECIATION

Accumulated depreciation at March 31, 2007 and 2006 amounted to ¥250,745 million ($2,124,057 thousand) and ¥243,211 million, respectively.

7. SHORT-TERM LOANS AND LONG-TERM DEBT

Short-term loans consisted of unsecured loans payable to banks at weighted-average interest rates of 2.5% and 2.7% per annum at March 31, 2007 and 2006, respectively.

Long-term debt at March 31, 2007 and 2006 consisted of the following:

	Millions of Yen 2007	Millions of Yen 2006	Thousands of U.S. Dollars 2007
Long-term debt from banks at average rates of 2.7% and 2.3% for current and noncurrent portions, respectively	¥ 10,434	¥ 11,328	$ 88,386
Total long-term debt	10,434	11,328	88,386
Less: Current portion	4,301	5,132	36,434
	¥ 6,132	¥ 6,195	$ 51,944

The assets pledged as collateral for long-term debt and certain other current liabilities at March 31, 2007 and 2006 were as follows:

	Millions of Yen 2007	Millions of Yen 2006	Thousands of U.S. Dollars 2007
Marketable securities	¥ 399	¥ 378	$ 3,380
Property, plant and equipment, net of accumulated depreciation	207	369	1,753
Investment securities	1,059	1,235	8,971
	¥ 1,666	¥ 1,984	$ 14,113

The aggregate annual maturities of long-term debt subsequent to March 31, 2007 are summarized as follows:

Year ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2008	¥ 4,301	$ 36,434
2009	3,652	30,936
2010	2,480	21,008
2011	—	—
2012 and thereafter	—	—
	¥ 10,434	$ 88,386

8. LAND REVALUATION

The Company, two consolidated subsidiaries and an affiliate have carried over the revaluation of their landholdings at the following dates in accordance with the "Law Concerning the Revaluation of Land" (Law No. 34 published on March 31, 1998):

	Dates of Revaluation
One consolidated subsidiary and one affiliate	March 31, 2000
The Company and a consolidated subsidiary	March 31, 2002

The Company and two consolidated subsidiaries determined the value of their land based on the respective value registered in the land tax list or the supplementary land tax list as specified in No.10 or No.11 of Article 341 of the Local Tax Law governed by Item 3 of Article 2 of the Enforcement Order for the "Law Concerning the Revaluation of Land" (Cabinet Order No.119 published on March 31, 1998). An affiliate determined the value of its land based on a reasonable adjustment to its value as determined by a method which the Commissioner of the National Tax Administration established and published in order to standardize the determination of land value. Land value is the underlying basis for the assessment of land tax as specified in Article 16 of the Local Tax Law which is governed by Item 4 of Article 2 of the Enforcement Order for the "Law Concerning the Revaluation of Land."

The excess of the revalued carrying amount of such land over its market value at the balance sheet dates is summarized as follows:

	Millions of Yen 2007	Millions of Yen 2006	Thousands of U.S. Dollars 2007
Excess of revalued carrying amount of land over market value	¥ (18,954)	¥ (18,203)	$ (160,559)

9. LOSS ON IMPAIRMENT OF FIXED ASSETS

The following table summarizes loss on impairment of fixed assets for the year ended March 31, 2007:

Group of Fixed Assets	Location	Impaired Assets	Millions of Yen 2007
Assets in recreation business	Four recreation facilities (Kiroro, Haimurubushi, Toba	Buildings and structures	¥ 4,316
	Hotel International, Nemunosato) in Akaigawamura,	Land	412
	Yoichi-gun in Hokkaido and other locations	Total	¥ 4,728

Method of grouping assets

The Yamaha Group classifies the assets of the recreation segment with individual recreation facilities as the basic unit as these are the minimum cash flow generating units.

Background for recognition of impairment losses

The Group concluded a basic agreement with Mitsui Fudosan Co., Ltd., on March 23, 2007, for the sale of commercial real estate of four recreation properties. Among its operating assets in the recreation segment, the Company recognized impairment losses on those assets of the four properties to be sold that were appraised at values below book value.

Method for computing the recoverable amount

The recoverable amount of assets in the recreation business was computed based on the estimated transfer price of the assets being transferred to Mitsui Fudosan Co., Ltd.

10. R&D EXPENSES

R&D expenses, included in selling, general and administrative expenses and cost of sales for the years ended March 31, 2007 and 2006, amounted to ¥24,220 million ($205,167 thousand) and ¥24,055 million, respectively.

11. STRUCTURAL REFORM EXPENSES

Expenses were incurred in connection with the decision to dissolve the following overseas manufacturing subsidiaries: Kaohsiung Yamaha Co., Ltd., Yamaha Music Manufacturing, Inc., and Yamaha Musical Products, Inc.

12. SPECIAL RETIREMENT PAYMENTS

Additional retirement payments were made due to the implementation of a special early retirement program.

13. OTHER INCOME (EXPENSES)

The components of "Other, net" in "Other income (expenses)" for the years ended March 31, 2007 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Loss on revaluation of investments in unconsolidated subsidiaries and affiliates	¥ (119)	¥ (118)	$ (1,008)
Loss on revaluation of investment securities	(14)	(83)	(119)
Other, net	1,681	1,287	14,240
	¥ 1,547	¥ 1,085	$ 13,105

14. INCOME TAXES

Income taxes applicable to the Company and its domestic consolidated subsidiaries comprised corporation tax, inhabitants' taxes and enterprise tax which, in the aggregate, resulted in a statutory tax rate of approximately 39.5% for the years ended March 31, 2007 and 2006.

Income taxes of the overseas consolidated subsidiaries are, in general, based on the tax rates applicable in their respective countries of incorporation.

The major components of deferred tax assets and liabilities as of March 31, 2007 and 2006 are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Deferred tax assets:			
Write-downs of inventories	¥ 2,096	¥ 2,171	$ 17,755
Unrealized gain on inventories and PP&E	3,896	3,251	33,003
Allowance for doubtful receivables	899	1,048	7,615
Depreciation	11,722	13,333	99,297
Impairment loss	17,908	17,122	151,698
Unrealized loss on investment securities	2,056	2,064	17,416
Accrued employees' bonuses	3,732	3,657	31,614
Warranty reserve	1,349	1,185	11,427
Retirement benefits	10,130	10,105	85,811
Tax loss carryforwards	4,162	3,648	35,256
Accumulated losses of subsidiaries	3,471	—	29,403
Other	10,255	9,952	86,870
Gross deferred tax assets	71,682	67,541	607,217
Valuation allowance	(26,121)	(24,860)	(221,271)
Total deferred tax assets	45,560	42,681	385,938
Deferred tax liabilities:			
Reserve for deferred gain on property	(1,853)	(1,593)	(15,697)
Reserve for asset replacement	—	(203)	—
Reserve for special depreciation	(321)	(366)	(2,719)
Unrealized gain on securities	(8,136)	(9,354)	(68,920)
Other	(997)	(462)	(8,446)
Total deferred tax liabilities	(11,308)	(11,979)	(95,790)
Net deferred tax assets	¥ 34,252	¥ 30,702	$ 290,148

A reconciliation between the statutory tax rate and the effective tax rates for the years ended March 31, 2007 and 2006 is as follows:

	2007	2006
Statutory tax rate	39.5 %	39.5 %
Equity in earnings of unconsolidated subsidiaries and affiliates and non-temporary differences not deductible for tax purposes	(20.4)	(14.9)
Inhabitants' per capita taxes and other	0.6	0.6
R&D expenses not deductible for tax purposes and other	(1.7)	(3.1)
Change in valuation allowance	4.0	2.6
Accumulated losses of subsidiaries	(8.0)	—
Tax-rate variances of overseas subsidiaries and other	0.3	(4.7)
Effective tax rates	14.3 %	20.0 %

15. INFORMATION FOR CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

The following tables present information related to the consolidated statements of changes in net assets for the year ended March 31, 2007:

(a) Number of Shares Issued

Type of shares	Balance at beginning of year	Increase	Decrease	Balance at end of year
Common stock (Number of shares)	206,524,626	—	—	206,524,626

(b) Treasury Stock

Type of shares	Balance at beginning of year	Increase	Decrease	Balance at end of year
Common stock (Number of shares)	390,902	15,775	330	406,347

Outline of reasons for the changes:

Breakdown of increase in treasury shares:

Increase owing to purchase of outstanding fractional shares of less than one trading unit: 15,775 shares

Breakdown of decrease in treasury shares:

Decrease owing to changes in holdings of treasury stock by companies accounted for under the equity method: 330 shares

(c) Bonds with Rights to Purchase New Shares

None issued.

(d) Cash Dividends

(1) Amount of dividend payments

Date of approval	Type of shares	Total dividends (Millions of Yen)	Total dividends (Thousands of U.S. Dollars)	Dividends per share (Yen)	Dividends per share (U.S. Dollars)	Record date	Effective date
June 27, 2006 (General Meeting of Shareholders)	Common stock	¥2,063	$17,476	¥10.00	$0.08	Mar. 31, 2006	June 28, 2006
Oct. 31, 2006 (Board of Directors)	Common stock	¥2,063	$17,476	¥10.00	$0.08	Sept. 30, 2006	Dec. 11, 2006

(2) Dividends whose record date falls in the fiscal year under review, but whose effective date is in the following fiscal year

Date of approval	Type of shares	Source of dividends	Total dividends (Millions of Yen)	Total dividends (Thousands of U.S. Dollars)	Dividends per share (Yen)	Dividends per share (U.S. Dollars)	Record date	Effective date
June 26, 2007 (General Meeting of Shareholders)	Common stock	Retained earnings	¥2,578	$21,838	¥12.50	$0.11	Mar. 31, 2007	June 27, 2007

(e) Other
Net loss on deferred hedges, net of taxes, of ¥406 million ($3,439 thousand) at March 31, 2007 was disclosed in the consolidated statement of changes in net assets for the year ended March 31, 2007 due to the change in presentation effective the year then ended. However, this new method of presentation has not been retroactively applied for the previous year. As of March 31, 2006, such net loss on deferred hedges amounted to ¥363 million was included in other current assets in the consolidated balance sheet.

16. SUPPLEMENTARY CASH FLOW INFORMATION
The following table represents a reconciliation of cash and cash equivalents at March 31, 2007 and 2006:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Cash and bank deposits	¥ 46,702	¥ 36,429	$ 395,612
Time deposits with a maturity of more than three months	(776)	(995)	(6,573)
Cash and cash equivalents	¥ 45,926	¥ 35,434	$ 389,039

17. LEGAL RESERVE AND ADDITIONAL PAID-IN CAPITAL
The Code provides that an amount equal to at least 10% of the amount to be disbursed as distributions of retained earnings be appropriated to the legal reserve until the sum of the legal reserve (a component of retained earnings) and additional paid-in capital (a component of capital surplus) equals 25% of the common stock account. The Code also provides that, to the extent that the sum of additional paid-in capital and the legal reserve exceeds 25% of the common stock account, the amount of any such excess is available for appropriation by resolution of the shareholders.

The new Corporation Law of Japan (the "Law"), which superseded most of the provisions of the Commercial Code of Japan, went into effect on May 1, 2006. The Law provides that amounts from capital surplus and retained earnings may be distributed to the shareholders at any time by resolution of the shareholders or by the Board of Directors if certain provisions are met subject to the extent of the applicable sources of such distributions. The Law further provides that amounts equal to 10% of such distributions be transferred to additional paid-in capital included in capital surplus or the legal reserve based on the applicable sources of such distributions until the sum of additional paid-in capital and the legal reserve equals 25% of the common stock account.

18. RETIREMENT BENEFITS
The Company and its domestic consolidated subsidiaries have defined benefit plans, i.e., the Welfare Pension Fund Plan (WPFP), tax-qualified pension plans and lump-sum payment plans which substantially cover all employees who are entitled upon retirement to lump-sum or annuity payments, the amounts of which are determined by reference to their basic rate of pay, length of service, and the conditions under which termination occurs. Certain employees may be entitled to additional special retirement benefits which have not been provided for based on the conditions under which termination occurs. In addition, certain overseas consolidated subsidiaries have defined benefit and contribution plans.

The following table sets forth the funded and accrued status of the plans, and the amounts recognized in the consolidated balance sheets at March 31, 2007 and 2006 for the Company's and the consolidated subsidiaries' defined benefit plans:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Retirement benefit obligation	¥ (162,791)	¥ (161,027)	$(1,379,000)
Plan assets at fair value	122,430	118,746	1,037,103
Unfunded retirement benefit obligation	(40,360)	(42,280)	(341,889)
Unrecognized actuarial gain or loss	12,663	14,536	107,268
Unrecognized past service cost	1,458	1,727	12,351
Net retirement benefit obligation at transition	(26,238)	(26,016)	(222,262)
Prepaid pension expenses	902	1,961	7,641
Accrued retirement benefits	¥ (27,140)	¥ (27,978)	(229,903)

Note that the Company and a consolidated subsidiary in Japan discontinued their approved retirement annuity system on April 1, 2007, and are making the transition to a corporate pension plan and lump-sum retirement payments.

The components of retirement benefit expenses for the years ended March 31, 2007 and 2006 are outlined as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Service cost	¥ 5,535	¥ 5,699	$ 46,887
Interest cost	3,134	3,117	26,548
Expected return on plan assets	(4,696)	(3,949)	(39,780)
Amortization of past service cost	264	265	2,236
Amortization of actuarial gain or loss	3,088	4,475	26,158
Additional retirement benefit expenses	3,551	779	30,080
Total	¥ 10,876	¥ 10,387	$ 92,130

The assumptions used in accounting for the above plans are as follows:

	2007	2006
Discount rate	2.0%	2.0%
Expected rate of return on plan assets	4.0%	4.0%
Amortization of past service cost	10 years (straight-line method)	10 years (straight-line method)
Amortization of actuarial gain or loss	10 years (straight-line method)	10 years (straight-line method)

19. CONTINGENT LIABILITIES

The Company and its consolidated subsidiaries had the following contingent liabilities at March 31, 2007:

	Millions of Yen	Thousands of U.S. Dollars
Export bills discounted with banks	¥ 882	$ 7,471
Guarantees of indebtedness of others	645	5,464

20. AMOUNTS PER SHARE

	Yen		U.S. Dollars
Years ended March 31	2007	2006	2007
Net income:			
Basic	¥ 135.19	¥ 136.04	$ 1.15
Diluted	135.11	135.92	1.14

	Yen		U.S. Dollars
At March 31	2007	2006	2007
Net assets	¥ 1,680.91	¥ 1,532.62	$ 14.24

Basic net income per share is computed based on the net income available for distribution to shareholders of common stock and the weighted-average number of shares of common stock outstanding during each year. Diluted net income per share is computed based on the net income available for distribution to the shareholders and the weighted-average number of shares of common stock outstanding each year after giving effect to the dilutive potential of shares of common stock to be issued upon the conversion of convertible bonds.

Net assets per share are based on the net assets available for distribution to the shareholders and the number of shares of common stock outstanding at each balance sheet date.

The calculation of basic net income per share and diluted net income per share was determined as follows:

Years ended March 31	2007	2006	2007
Basic net income per share:			
Net income	¥ 27,866 million	¥ 28,123 million	$ 236,053 thousand
Amounts not attributable to shareholders of common stock:	–	80	–
Directors' bonuses appropriated from retained earnings	–	80	–
Amounts attributable to shareholders of common stock	27,866	28,043	236,053
Weighted-average number of shares outstanding	206,126 thousand shares	206,139 thousand shares	
Diluted net income per share:			
Adjustments arising from dilution:	¥ (17) million	¥ (24) million	$ (144) thousand
Equity in earnings of unconsolidated subsidiaries and affiliates	(17)	(24)	(144)
Increase in number of shares outstanding	–	–	–
Dilution arising from conversion of convertible bonds	–	–	–

21. LEASES

Lessees' accounting

The following *pro forma* amounts represent the acquisition costs, accumulated depreciation and net book value of the leased assets at March 31, 2007 and 2006 which would have been reflected in the consolidated balance sheets if the finance leases currently accounted for as operating leases had been capitalized:

	Millions of Yen			Thousands of U.S. Dollars		
As of March 31, 2007	Tools and equipment	Other	Total	Tools and equipment	Other	Total
Acquisition costs	¥ 1,782	¥ 467	¥ 2,249	$ 15,095	$ 3,956	$ 19,051
Accumulated depreciation	975	261	1,237	8,259	2,211	10,479
Net book value	¥ 806	¥ 205	¥ 1,012	$ 6,828	$ 1,737	$ 8,573

	Millions of Yen		
As of March 31, 2006	Tools and equipment	Other	Total
Acquisition costs	¥ 2,171	¥ 604	¥ 2,775
Accumulated depreciation	1,192	346	1,539
Net book value	¥ 978	¥ 258	¥ 1,236

Lease expenses relating to finance leases accounted for as operating leases amounted to ¥699 million ($5,921 thousand) and ¥725 million for the years ended March 31, 2007 and 2006, respectively.

Depreciation of leased assets is computed by the straight-line method over the respective lease terms and the interest portion is included in the lease payments.

Future minimum lease payments subsequent to March 31, 2007 for finance leases accounted for as operating leases are summarized as follows:

Year ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2008	¥ 481	$ 4,075
2009 and thereafter	530	4,490
Total	¥ 1,012	$ 8,573

Lessors' accounting

The following amounts represent the acquisition costs, accumulated depreciation and the net book value of leased assets relating to finance leases accounted for as operating leases at March 31, 2007 and 2006:

	Millions of Yen		Thousands of U.S. Dollars
As of March 31	2007	2006	2007
Acquisition costs	¥ 5,423	¥ 5,887	$ 45,938
Accumulated depreciation	3,700	4,333	31,343
Net book value	¥ 1,722	¥ 1,554	$ 14,587

Lease income and depreciation expenses relating to finance leases accounted for as operating leases amounted to ¥1,331 million ($11,275 thousand) and ¥747 million ($6,328 thousand), respectively, for the year ended March 31, 2007 and ¥1,452 million and ¥968 million, respectively, for the year ended March 31, 2006.

Depreciation of leased assets is computed by the straight-line method over the respective lease terms and the interest portion is included in lease income.

Future minimum lease income subsequent to March 31, 2007 for finance leases accounted for as operating leases is summarized as follows:

Year ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2008	¥ 841	$ 7,124
2009 and thereafter	1,602	13,571
Total	¥ 2,443	$ 20,695

22. SECURITIES

(a) Held-to-maturity debt securities with determinable market value

	Millions of Yen			Thousands of U.S. Dollars		
As of March 31, 2007	Carrying value	Estimated fair value	Unrealized gain (loss)	Carrying value	Estimated fair value	Unrealized gain (loss)
Securities whose estimated fair value exceeds their carrying value:						
Government and municipal bonds	¥ 100	¥ 100	¥ 0	$ 847	$ 847	$ 0
Other	299	300	0	2,533	2,541	0
	399	400	0	3,380	3,388	0
Securities whose carrying value does not exceed their estimated fair value:						
Government and municipal bonds	500	495	(4)	4,235	4,193	(34)
Corporate bonds	419	416	(3)	3,549	3,524	(25)
Other	1,099	1,093	(6)	9,310	9,259	(51)
	2,019	2,004	(15)	17,103	16,976	(127)
Total	¥ 2,419	¥ 2,404	¥ (15)	$ 20,491	$ 20,364	$ (127)

	Millions of Yen		
As of March 31, 2006	Carrying value	Estimated fair value	Unrealized gain (loss)
Securities whose estimated fair value exceeds their carrying value:			
Government and municipal bonds	¥ 200	¥ 200	¥ 0
Corporate bonds	20	20	0
Other	399	401	1
	620	622	2
Securities whose carrying value does not exceed their estimated fair value:			
Government and municipal bonds	299	292	(7)
Corporate bonds	519	513	(6)
Other	1,299	1,286	(13)
	2,119	2,092	(26)
Total	¥ 2,739	¥ 2,715	¥ (24)

(b) Other securities with determinable market value

	Millions of Yen			Thousands of U.S. Dollars		
As of March 31, 2007	Acquisition costs	Carrying value	Unrealized gain (loss)	Acquisition costs	Carrying value	Unrealized gain (loss)
Securities whose carrying value exceeds their acquisition costs:						
Stock	¥ 9,175	¥ 29,790	¥ 20,614	$ 77,721	$ 252,351	$ 174,621
Other	65	78	12	551	661	102
	9,240	29,868	20,627	78,272	253,011	174,731
Securities whose carrying value does not exceed their acquisition costs:						
Stock	688	632	(56)	5,828	5,354	(474)
	688	632	(56)	5,828	5,354	(474)
Total	¥ 9,929	¥ 30,500	¥ 20,570	$ 84,108	$ 258,365	$ 174,248

	Millions of Yen		
As of March 31, 2006	Acquisition costs	Carrying value	Unrealized gain (loss)
Securities whose carrying value exceeds their acquisition costs:			
Stock	¥ 9,196	¥ 33,025	¥ 23,829
Other	53	77	24
	9,249	33,103	23,854
Securities whose carrying value does not exceed their acquisition costs:			
Stock	595	388	(206)
	595	388	(206)
Total	¥ 9,844	¥ 33,492	¥ 23,647

(c) Other securities sold during the years ended March 31, 2007 and 2006

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Sales of other securities	¥ 41	¥ 616	$ 347
Profit on sales	31	605	263

(d) Securities without determinable value

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Other securities:			
Unlisted securities	¥ 7,010	¥ 6,921	$ 59,382

(e) Schedule for redemption of other securities with maturities and held-to-maturity debt securities at March 31, 2007 and 2006

	Millions of Yen		Thousands of U.S. Dollars	
As of March 31, 2007	Due in one year or less	Due after one year through five years	Due in one year or less	Due after one year through five years
Bonds:				
Government and municipal bonds	¥ –	¥ 600	$ –	$ 5,083
Corporate bonds	20	399	169	3,380
Other	399	999	3,380	8,463
Total	¥ 419	¥ 1,999	$ 3,549	$ 16,934

	Millions of Yen	
As of March 31, 2006	Due in one year or less	Due after one year through five years
Bonds:		
Government and municipal bonds	¥ 200	¥ 299
Corporate bonds	120	419
Other	199	1,499
Total	¥ 520	¥ 2,219

23. DERIVATIVES AND HEDGING ACTIVITIES

The Yamaha Group utilizes derivative financial instruments such as forward foreign exchange contracts and foreign currency options for the purpose of hedging its exposure to adverse fluctuation in foreign currency exchange rates, but does not enter into such transactions for speculative or trading purposes.

The Yamaha Group may, from time to time, enter into foreign forward exchange agreements in order to manage risk arising from adverse fluctuation in foreign exchange transactions. The Yamaha Group has implemented internal regulations under which any significant foreign exchange risk will be hedged.

No specific disclosure for derivatives has been made as the Yamaha Group, as a matter of principle, holds only derivative positions which meet the criteria for deferral hedge accounting.

24. SEGMENT INFORMATION

The business and geographical segments and overseas sales of the Company and its consolidated subsidiaries for the years ended March 31, 2007 and 2006 are outlined as follows:

Business Segments

	Millions of Yen								
Year ended March 31, 2007	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
I. Sales and operating income (loss)									
Sales to external customers	¥ 325,989	¥ 72,823	¥ 54,809	¥ 46,573	¥ 17,800	¥ 32,365	¥ 550,361	¥	¥ 550,361
Intersegment sales or transfers			1,714				1,714	(1,714)	
Total	325,989	72,823	56,524	46,573	17,800	32,365	552,076	(1,714)	550,361
Operating expenses	303,951	70,685	53,423	45,422	19,337	31,570	524,391	(1,714)	522,676
Operating income (loss)	¥ 22,037	¥ 2,137	¥ 3,101	¥ 1,150	¥ (1,536)	¥ 794	¥ 27,685	¥	¥ 27,685
II. Total assets, depreciation, loss on impairment of fixed assets and capital expenditures									
Total assets	¥ 283,605	¥ 41,807	¥ 48,759	¥ 22,814	¥ 13,454	¥ 148,589	¥ 559,031	¥	¥ 559,031
Depreciation	9,242	1,610	4,676	1,007	1,452	1,967	19,956		19,956
Loss on impairment of fixed assets					4,728		4,728		4,728
Capital expenditures	14,617	1,539	4,395	1,303	1,464	1,631	25,152		25,152

	Thousands of U.S. Dollars								
Year ended March 31, 2007	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
I. Sales and operating income (loss)									
Sales to external customers	$ 2,761,449	$ 616,883	$ 464,286	$ 394,519	$ 150,784	$ 274,163	$ 4,662,101	$	$ 4,662,101
Intersegment sales or transfers			14,519				14,519	(14,519)	
Total	2,761,449	616,883	478,814	394,519	150,784	274,163	4,676,629	(14,519)	4,662,101
Operating expenses	2,574,765	598,772	452,546	384,769	163,603	267,429	4,442,109	(14,519)	4,427,582
Operating income (loss)	$ 186,675	$ 18,102	$ 26,269	$ 9,742	$ (13,011)	$ 6,726	$ 234,519	$	$ 234,519
II. Total assets, depreciation, loss on impairment of fixed assets and capital expenditures									
Total assets	$ 2,402,414	$ 354,147	$ 413,037	$ 193,257	$ 113,969	$ 1,258,695	$ 4,735,544	$	$ 4,735,544
Depreciation	78,289	13,638	39,610	8,530	12,300	16,662	169,047		169,047
Loss on impairment of fixed assets					40,051		40,051		40,051
Capital expenditures	125,515	13,037	37,230	11,038	12,402	13,816	213,062		213,062

Year ended March 31, 2006	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
	Millions of Yen								
I. Sales and operating income (loss)									
Sales to external customers	¥ 314,078	¥ 75,939	¥ 56,167	¥ 45,214	¥ 18,013	¥ 24,671	¥ 534,084	¥	¥ 534,084
Intersegment sales or transfers			1,668				1,668	(1,668)	
Total	314,078	75,939	57,836	45,214	18,013	24,671	535,753	(1,668)	534,084
Operating expenses	299,946	73,825	49,908	44,045	19,802	24,089	511,617	(1,668)	509,949
Operating income (loss)	¥ 14,132	¥ 2,113	¥ 7,927	¥ 1,169	¥ (1,789)	¥ 582	¥ 24,135	¥	¥ 24,135
II. Total assets, depreciation and capital expenditures									
Total assets	¥ 268,635	¥ 40,523	¥ 47,065	¥ 21,291	¥ 18,344	¥ 124,117	¥ 519,977	¥	¥ 519,977
Depreciation	8,632	1,542	4,471	1,062	1,845	1,390	18,944		18,944
Capital expenditures	11,877	1,129	5,488	1,245	771	2,370	22,882		22,882

Notes: (1) The business segments have been determined based on the application or nature of each product in the market.

(2) Major products in each business segment:

Business segment	Major products & services
Musical instruments	Pianos, digital musical instruments, wind instruments, string instruments, percussion instruments, educational musical instruments, professional audio equipment, soundproof rooms, music schools, English language schools, ring tone distribution service, piano tuning
AV/IT	Audio products, IT equipment
Electronic equipment and metal products	Semiconductors, specialty metals
Lifestyle-related products	System bathrooms, system kitchens, washstands
Recreation	Sightseeing and accommodation facilities, ski resort, golf courses
Others	Golf products, automobile interior wood components, factory automation (FA) equipment, metallic molds and components

The major products are described in the accompanying "Review of Operations."

(3) Total assets of Yamaha Motor Co., Ltd included in the Others segment were as follows:

2007 ¥105,083 million ($890,157 thousand)

2006 ¥ 85,724 million

Geographical Segments

Year ended March 31, 2007	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
	Millions of Yen						
I. Sales and operating income							
Sales to external customers	¥ 307,486	¥ 93,131	¥ 95,326	¥ 54,418	¥ 550,361	¥	¥ 550,361
Intersegment sales or transfers	155,991	2,075	1,238	69,068	228,374	(228,374)	
Total	463,477	95,206	96,565	123,486	778,736	(228,374)	550,361
Operating expenses	447,406	91,668	92,164	118,380	749,620	(226,944)	522,676
Operating income	¥ 16,071	¥ 3,538	¥ 4,400	¥ 5,105	¥ 29,115	¥ (1,430)	¥ 27,685
Total assets	¥ 437,839	¥ 37,618	¥ 44,039	¥ 64,242	¥ 583,740	¥ (24,708)	¥ 559,031

Year ended March 31, 2007	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
	Thousands of U.S. Dollars						
I. Sales and operating income							
Sales to external customers	$ 2,604,710	$ 788,911	$ 807,505	$ 460,974	$ 4,662,101	$	$ 4,662,101
Intersegment sales or transfers	1,321,398	17,577	10,487	585,074	1,934,553	(1,934,553)	
Total	3,926,108	806,489	818,001	1,046,048	6,596,662	(1,934,553)	4,662,101
Operating expenses	3,789,970	776,518	780,720	1,002,795	6,350,021	(1,922,440)	4,427,582
Operating income	$ 136,137	$ 29,970	$ 37,272	$ 43,244	$ 246,633	$ (12,114)	$ 234,519
Total assets	$ 3,708,928	$ 318,662	$ 373,054	$ 544,193	$ 4,944,854	$ (209,301)	$ 4,735,544

Year ended March 31, 2006	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
	Millions of Yen						
1. Sales and operating income							
Sales to external customers	¥ 306,813	¥ 94,311	¥ 85,570	¥ 47,389	¥ 534,084	¥	¥ 534,084
Intersegment sales or transfers	143,667	1,525	862	63,234	209,290	(209,290)	
Total	450,481	95,837	86,433	110,623	743,375	(209,290)	534,084
Operating expenses	438,564	92,164	83,021	106,103	719,853	(209,904)	509,949
Operating income	¥ 11,916	¥ 3,673	¥ 3,412	¥ 4,519	¥ 23,522	¥ 613	¥ 24,135
Total assets	¥ 402,684	¥ 38,819	¥ 38,422	¥ 59,040	¥ 538,968	¥ (18,990)	¥ 519,977

Notes: (1) Geographical segments are divided into categories based on their geographical proximity.

(2) The major nations or regions included in each geographical segment are as follows:

(a) North America — U.S.A., Canada

(b) Europe — Germany, France, U.K.

(c) Asia, Oceania and other areas — People's Republic of China, Republic of Korea, Australia

Overseas Sales

Year ended March 31, 2007	North America	Europe	Asia, Oceania and other areas	Total
	Millions of Yen			
Overseas sales:				
Overseas sales	¥ 93,676	¥ 97,299	¥ 68,157	¥ 259,133
Consolidated net sales				550,361
Overseas sales as a percentage of consolidated net sales	17.0%	17.7%	12.4%	47.1%

Year ended March 31, 2007	North America	Europe	Asia, Oceania and other areas	Total
	Thousands of U.S. Dollars			
Overseas sales:				
Overseas sales	$ 793,528	$ 824,219	$ 577,357	$ 2,195,112
Consolidated net sales				4,662,101
Overseas sales as a percentage of consolidated net sales	17.0%	17.7%	12.4%	47.1%

Year ended March 31, 2006	North America	Europe	Asia, Oceania and other areas	Total
	Millions of Yen			
Overseas sales:				
Overseas sales	¥ 94,694	¥ 87,494	¥ 56,681	¥ 238,870
Consolidated net sales				534,084
Overseas sales as a percentage of consolidated net sales	17.7%	16.4%	10.6%	44.7%

Note: The major nations or regions included in each geographical segment are as follows:

(a) North America—U.S.A., Canada

(b) Europe—Germany, France, U.K.

(c) Asia, Oceania and other areas—People's Republic of China, Republic of Korea, Australia

25. SUBSEQUENT EVENTS

The Company has sold a portion of its shares of in Yamaha Motor Co., Ltd. ("Yamaha Motor")

(1) The principal background developments leading to this decisions were that, as the scale of operations of Yamaha Motor has expanded, the market value of Yamaha Motor shares held by the Company has grown, and Yamaha Motor, which is accounted for under the equity method in the accompanying consolidated financial statements, has come to exert a larger influence on the consolidated performance of Yamaha. By selling a portion of its shareholdings in Yamaha Motor, the Company will be able to use the proceeds for "growth investments" and "providing a higher return to its shareholders." In addition, by excluding Yamaha Motor from the scope of the equity method, the Company will be able to eliminate the risk of fluctuation in performance of Yamaha Motor, which has different core businesses, on its own performance, thus leading to greater transparency of the Company's own performance.

(2) Name and business of consolidated affiliate accounted for by the equity method

Name: Yamaha Motor Co., Ltd.

Business: Development, manufacture, and sale of motorcycles, marine related products, power products and other products

(3) Name of counter parties, date of sales, numbers of shares sold, sales price, proceeds from the sales, and equity ratio after the sales

Name of counter parties	Mitsui & Co., Ltd.	Block Trades via a Securities Company
Date of sales	May 22, 2007	May 23, 2007
Numbers of shares sold	8,586,000 shares	13,685,000 shares
Sales price	¥24.3 billion	¥38.2 billion
Proceeds from the sales	¥11.0 billion	¥18.8 billion
Equity ratio after the sales	19.7%	14.9%

ERNST & YOUNG SHINNIHON

■ Certified Public Accountants
Nihon Seimei Hamamatsu Center Bldg.
319-28, Kajimachi, Hamamatsu City
Shizuoka 430-0933, Japan

■ Phone: (053) 453-0390
Fax: (053) 452-2257

Report of Independent Auditors

The Board of Directors
YAMAHA CORPORATION

We have audited the accompanying consolidated balance sheets of YAMAHA CORPORATION and consolidated subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of income, changes in net assets, and cash flows for the years then ended, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of YAMAHA CORPORATION and consolidated subsidiaries at March 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Supplemental Information:

As disclosed in Note 25, the Company has sold a portion of its shares of Yamaha Motor Co., Ltd. in May 2007, and Yamaha Motor Co., Ltd. became an unaffiliated company.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2007 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 4.

Ernst & Young Shin Nihon

June 27, 2007

Main Networks

Overseas Network

Company Name	Location	Established	Business	Capital
Yamaha Corporation of America	Buena Park, California, U.S.A.	1960	US headquarters, sales of musical instruments, PA equipment, etc.	U.S.$50 million
Yamaha Electronics Corporation, U.S.A.	Buena Park, California, U.S.A.	1981	Import and sales of AV products	U.S.$2.5 million
Yamaha Music InterActive, Inc.	New York, U.S.A.	2000	Development and sales of music content for musical instruments	U.S.$36,000
YMH Digital Music Publishing, LLC*1	New York, U.S.A.	2001	Creation and sales of electronic musical score	U.S.$630,000
Yamaha Artist Services, Inc.	New York, U.S.A.	2004	Technical & artist support for pianos and wind instruments	U.S.$100,000
Yamaha Commercial Audio Systems, Inc.	Buena Park, California, U.S.A.	2006	Sales of commercial audio equipment in North America	U.S.$1 million
Yamaha Canada Music Ltd.	Toronto, Canada	1969	Import and sales of musical instruments, PA equipment, and AV Products	CAN$2.5 million
Yamaha de México, S.A. de C.V.	Mexico City, Mexico	1958	Import and sales of musical instruments, PA equipments and AV products, and management of music schools	P 1.7 million
Yamaha Music Latin America, S.A.	Panama City, Panama	1975	Import and sales of musical instruments, PA equipment and AV products	U.S.$50,000
Yamaha Musical do Brasil Ltda.*2	San Paulo, Brazil	1973	Import and sales of musical instruments and PA equipment	R$4.5 million
Yamaha Music Holding Europe GmbH	Rellingen, Germany	2002	Holding company for subsidiaries in Europe; overseas business of musical instruments in Europe	€70 million
Yamaha Music Central Europe GmbH	Rellingen, Germany	1966	Import and sales of musical instruments and PA equipment, and management of music schools	€10.5 million
Yamaha Elektronik Europa GmbH	Rellingen, Germany	1981	Import and sales of AV products	€4.1 million
Steinberg Media Technologies GmbH	Hamburg, Germany	1984	Development and sales of computer software for music creation	€6.9 million
Yamaha-Kemble Music (U.K.) Ltd.*3	Milton Keynes, U.K.	1968	Import and sales of musical instruments and PA equipment	£25,000
Kemble Music Ltd.	Milton Keynes, U.K.	1936	Sales of musical instruments, PA equipment, and sheet music	£21,000
Yamaha Electronics (U.K.) Ltd	Watford, U.K.	1986	Import and sales of AV products	£1 million
Kemble & Company Ltd.	Milton Keynes, U.K.	1947	Manufacturing and sales of pianos	£117,000
Yamaha Musique France S.A.S.	Croissy-Beaubourg, France	1973	Import and sales of musical instruments and PA equipment	€1.2 million
Yamaha Electronique France S.A.S.	Croissy-Beaubourg, France	1988	Import and sales of AV products	€1.8 million
Yamaha Scandinavia AB	Gothenburg, Sweden	1975	Import and sales of musical instruments, PA equipment and AV products	KR 20 million
Yamaha Hazen Música, S.A.*4	Madrid, Spain	1966	Import and sales of musical instruments and PA equipment	€1.5 million
Yamaha Musica Italia S.p.A.	Milan, Italy	1990	Import and sales of musical instruments, educational materials and PA equipment and music popularization activities	€4.4 million
Taiwan Yamaha Musical Instruments Manufacturing Co., Ltd	Taoyuan, Taiwan	1969	Manufacturing of pianos and piano parts	NT$157.3 million
Yamaha KHS Music Co., Ltd.	Taipei, Taiwan	1996	Import and sales of musical instruments and PA equipment	NT$100 million
Yamaha Music & Electronics (China) Co., Ltd.	Shanghai, China	2002	Holding company for subsidiaries in China, sales of musical instruments, PA equipment and AV products in mainland China	RMB 585.6 million
Yamaha Music Technical (Shanghai) Co., Ltd.	Shanghai, China	2005	Management of music schools in mainland China	RMB 8.1 million
Tianjin Yamaha Electronic Musical Instruments, Inc.	Tianjin, China	1989	Manufacturing of electronic musical instruments	RMB 76.8 million
Xiaoshan Yamaha Musical Instrument Co., Ltd.	Hangzhou, China	1997	Manufacturing of piano parts and manufacturing and assembly of wind instruments	RMB 140.4 million
Hangzhou Yamaha Musical Instruments Co., Ltd.	Hangzhou, China	2003	Manufacturing of pianos, piano parts and guitars	RMB 274.1 million
Yamaha Trading (Shanghai) Co., Ltd.	Shanghai, China	1996	Merchant trading of musical instruments and audio equipment for Hong Kong	RMB 16.6 million
Yamaha Electronics (Suzhou) Co., Ltd.	Suzhou, China	2002	Manufacturing of AV products	RMB 107.6 million
Yamaha Music Korea Ltd.	Seoul, South Korea	2001	Import and sales of musical instruments, PA equipment and AV products and music popularization business	W 7,000 million
Yamaha Music (Asia) Pte. Ltd	Singapore	1966	Import and sales of musical instruments, PA equipment and AV products	S$6.3 million
Yamaha Electronics Asia Pte. Ltd.	Singapore	1996	Sales of AV products to ASEAN nations	S$1 million
Yamaha Music (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	1974	Import and sales of musical instruments, PA equipment and AV products	RM 1.3 million
Yamaha Electronics Manufacturing Malaysia Sdn. Bhd.	Ipoh, Malaysia	1991	Manufacturing of AV products, and manufacturing and sales of AV service parts	RM 31 million
PT. Yamaha Indonesia	Jakarta, Indonesia	1974	Manufacturing of pianos	Rp 8,507 million
PT. Yamaha Music Manufacturing Indonesia	Jakarta, Indonesia	1989	Manufacturing of guitars, drums and other instruments	Rp 27,856 million
PT. Yamaha Musik Indonesia Distributor	Jakarta, Indonesia	1990	Wholesales of musical instruments within Indonesia	Rp 18,050 million
PT. Yamaha Music Manufacturing Asia	West Java, Indonesia	1997	Manufacturing of electronic musical instruments	Rp 82,450 million
PT. Yamaha Musical Products Indonesia	East Java, Indonesia	1997	Assembly of wind instruments, and manufacturing of accessories and cases for musical instruments, Pianica™ and recorders	Rp 30,237 million
PT. Yamaha Electronics Manufacturing Indonesia	East Java, Indonesia	1999	Manufacturing of consumer AV products (speakers)	Rp 79,000 million
Siam Music Yamaha Co., Ltd.*1	Bangkok, Thailand	1989	Import and sales of musical instruments, PA equipment and AV products	B 100 million
Yamaha Music Gulf FZE	Dubai, UAE	1997	Import and sales of musical instruments, PA equipment and AV products	Dhs. 3 million
OOO Yamaha Music Russia* (Plan to establish in August 2007)	Moscow, Russia	2007	Import and sales of musical instruments, PA equipment and AV products	RUB 220 million
Yamaha Music Australia Pty., Ltd	Melbourne, Australia	1986	Import and sales of musical instruments, PA equipment and AV products	A$1.5 million

*1 Companies accounted for by the equity method
*2 Refers to nonconsolidated subsidiaries and affiliates
*3 Plan to change name to Yamaha Music UK Ltd. in autumn 2007
*4 Plan to change name to Yamaha Música Ibérica, S.A.U. in autumn 2007

Domestic Network

Company Name	Location	Established	Business	Capital
Yamaha Music Tokyo Co., Ltd.	Chuo-ku, Tokyo, Japan	1994	Sales of musical instruments, sheet music and AVITECS™, and management of music schools and English language schools	¥400 million
Yamaha Music Nishi-Tokyo Co., Ltd.	Toshima-ku, Tokyo, Japan	1994	Sales of musical instruments, sheet music and AVITECS™, and management of music schools and English language schools	¥350 million
Yamaha Music Yokohama Co., Ltd	Yokohama, Kanagawa, Japan	1994	Sales of musical instruments, sheet music and AVITECS™, and management of music schools and English language schools	¥350 million
Yamaha Music Kanto Co., Ltd.	Niigata, Japan	1994	Sales of musical instruments, sheet music and AVITECS™, and management of music schools and English language schools	¥100 million
Yamaha Music Osaka Co., Ltd.	Osaka, Japan	1994	Sales of musical instruments, sheet music and AVITECS™, and management of music schools and English language schools	¥350 million
Yamaha Music Setouchi Co., Ltd.	Hiroshima, Japan	1994	Sales of musical instruments, sheet music and AVITECS™, and management of music schools and English language schools	¥175 million
Yamaha Music Tokai Co., Ltd.	Nagoya, Aichi, Japan	1994	Sales of musical instruments, sheet music and AVITECS™, and management of music schools and English language schools	¥250 million
Yamaha Music Kyushu Co., Ltd.	Fukuoka, Japan	1994	Sales of musical instruments, sheet music and AVITECS™, and management of music schools and English language schools	¥250 million
Yamaha Music Hokkaido Co., Ltd.	Sapporo, Hokkaido, Japan	1994	Sales of musical instruments, sheet music and AVITECS™, and management of music schools and English language schools	¥200 million
Yamaha Music Tohoku Co., Ltd.	Sendai, Miyagi, Japan	1994	Sales of musical instruments, sheet music and AVITECS™, and management of music schools and English language schools	¥250 million
Seikindo Music Co., Ltd.*1	Hachioji, Tokyo, Japan	1955	Sales of musical instruments, sheet music and AVITECS™, and management of music schools and English language schools	¥81.2 million
Yamaha Music Trading Corporation	Chuo-ku, Tokyo, Japan	1979	Import and sales of musical instruments and their accessories and development and sales of musical materials for schools	¥200 million
Yamaha Music Entertainment Holdings, Inc.	Shibuya-ku, Tokyo, Japan	2007	Management company for the music entertainment business of the Yamaha Group	¥100 million
Yamaha Music Media Corporation	Shibuya-ku, Tokyo, Japan	1994	Production and sales of music publications, creation and sales of multimedia software, import and sales of software from overseas	¥350 million
Yamaha Music Communication Co., Ltd.	Meguro-ku, Tokyo, Japan	2000	Planning, creation, manufacturing and sales of audio-visual software	¥300 million
Yamaha A&R, Inc.*2	Shibuya-ku, Tokyo, Japan	2007	Music artist management business, and label business	¥50 million
Yamaha Music Publishing, Inc.*2	Meguro-ku, Tokyo, Japan	2007	Music-related publishing and administration (including copyrights and masters)	¥100 million
Yamaha Music Craft Corporation	Hamamatsu, Shizuoka, Japan	1962	Manufacturing of silent violin™, Taishogoto (Japanese harp), educational musical instruments (organs, xylophones)	¥30 million
Yamaha Sound Technology Inc.	Chuo-ku, Tokyo, Japan	1962	Design and installation of audio facilities such as music halls and other public facilities	¥100 million
Fuji Sound Co., Ltd.*2	Chiyoda-ku, Tokyo, Japan	1946	Design and installation of audio facilities such as music halls and other public facilities, and design and manufacturing of audio equipment	¥49.6 million
Yamaha Music Lease Corporation	Hamamatsu, Shizuoka, Japan	1984	Leasing, rental and installment sales of musical instruments	¥50 million
Yamanashi Kogei Co., Ltd.	Kakegawa, Shizuoka, Japan	1966	Processing of wooden parts for pianos, manufacturing of back posts of upright pianos and manufacturing and sales of furniture and woodcrafts	¥20 million
Sakuraba Mokuzai Co., Ltd.	Kita-Akita, Akita, Japan	1964	Lumber manufacturing for pianos, processing of wooden parts, and manufacturing and sales of other woodwork	¥90 million
Yamaha Hall Co., Ltd.	Chuo-ku, Tokyo, Japan	1953	Leasing halls and conducting events (movie previews, concerts)	¥10 million
YP Winds Corporation	Iwata, Shizuoka, Japan	1987	Barrel polishing, parts processing and assembly of wind instruments and other metal parts	¥50 million
Yamaha Piano Service Co., Ltd.	Hamamatsu, Shizuoka, Japan	1988	Trading, repairs, coating, sales of used pianos, and installation of digital sound generating device to "turn off" acoustic sound in pianos	¥50 million
D.S. Corporation	Fukuroi, Shizuoka, Japan	1978	Assembly of PCBs and parts for AV products, manufacturing of speakers, and design of analyzers and PCBs	¥60 million
Yamaha Electronics Marketing Corporation	Minato-ku, Tokyo, Japan	2001	Domestic sales of AV products, routers and related supplies, and maintenance and installation services of the equipment	¥300 million
Yamaha Livingtec Corporation	Hamamatsu, Shizuoka, Japan	1991	Development, manufacturing and sales of housing equipment	¥500 million
Yamaha Living Products Corporation	Hamamatsu, Shizuoka, Japan	1989	Manufacturing of housing equipment	¥80 million
Joywell Home Corporation	Hamamatsu, Shizuoka, Japan	1987	Design of construction work and construction of buildings	¥50 million
Yamaha Kagoshima Semiconductor Inc.	Aira-gun, Kagoshima, Japan	1987	Manufacturing of LSIs for specific semiconductor application	¥450 million
Yamaha Hi-Tech Design Corporation	Iwata, Shizuoka, Japan	1996	LSI function design, logical design, and development of supporting software	¥30 million
Katsuragi Co., Ltd.	Fukuroi, Shizuoka, Japan	2001	Management of Katsuragi Golf Club™ and Katsuragi-Kitanomaru™	¥50 million
Tsumagoi Co., Ltd.	Kakegawa, Shizuoka, Japan	2001	Management of Tsumagoi™ and Tsumagoi Horseback Riding Club™	¥100 million
Yamaha Credit Corporation	Hamamatsu, Shizuoka, Japan	1974	Management and operation of reserve for advanced payment services (keyboard products orders)	¥100 million
Yamaha Insurance Service Co., Ltd.	Hamamatsu, Shizuoka, Japan	1962	Insurance agent, and services related to life insurance sales	¥100 million
Yamaha Fine Technologies Co., Ltd.	Hamamatsu, Shizuoka, Japan	1987	Design, manufacturing and sales of automobile interior wood components, factory automation (FA) equipment, metallic molds and components	¥500 million
YP Engineering Co., Ltd.	Hamamatsu, Shizuoka, Japan	1988	Design, construction, maintenance and upkeep of factory layout, equipment and facilities	¥80 million
Yamaha Travel Service Co., Ltd.	Hamamatsu, Shizuoka, Japan	1986	Travel agency services	¥50 million
Nihon Jimu Center Co., Ltd.	Hamamatsu, Shizuoka, Japan	1987	Company support services in communications, documents and leasing fields	¥20 million
YP Video Corporation	Hamamatsu, Shizuoka, Japan	1988	Planning and creation of video software and other promotional tools and creation of catalogs	¥80 million
Yamaha Business Support Corporation	Hamamatsu, Shizuoka, Japan	1997	Temporary staffing, employment placement (employment, training and etc.)	¥10 million
Korg Inc.*1	Inagi-shi, Tokyo, Japan	1964	Manufacturing and sales of Korg brand electronic musical instruments	¥480 million

*1 Companies accounted for by the equity method
*2 Refers to nonconsolidated subsidiaries and affiliates

As of July 1, 2007

Organization Chart


Board of Directors
Chairman
President
Board of Auditors
Corporate Auditors' Office
Managing Council
Corporate Committees
Musical Instruments Business Group
Piano Division
Wind, String & Percussion Instruments Division
Sound Proofing Division
Pro Audio & Digital Musical Instruments Division
Sound and IT Business Group
AV Products Division
Sound Network Division
Semiconductor Division
Domestic Sales & Marketing Division
Asia – Pacific Sales & Marketing Group
Yamaha Corporation of America
Yamaha Music Holding Europe GmbH
Yamaha Music & Electronics (China) Co., Ltd.
Yamaha Music Entertainment Holdings, Inc.
Productive Technology Business Group
Productive Technology Business Development Division
Yamaha Fine Technologies Co., Ltd.
Yamaha Metanix Corporation
Resort Management Group
Golf Products Division
Finance and Administration Group
Corporate Planning Division
Business Planning Division
Internal Auditing Division
Public Relations Division
General Administration Division
Human Resources Division
Accounting & Finance Division
Legal & Intellectual Property Division
Process Management Group
Quality & Engineering Planning Division
Environment & Facilities Management Division
Purchasing & Logistics Division
Information Systems Division
Research and Development Group
Innovative Technology Division
Product Design Laboratory
Technology Planning Division
eYamaha Division
Yamaha Livingtec Corporation
Yamaha Insurance Service Co., Ltd.
Yamaha Travel Service Co., Ltd.

(As of July 1, 2007)

Investor Information

Head Office
10-1, Nakazawa-cho, Naka-ku, Hamamatsu, Shizuoka
430-8650, Japan

General Administration Division
Tel: +81 53 460 2800

Accounting & Finance Division
Tel: +81 53 460 2141

Corporate Planning Division
Tel: +81 3 5488 6602

Public Relations Division
Tel: +81 3 5488 6601

Business Year
From April 1 to March 31 of the following year

Dividends
Year-end: To the shareholders of record on March 31
Interim: To the shareholders of record on September 30

Date of Establishment
October 12, 1897

Stated Capital
¥28,534 million

Number of Common Stock
Authorized: 700,000,000 shares
Issued: 206,524,626 shares

Number of Shareholders
15,470

Number of Employees (Consolidated)
25,992
(Includes average number of temporary employees: 6,081)

Number of Consolidated Subsidiaries
93

Number of Companies Accounted for by the Equity Method
3

Stock Exchange Listings
Tokyo
First Section, Code No. 7951

Administrator of Shareholders' Registry and its Business Office
The Chuo Mitsui Trust and Banking Co., Ltd.
Nagoya Branch
Stock Transfer Agency Department
Address: 3-15-33, Sakae, Naka-ku, Nagoya, Aichi 460-8685, Japan
Tel: +81 52 262 1520

Depositary for American Depositary Receipts
Deutsche Bank Trust Company Americas
Ratio: 1 ADR = 1 share of common stock
Type: Level 1 with sponsor bank
Symbol: YAMCY
U.S. Securities Code: 984627109

Public Notices
Shall be issued electronically at
http://www.yamaha.co.jp/about/publicnotices/ (only in Japanese), except when accident or other unavoidable occurrence prevents this, in which case they shall be released in the Nihon Keizai Shimbun business daily released in Tokyo.

Ordinary General Shareholders' Meeting
June

Auditor
Ernst & Young ShinNihon

Main Shareholders

The Master Trust Bank of Japan, Ltd. (trust a/c)	8.08%
State Street Bank and Trust Company	7.66%
Mitsui Sumitomo Insurance Co., Ltd.	4.32%
Mizuho Bank, Ltd.	4.25%
The Shizuoka Bank, Ltd.	4.04%
The Chase Manhattan Bank N.A. London	3.76%
Sumitomo Life Insurance Company	3.53%
Japan Trustee Services Bank, Ltd. (trust a/c)	3.31%
Nippon Life Insurance Company	3.14%
Mizuho Corporate Bank, Ltd.	2.80%

Stock Price Movement


(Yen)
3,000
2,000
1,000
0
'05
'06
'07
Apr.–June
July–Sept.
Oct.–Dec.
Jan.–Mar.
Apr.–June
July–Sep.
Oct.–Dec.
Jan.–Mar.

(As of March 31, 2007)

YAMAHA

Financial Data 2007

CONTENTS

業績の推移　Performance Trends

財務ハイライト
Financial Highlights

決算期／Fiscal Year Ended:		2003/3	2004/3	2005/3	2006/3	2007/3	2007/3
		百万円／Millions of Yen					百万米ドル Millions of U.S. Dollars
会計年度：	For the year:						
売上高	Net sales	524,763	539,506	534,079	534,084	**550,361**	**4,662.10**
営業利益	Operating income	32,043	45,056	35,695	24,135	**27,685**	**234.52**
当期純利益	Net income	17,947	43,541	19,697	28,123	**27,866**	**236.05**
会計年度末：	At year-end:						
総資産	Total assets	512,716	508,731	505,577	519,977	**559,031**	**4,735.54**
純資産	Net assets	214,471	259,731	275,200	316,005	**351,398**	**2,976.69**
有利子負債	Interest-bearing liabilities	90,436	48,871	46,598	28,474	**25,551**	**216.44**
1株当たり情報（円／米ドル）：	Per share (Yen/U.S. Dollars):						
当期純利益	Net income	86.65	210.63	95.06	136.04	**135.19**	**1.15**
純資産	Net assets	1,040.06	1,259.28	1,334.51	1,532.62	**1,680.91**	**14.24**
現金配当	Cash dividends	10	15	20	20	**22.50**	**0.19**
従業員数（人）	Number of employees	23,563	23,903	23,828	25,298	**25,992**	

＊米ドル金額は、2007年3月末日の為替相場1ドル＝118.05円で換算しています。

＊Throughout this financial data, U.S. dollar amounts are translated from yen at the rate of ¥118.05=U.S.$1.00, the approximate rate prevailing on March 31, 2007.

売上高および海外売上高比率
Net Sales/Overseas Sales Ratio

（百万円／%）(Millions of Yen/%)



524,763
539,506
534,079
534,084
550,361
40.5
40.5
41.4
44.7
47.1
2003/3
2004/3
2005/3
2006/3
2007/3
売上高
Net sales
海外売上高比率
Overseas sales ratio

セグメント別売上高（2007年3月期）
Net Sales by Business Segment
(Fiscal Year Ended 2007/3)

（百万円／%）(Millions of Yen/%)



レクリエーション
Recreation
17,800
3%
その他
Others
32,365
6%
リビング
Lifestyle-related products
電子機器・電子金属
Electronic equipment and Metal products
楽器
Musical instruments
325,989
59%
72,823
13%
AV・IT
AV/IT

地域別売上高（2007年3月期）
Net Sales by Geographical Segment
(Fiscal Year Ended 2007/3)

（百万円／%）(Millions of Yen/%)



アジア・オセアニア・その他の地域
Asia, Oceania, and other Areas
68,157
12%
欧州
Europe
291,228
53%
日本
Japan
93,676
17%
北米
North America

決算期／Fiscal Year Ended:		2003/3	2004/3	2005/3	2006/3	2007/3	2007/3
		百万円／Millions of Yen					百万米ドル Millions of U.S. Dollars
売上高	Net sales	524,763	539,506	534,079	534,084	**550,361**	**4,662.10**
事業別売上高	Net sales by business segment						
楽器	Musical instruments	292,647	293,430	302,617	314,078	**325,989**	**2,761.45**
AV・IT	AV/IT	83,670	78,257	77,720	75,939	**72,823**	**616.88**
電子機器・電子金属	Electronic equipment and metal products	60,554	76,892	69,048	56,167	**54,809**	**464.29**
リビング	Lifestyle-related products	46,031	44,765	42,844	45,214	**46,573**	**394.52**
レクリエーション	Recreation	20,903	20,100	18,290	18,013	**17,800**	**150.78**
その他	Others	20,956	26,061	23,557	24,671	**32,365**	**274.16**
海外売上高比率（%）	Overseas sales ratio (%)	40.5	40.5	41.4	44.7	**47.1**	
地域別売上高	Net sales by geographical segment						
日本	Japan	312,129	320,809	312,906	295,214	**291,228**	**2,466.99**
北米	North America	89,728	86,671	86,717	94,694	**93,676**	**793.53**
欧州	Europe	77,185	83,473	84,483	87,494	**97,299**	**824.22**
アジア･オセアニア･その他の地域	Asia, Oceania, and other areas	45,721	48,552	49,971	56,681	**68,157**	**577.36**

売上原価および売上原価率
Cost of Sales/Cost of Sales Ratio

（百万円／%）(Millions of Yen/%)


338,307
337,813
335,484
341,817
352,381
64.5
62.6
62.8
64.0
64.0
2003/3
2004/3
2005/3
2006/3
2007/3
売上原価
Cost of sales
売上原価率
Cost of sales ratio

販売管理費および売上高販売管理費比率
SG&A Expenses/SG&A Expenses to Net Sales

（百万円／%）(Millions of Yen/%)


154,413
156,637
162,899
168,132
170,295
29.4
29.0
30.5
31.5
31.0
2003/3
2004/3
2005/3
2006/3
2007/3
販売管理費
SG&A expenses
売上高販売管理費比率
SG&A expenses to net sales

営業利益
Operating Income

（百万円）(Millions of Yen)


32,043
45,056
35,695
24,135
27,685
2003/3
2004/3
2005/3
2006/3
2007/3

決算期／Fiscal Year Ended:		百万円／Millions of Yen 2003/3	2004/3	2005/3	2006/3	2007/3	百万米ドル Millions of U.S. Dollars 2007/3
売上高	Net sales	524,763	539,506	534,079	534,084	**550,361**	**4,662.10**
売上原価	Cost of sales	338,307	337,813	335,484	341,817	**352,381**	**2,985.02**
売上原価率（%）	Cost of sales ratio (%)	64.5	62.6	62.8	64.0	**64.0**	
売上総利益	Gross profit	186,456	201,693	198,595	192,267	**197,980**	**1,677.09**
販売管理費	SG&A expenses	154,413	156,637	162,899	168,132	**170,295**	**1,442.57**
人件費	Personnel expenses	66,757	71,334	70,172	71,470	**72,701**	**615.85**
広告販促費	Advertising & promotion expenses	21,740	22,424	25,802	25,799	**26,388**	**223.53**
営業利益	Operating income	32,043	45,056	35,695	24,135	**27,685**	**234.52**

*2003年3月期まで販売費及び一般管理費の「その他」に含めて表示していた「雑給」は、2004年3月期より人件費に含まれます。

*Accounting for miscellaneous salaries, which was included in other in SG&A expenses, is included in personnel expenses from the year ended March 2004.

当期純利益
Net Income

（百万円）(Millions of Yen)


17,947
43,541
19,697
28,123
27,866
2003/3
2004/3
2005/3
2006/3
2007/3

設備投資額および売上高設備投資比率
Capital Expenditures/Capital Expenditures to Net Sales

（百万円／%）(Millions of Yen/%)


16,883
21,160
22,702
22,882
25,152
3.2
3.9
4.3
4.3
4.6
2003/3
2004/3
2005/3
2006/3
2007/3
設備投資額
Capital expenditures
売上高設備投資比率
Capital expenditures to net sales

減価償却費
Depreciation Expenses

（百万円）(Millions of Yen)


17,586
17,522
18,958
18,944
19,956
2003/3
2004/3
2005/3
2006/3
2007/3

決算期／Fiscal Year Ended:		百万円／Millions of Yen 2003/3	2004/3	2005/3	2006/3	2007/3	百万米ドル Millions of U.S. Dollars 2007/3
当期純利益	Net income	17,947	43,541	19,697	28,123	**27,866**	**236.05**
設備投資額	Capital expenditures	16,883	21,160	22,702	22,882	**25,152**	**213.06**
減価償却費	Depreciation expenses	17,586	17,522	18,958	18,944	**19,956**	**169.05**
研究開発費	R&D expenses	22,441	22,503	22,953	24,055	**24,220**	**205.17**

総資産
Total Assets


(百万円) (Millions of Yen)
512,716
508,731
505,577
519,977
559,031
2003/3
2004/3
2005/3
2006/3
2007/3

純資産
Net Assets


(百万円) (Millions of Yen)
214,471
259,731
275,200
316,005
351,398
2003/3
2004/3
2005/3
2006/3
2007/3

フリー・キャッシュ・フローおよびマージン率
Free Cash Flows/Free Cash Flow Margin


(百万円／%) (Millions of Yen/%)
11,407
39,574
26,692
7,406
17,305
2.17
7.34
5.00
1.39
3.14
2003/3
2004/3
2005/3
2006/3
2007/3
フリー・キャッシュ・フロー
Free cash flows
マージン率
Free cash flow margin

決算期／Fiscal Year Ended:		百万円／Millions of Yen					百万米ドル Millions of U.S. Dollars
		2003/3	2004/3	2005/3	2006/3	**2007/3**	**2007/3**
総資産	Total assets	512,716	508,731	505,577	519,977	**559,031**	**4,735.54**
純資産	Net assets	214,471	259,731	275,200	316,005	**351,398**	**2,976.69**
営業活動によるキャッシュ・フロー	Cash flows from operating activities	33,052	58,349	39,588	25,510	**39,732**	**336.57**
投資活動によるキャッシュ・フロー	Cash flows from investing activities	(21,645)	(18,775)	(12,896)	(18,104)	**(22,427)**	**(189.98)**
フリー・キャッシュ・フロー(合計)	Free cash flows	11,407	39,574	26,692	7,406	**17,305**	**146.59**
財務活動によるキャッシュ・フロー	Cash flows from financing activities	(8,582)	(50,141)	(8,306)	(25,834)	**(8,246)**	**(69.85)**
売上高	Net sales	524,763	539,506	534,079	534,084	**550,361**	**4,662.10**
フリー・キャッシュ・フロー・マージン率(%)	Free cash flow margin (%)	2.17	7.34	5.00	1.39	**3.14**	

フリー・キャッシュ・フロー・マージン率＝フリー・キャッシュ・フロー／売上高×100　Free cash flow margin = Free cash flows / Net sales x 100

1株当たり当期純利益
Net Income per Share


(円) (Yen)
86.65
210.63
95.06
136.04
135.19
2003/3
2004/3
2005/3
2006/3
2007/3

1株当たり純資産
Net Assets per Share


(円) (Yen)
1,040.06
1,259.28
1,334.51
1,532.62
1,680.91
2003/3
2004/3
2005/3
2006/3
2007/3

1株当たり配当額
Dividends per Share


(円) (Yen)
10
15
20
20
22.50
2003/3
2004/3
2005/3
2006/3
2007/3

決算期／Fiscal Year Ended:		円／Yen					米ドル U.S. Dollars
		2003/3	2004/3	2005/3	2006/3	**2007/3**	**2007/3**
1株当たり当期純利益	Net income per share	86.65	210.63	95.06	136.04	**135.19**	**1.15**
1株当たり純資産	Net assets per share	1,040.06	1,259.28	1,334.51	1,532.62	**1,680.91**	**14.24**
1株当たり配当額	Dividends per share	10	15	20	20	**22.50**	**0.19**
配当総額(百万円／百万米ドル)	Dividends paid (Millions of Yen/Millions of U.S. Dollars)	2,063	3,095	4,126	4,126	**4,641**	**39.31**
連結配当性向(%)	Dividend payout ratio (%)	11.5	7.1	20.9	14.7	**16.6**	

連結配当性向＝配当総額／当期純利益(連結)×100　Dividend payout ratio = Dividends paid / Net income (consolidated) x 100

セグメント情報　Segment Information

楽器／Musical Instruments

売上高
Sales



(百万円) (Millions of Yen)
292,647
293,430
302,617
314,078
325,989
2003/3
2004/3
2005/3
2006/3
2007/3

営業利益および売上高営業利益率
Operating Income/Operating Income to Sales



(百万円／%) (Millions of Yen/%)
9,792
10,480
14,183
14,132
22,037
3.3
3.6
4.7
4.5
6.8
2003/3
2004/3
2005/3
2006/3
2007/3

設備投資額および研究開発費
Capital Expenditures/R&D Expenses



(百万円) (Millions of Yen)
9,067
11,834
10,099
11,970
11,311
11,183
11,877
11,356
14,817
11,437
2003/3
2004/3
2005/3
2006/3
2007/3
設備投資額
Capital expenditures
研究開発費
R&D expenditures

決算期／Fiscal Year Ended:		百万円／Millions of Yen 2003/3	2004/3	2005/3	2006/3	2007/3	百万米ドル Millions of U.S. Dollars 2007/3
売上高	Sales	292,647	293,430	302,617	314,078	**325,989**	**2,761.45**
営業利益	Operating income	9,792	10,480	14,183	14,132	**22,037**	**186.68**
売上高営業利益率（%）	Operating income to sales (%)	3.3	3.6	4.7	4.5	**6.8**	
設備投資額	Capital expenditures	9,067	10,099	11,311	11,877	**14,817**	**125.52**
減価償却費	Depreciation expenses	8,001	7,447	7,819	8,632	**9,242**	**78.29**
研究開発費	R&D expenses	11,834	11,970	11,183	11,356	**11,437**	**96.88**

AV・IT／AV/IT

売上高
Sales



(百万円) (Millions of Yen)
83,670
78,257
77,720
75,939
72,823
2003/3
2004/3
2005/3
2006/3
2007/3
売上高
Sales
売上高（CDR）
CDR sales

営業利益および売上高営業利益率
Operating Income/Operating Income to Sales



(百万円／%) (Millions of Yen/%)
3,250
4,418
3,651
2,113
2,137
3.9
5.6
4.7
2.8
2.9
2003/3
2004/3
2005/3
2006/3
2007/3

設備投資額および研究開発費
Capital Expenditures/R&D Expenses



(百万円) (Millions of Yen)
1,503
5,194
1,827
4,934
1,111
5,069
1,129
4,919
1,539
4,858
2003/3
2004/3
2005/3
2006/3
2007/3
設備投資額
Capital expenditures
研究開発費
R&D expenditures

決算期／Fiscal Year Ended:		百万円／Millions of Yen 2003/3	2004/3	2005/3	2006/3	2007/3	百万米ドル Millions of U.S. Dollars 2007/3
売上高	Sales	83,670	78,257	77,720	75,939	**72,823**	**616.88**
営業利益	Operating income	3,250	4,418	3,651	2,113	**2,137**	**18.10**
売上高営業利益率（%）	Operating income to sales (%)	3.9	5.6	4.7	2.8	**2.9**	
設備投資額	Capital expenditures	1,503	1,827	1,111	1,129	**1,539**	**13.04**
減価償却費	Depreciation expenses	1,807	1,694	1,492	1,542	**1,610**	**13.64**
研究開発費	R&D expenses	5,194	4,934	5,069	4,919	**4,858**	**41.15**

— 電子機器・電子金属／Electronic Equipment and Metal Products

売上高
Sales

(百万円) (Millions of Yen)



60,554
76,892
69,048
56,167
54,809
2003/3 2004/3 2005/3 2006/3 2007/3

営業利益および売上高営業利益率
Operating Income/Operating Income to Sales

(百万円／%) (Millions of Yen/%)



19,282
30,018
19,970
7,927
3,101
31.8
39.0
28.9
14.1
5.7
2003/3 2004/3 2005/3 2006/3 2007/3

設備投資額および研究開発費
Capital Expenditures/R&D Expenses

(百万円) (Millions of Yen)



3,320
3,188
4,358
3,370
4,955
4,473
5,488
5,345
4,395
5,372
2003/3 2004/3 2005/3 2006/3 2007/3
設備投資額
Capital expenditures
研究開発費
R&D expenditures

決算期／Fiscal Year Ended:		百万円／Millions of Yen 2003/3	2004/3	2005/3	2006/3	**2007/3**	百万米ドル Millions of U.S. Dollars **2007/3**
売上高	Sales	60,554	76,892	69,048	56,167	**54,809**	**464.29**
営業利益	Operating income	19,282	30,018	19,970	7,927	**3,101**	**26.27**
売上高営業利益率（%）	Operating income to sales (%)	31.8	39.0	28.9	14.1	**5.7**	
設備投資額	Capital expenditures	3,320	4,358	4,955	5,488	**4,395**	**37.23**
減価償却費	Depreciation expenses	2,845	3,388	4,183	4,471	**4,676**	**39.61**
研究開発費	R&D expenses	3,188	3,370	4,473	5,345	**5,372**	**45.51**

— リビング／Lifestyle-Related Products

売上高
Sales

(百万円) (Millions of Yen)



46,031
44,765
42,844
45,214
46,573
2003/3 2004/3 2005/3 2006/3 2007/3

営業利益(損失)および売上高営業利益(損失)率
Operating Income (Loss)/Operating Income (Loss) to Sales

(百万円／%) (Millions of Yen/%)



461
1,462
(24)
1,169
1,150
1.0
3.3
(0.1)
2.6
2.5
2003/3 2004/3 2005/3 2006/3 2007/3

設備投資額および研究開発費
Capital Expenditures/R&D Expenses

(百万円) (Millions of Yen)



911
1,319
1,678
1,348
1,195
1,236
1,245
1,260
1,303
1,403
2003/3 2004/3 2005/3 2006/3 2007/3
設備投資額
Capital expenditures
研究開発費
R&D expenditures

決算期／Fiscal Year Ended:		百万円／Millions of Yen 2003/3	2004/3	2005/3	2006/3	**2007/3**	百万米ドル Millions of U.S. Dollars **2007/3**
売上高	Sales	46,031	44,765	42,844	45,214	**46,573**	**394.52**
営業利益(損失)	Operating income (loss)	461	1,462	(24)	1,169	**1,150**	**9.74**
売上高営業利益(損失)率（%）	Operating income (loss) to sales (%)	1.0	3.3	(0.1)	2.6	**2.5**	
設備投資額	Capital expenditures	911	1,678	1,195	1,245	**1,303**	**11.04**
減価償却費	Depreciation expenses	1,002	969	1,518	1,062	**1,007**	**8.53**
研究開発費	R&D expenses	1,319	1,348	1,236	1,260	**1,403**	**11.88**

— レクリエーション／Recreation

売上高
Sales

（百万円）(Millions of Yen)



20,903
20,100
18,290
18,013
17,800
2003/3
2004/3
2005/3
2006/3
2007/3

営業損失および売上高営業損失率
Operating Loss/Operating Loss to Sales

（百万円／%）(Millions of Yen/%)



(5.3)
(5.5)
12.3
(9.9)
(8.6)
(1,110)
(1,110)
(2,253)
(1,789)
(1,536)
2003/3
2004/3
2005/3
2006/3
2007/3

設備投資額および研究開発費
Capital Expenditures/R&D Expenses

（百万円）(Millions of Yen)



728
774
2,323
771
1,464
2003/3
2004/3
2005/3
2006/3
2007/3
設備投資額
Capital expenditures
研究開発費
R&D expenditures

決算期／Fiscal Year Ended:		百万円／Millions of Yen 2003/3	2004/3	2005/3	2006/3	2007/3	百万米ドル Millions of U.S. Dollars 2007/3
売上高	Sales	20,903	20,100	18,290	18,013	**17,800**	**150.78**
営業損失	Operating loss	(1,110)	(1,110)	(2,253)	(1,789)	**(1,536)**	**(13.01)**
売上高営業損失率（%）	Operating loss to sales (%)	(5.3)	(5.5)	(12.3)	(9.9)	**(8.6)**	
設備投資額	Capital expenditures	728	774	2,323	771	**1,464**	**12.40**
減価償却費	Depreciation expenses	2,932	2,853	2,621	1,845	**1,452**	**12.30**
研究開発費	R&D expenses	—	—	—	—	**—**	**—**

— その他／Others

売上高
Sales

（百万円）(Millions of Yen)



20,956
26,061
23,557
24,671
32,365
2003/3
2004/3
2005/3
2006/3
2007/3

営業利益(損失)および売上高営業利益(損失)率
Operating Income (Loss)/Operating Income (Loss) to Sales

（百万円／%）(Millions of Yen/%)



365
1.7
(0.8)
(211)
168
0.7
582
2.4
794
2.5
2003/3
2004/3
2005/3
2006/3
2007/3

設備投資額および研究開発費
Capital Expenditures/R&D Expenses

（百万円）(Millions of Yen)



1,352
904
2,420
880
1,804
990
2,370
1,173
1,631
1,147
2003/3
2004/3
2005/3
2006/3
2007/3
設備投資額
Capital expenditures
研究開発費
R&D expenditures

決算期／Fiscal Year Ended:		百万円／Millions of Yen 2003/3	2004/3	2005/3	2006/3	2007/3	百万米ドル Millions of U.S. Dollars 2007/3
売上高	Sales	20,956	26,061	23,557	24,671	**32,365**	**274.16**
営業利益(損失)	Operating income (loss)	365	(211)	168	582	**794**	**6.73**
売上高営業利益(損失)率（%）	Operating income (loss) to sales (%)	1.7	(0.8)	0.7	2.4	**2.5**	
設備投資額	Capital expenditures	1,352	2,420	1,804	2,370	**1,631**	**13.82**
減価償却費	Depreciation expenses	996	1,167	1,322	1,390	**1,967**	**16.66**
研究開発費	R&D expenses	904	880	990	1,173	**1,147**	**9.72**

収益性　Profitability

売上高総利益率
Gross Profit to Net Sales

(%)


37.4
37.2
36.0
36.0
35.5
2003/3
2004/3
2005/3
2006/3
2007/3

売上高営業利益率
Operating Income to Net Sales

(%)


8.4
6.1
6.7
4.5
5.0
2003/3
2004/3
2005/3
2006/3
2007/3

売上高当期純利益率
Net Income to Net Sales

(%)


8.1
5.3
5.1
3.7
3.4
2003/3
2004/3
2005/3
2006/3
2007/3

決算期／Fiscal Year Ended:		2003/3	2004/3	2005/3	2006/3	2007/3
				%		
売上高総利益率	Gross profit to net sales	35.5	37.4	37.2	36.0	**36.0**
売上高営業利益率	Operating income to net sales	6.1	8.4	6.7	4.5	**5.0**
売上高当期純利益率	Net income to net sales	3.4	8.1	3.7	5.3	**5.1**

投下資本利益率（ROI）
Return on Investment (ROI)

(%)


14.9
11.5
10.8
8.0
7.5
2003/3
2004/3
2005/3
2006/3
2007/3

自己資本当期純利益率（ROE）
Return on Equity (ROE)

(%)


18.4
9.5
8.4
8.6
7.4
2003/3
2004/3
2005/3
2006/3
2007/3

総資産当期純利益率（ROA）
Return on Assets (ROA)

(%)


8.5
5.5
5.2
3.5
3.9
2003/3
2004/3
2005/3
2006/3
2007/3

決算期／Fiscal Year Ended:		2003/3	2004/3	2005/3	2006/3	2007/3
				%		
投下資本利益率（ROI）	Return on investment (ROI)	10.8	14.9	11.5	7.5	**8.0**
自己資本当期純利益率（ROE）	Return on equity (ROE)	8.6	18.4	7.4	9.5	**8.4**
総資産当期純利益率（ROA）	Return on assets (ROA)	3.5	8.5	3.9	5.5	**5.2**

*「自己資本当期純利益率（ROE）」は、2006年3月期までは「株主資本当期純利益率（ROE）」を開示しています。
* Return on equity (ROE) was classified as return on shareholders' equity (ROE) to the year ended March 2006.

ROI＝(営業利益＋受取利息及び受取配当金)／期首･期末平均投下資本×100
投下資本＝純資産+有利子負債
ROE＝当期純利益（損失）／期首・期末平均純資産×100
ROA＝当期純利益（損失）／期首・期末平均総資産×100

ROI = (Operating income + Interest and dividends received) / Invested capital (yearly average) x 100
Invested capital = Net assets + Interest-bearing liabilities
ROE = Net income (loss) / Net assets (yearly average) x 100
ROA = Net income (loss) / Total assets (yearly average) x 100

安定性・安全性　Stability

自己資本比率
Equity Ratio

(%)



41.8
51.1
54.4
60.8
62.0
2003/3 2004/3 2005/3 2006/3 2007/3

インタレスト・カバレッジ
Interest Coverage

(倍) (Times)



19.97
36.51
44.62
36.89
47.83
2003/3 2004/3 2005/3 2006/3 2007/3

流動比率
Current Ratio

(%)



139.8
163.2
154.7
178.9
169.1
2003/3 2004/3 2005/3 2006/3 2007/3

		百万円／Millions of Yen					百万米ドル Millions of U.S. Dollars
決算期／Fiscal Year Ended:		2003/3	2004/3	2005/3	2006/3	**2007/3**	**2007/3**
自己資本比率（%）	Equity ratio (%)	41.8	51.1	54.4	60.8	**62.0**	
支払利息	Interest expense	2,015	1,535	1,020	1,081	**972**	**8.23**
営業利益	Operating income	32,043	45,056	35,695	24,135	**27,685**	**234.52**
持分法による投資利益	Equity in earnings of unconsolidated subsidiaries and affiliates	7,608	10,447	9,110	14,838	**17,764**	**150.48**
受取利息及び受取配当金	Interest and dividend income	582	538	708	907	**1,084**	**9.18**
インタレスト・カバレッジ（倍）	Interest coverage (Times)	19.97	36.51	44.62	36.89	**47.83**	
流動資産	Total current assets	221,089	201,704	225,581	209,381	**231,033**	**1,957.08**
流動負債	Total current liabilities	158,148	123,596	145,820	117,047	**136,656**	**1,157.61**
流動比率（%）	Current ratio (%)	139.8	163.2	154.7	178.9	**169.1**	

*「自己資本比率」は、2006年3月期までは「株主資本比率」を開示しています。
*Equity ratio was classified as shareholders' equity ratio to the year ended March 2006.
インタレスト・カバレッジ＝（営業利益＋受取利息及び受取配当金＋持分法による投資利益）／支払利息
Interest coverage = (Operating income + Interest and dividend income + Equity in earnings of unconsolidated subsidiaries and affiliates) / Interest expense
流動比率＝流動資産／流動負債×100　Current ratio = Current assets / Current liabilities x 100

有利子負債およびD/Eレシオ
Interest-Bearing Liabilities/Debt to Equity Ratio

(百万円／倍) (Millions of Yen/Times)



90,436
48,871
46,598
28,474
25,551
0.42
0.19
0.17
0.09
0.07
2003/3 2004/3 2005/3 2006/3 2007/3
有利子負債 Interest-bearing liabilities
D/Eレシオ Debt to equity ratio

固定比率
Fixed Assets to Capital Ratio

(%)



136.0
118.2
101.7
98.3
93.3
2003/3 2004/3 2005/3 2006/3 2007/3

当座比率
Quick Ratio

(%)



79.0
90.6
84.5
91.6
90.5
2003/3 2004/3 2005/3 2006/3 2007/3

		百万円／Millions of Yen					百万米ドル Millions of U.S. Dollars
決算期／Fiscal Year Ended:		2003/3	2004/3	2005/3	2006/3	**2007/3**	**2007/3**
純資産	Net assets	214,471	259,731	275,200	316,005	**351,398**	**2,976.69**
有利子負債	Interest-bearing liabilities	90,436	48,871	46,598	28,474	**25,551**	**216.44**
D/Eレシオ（倍）	Debt to equity ratio (Times)	0.42	0.19	0.17	0.09	**0.07**	
固定資産	Fixed assets	291,627	307,026	279,996	310,595	**327,998**	**2,778.47**
固定比率（%）	Fixed assets to capital ratio (%)	136.0	118.2	101.7	98.3	**93.3**	
当座資産	Quick assets	124,985	111,928	123,236	107,229	**123,731**	**1,048.12**
当座比率（%）	Quick ratio (%)	79.0	90.6	84.5	91.6	**90.5**	

有利子負債＝長期借入金＋短期借入金+転換社債　Interest-bearing liabilities = Long-term debt + Short-term debt + Convertible bonds
D/E レシオ＝有利子負債／純資産　Debt to equity ratio = Interest-bearing liabilities / Net assets
固定比率＝固定資産／純資産×100　Fixed assets to capital ratio = Fixed assets / Net assets x 100
当座資産=現金及び預金+有価証券+受取手形及び売掛金−貸倒引当金　Quick assets = Cash and bank deposits + Marketable securities + Notes and accounts receivable - Allowance for doubtful accounts
当座比率＝当座資産／流動負債×100　Quick ratio = Quick assets / Current liabilities x 100

効率性　Efficiency

総資産回転率
Total Assets Turnover

(回) (Times)


1.03
1.06
1.05
1.04
1.02
2003/3
2004/3
2005/3
2006/3
2007/3

売上債権回転率
Trade Receivables Turnover

(回) (Times)


6.95
6.84
7.11
7.53
7.49
2003/3
2004/3
2005/3
2006/3
2007/3

有形固定資産回転率
Tangible Fixed Assets Turnover

(回) (Times)


2.88
3.02
3.29
3.59
3.66
2003/3
2004/3
2005/3
2006/3
2007/3

決算期／Fiscal Year Ended:		百万円／Millions of Yen 2003/3	2004/3	2005/3	2006/3	**2007/3**	百万米ドル Millions of U.S. Dollars **2007/3**
売上高	Net sales	524,763	539,506	534,079	534,084	**550,361**	**4,662.10**
総資産	Total assets	512,716	508,731	505,577	519,977	**559,031**	**4,735.54**
総資産回転率（回）	Total assets turnover (Times)	1.03	1.06	1.05	1.04	**1.02**	
売上債権	Trade receivables	79,130	78,725	71,574	70,280	**76,609**	**648.95**
売上債権回転率（回）	Trade receivables turnover (Times)	6.95	6.84	7.11	7.53	**7.49**	
有形固定資産	Tangible fixed assets	178,724	178,667	146,428	150,990	**149,872**	**1,269.56**
有形固定資産回転率（回）	Tangible fixed assets turnover (Times)	2.88	3.02	3.29	3.59	**3.66**	

総資産回転率＝売上高／期首・期末平均総資産　Total assets turnover = Net sales / Total assets (yearly average)
売上債権＝受取手形及び売掛金－貸倒引当金　Trade receivables = Notes and accounts receivable - Allowance for doubtful accounts
売上債権回転率＝売上高／期首・期末平均売上債権　Trade receivables turnover = Net sales / Trade receivables (yearly average)
有形固定資産回転率＝売上高／期首・期末平均有形固定資産　Tangible fixed assets turnover = Net sales / Tangible fixed assets (yearly average)

棚卸資産回転率
Inventory Turnover

(回) (Times)


6.38
7.09
7.09
6.83
6.87
2003/3
2004/3
2005/3
2006/3
2007/3

仕入債務回転率
Trade Payables Turnover

(回) (Times)


13.75
13.59
13.76
14.27
13.70
2003/3
2004/3
2005/3
2006/3
2007/3

売上高研究開発費比率
R&D Expenses to Net Sales

(%)


4.3
4.2
4.3
4.5
4.4
2003/3
2004/3
2005/3
2006/3
2007/3

決算期／Fiscal Year Ended:		百万円／Millions of Yen 2003/3	2004/3	2005/3	2006/3	**2007/3**	百万米ドル Millions of U.S. Dollars **2007/3**
棚卸資産	Inventories	80,144	72,146	78,434	77,943	**82,214**	**696.43**
製品	Finished products	51,116	46,592	50,972	50,737	**53,291**	**451.43**
原材料・仕掛品	Raw materials & work in process	29,028	25,554	27,462	27,206	**28,922**	**245.00**
棚卸資産回転率（回）	Inventory turnover (Times)	6.38	7.09	7.09	6.83	**6.87**	
仕入債務	Trade payables	39,462	39,947	37,686	37,153	**43,165**	**365.65**
仕入債務回転率（回）	Trade payables turnover (Times)	13.75	13.59	13.76	14.27	**13.70**	
研究開発費	R&D expenses	22,441	22,503	22,953	24,055	**24,220**	**205.17**
売上高研究開発費比率（%）	R&D expenses to net sales (%)	4.3	4.2	4.3	4.5	**4.4**	

棚卸資産回転率＝売上高／期首・期末平均棚卸資産　Inventory turnover = Net sales / Inventories (yearly average)
仕入債務回転率＝売上高／期首・期末平均仕入債務　Trade payables turnover = Net sales / Trade payables (yearly average)

株式情報　Stock Information

株価および出来高の推移
Common Stock Price Range and Trading Volume

(円／千株) (Yen/Thousand Shares)


株価／Common Stock Price Range
出来高／Trading Volume
3,000
0
40,000
2003/3
2004/3
2005/3
2006/3
2007/3

		2003/3	2004/3	2005/3	2006/3	2007/3
決算期／Fiscal Year Ended:		円／Yen				
期末株価	Share price at the end of fiscal year	1,335	1,945	1,547	2,080	**2,630**
高値	Share price — high	1,399	2,320	2,200	2,110	**2,860**
安値	Share price — low	857	1,323	1,423	1,449	**1,997**
出来高（百万株）	Trading volume (Million shares)	168	278	273	299	**260**

配当利回り
Dividend Yield

(%)


1.29
0.75
0.96
0.86
0.77
2003/3 2004/3 2005/3 2006/3 2007/3

株価収益率
Price to Earnings Ratio

(倍) (Times)


19.5
15.4
16.3
15.3
9.2
2003/3 2004/3 2005/3 2006/3 2007/3

株価純資産倍率
Price to Book Value Ratio

(倍) (Times)


1.54
1.56
1.28
1.36
1.16
2003/3 2004/3 2005/3 2006/3 2007/3

決算期／Fiscal Year Ended:		2003/3	2004/3	2005/3	2006/3	2007/3
配当利回り（%）	Dividend yield (%)	0.75	0.77	1.29	0.96	**0.86**
株価収益率（倍）	Price to earnings ratio (Times)	15.4	9.2	16.3	15.3	**19.5**
株価純資産倍率（倍）	Price to book value ratio (Times)	1.28	1.54	1.16	1.36	**1.56**
発行済株式数（千株）	Number of shares issued (Thousand shares)	206,523	206,525	206,525	206,525	**206,525**
期末時価総額（百万円）	Market capitalization at the end of fiscal year (Millions of yen)	275,709	401,690	319,494	429,572	**543,161**
期末外国人持株比率（%）	Percentage of shares owned by foreign investors (%)	20.5	26.2	27.7	34.5	**37.2**

貸借対照表　Balance Sheets

決算期／Fiscal Year Ended:		百万円／Millions of Yen 2003/3	2004/3	2005/3	2006/3	**2007/3**	百万米ドル Millions of U.S. Dollars **2007/3**
(資産の部)	**ASSETS**						
流動資産：	Current assets:						
現金及び預金	Cash and bank deposits	44,485	32,053	51,205	36,429	**46,702**	**395.61**
受取手形及び売掛金	Notes and accounts receivable—trade	81,755	81,114	73,688	72,613	**78,669**	**666.40**
有価証券	Marketable securities	1,370	1,150	457	520	**419**	**3.55**
棚卸資産	Inventories	80,144	72,146	78,434	77,943	**82,214**	**696.43**
繰延税金資産	Deferred income taxes	10,489	12,291	16,495	16,922	**17,724**	**150.14**
その他	Other current assets	5,469	5,337	7,412	7,286	**7,362**	**62.36**
貸倒引当金	Less: Allowance for doubtful accounts	(2,625)	(2,389)	(2,114)	(2,333)	**(2,060)**	**(17.45)**
流動資産合計	**Total current assets**	221,089	201,704	225,581	209,381	**231,033**	**1,957.08**
有形固定資産：	Property, plant and equipment, net of accumulated depreciation:						
建物及び構築物	Buildings and structures	67,166	66,524	45,370	45,953	**46,179**	**391.18**
機械及び工具	Machinery and equipment	33,639	33,802	35,606	38,800	**38,373**	**325.06**
土地	Land	76,835	75,362	64,050	63,772	**63,495**	**537.87**
建設仮勘定	Construction in progress	1,082	2,978	1,399	2,462	**1,824**	**15.45**
有形固定資産合計	**Property, plant and equipment, net of accumulated depreciation**	178,724	178,667	146,428	150,990	**149,872**	**1,269.56**
投資その他の資産：	Investments and other assets:						
投資有価証券	Investment securities	77,622	101,017	101,015	132,902	**150,369**	**1,273.77**
長期貸付金	Long-term loans receivable	2,028	1,276	924	688	**524**	**4.44**
貸倒引当金	Allowance for doubtful accounts	(1,334)	(1,083)	(1,165)	(869)	**(1,022)**	**(8.66)**
賃借不動産保証金敷金	Lease deposits	5,013	5,146	5,309	5,891	**5,986**	**50.71**
繰延税金資産	Deferred income taxes	24,663	17,379	17,425	14,087	**16,790**	**142.23**
のれん	Goodwill	107	234	148	2,028	**1,521**	**12.88**
その他	Other assets	4,800	4,388	9,908	4,877	**3,956**	**33.51**
投資その他の資産合計	**Total investments and other assets**	112,902	128,359	133,567	159,604	**178,125**	**1,508.90**
資産合計	**Total Assets**	512,716	508,731	505,577	519,977	**559,031**	**4,735.54**

決算期／Fiscal Year Ended:		2003/3	2004/3	2005/3	2006/3	2007/3	2007/3
		百万円／Millions of Yen					百万米ドル Millions of U.S. Dollars
(負債の部)	**LIABILITIES**						
流動負債：	Current liabilities:						
支払手形及び買掛金	Notes and accounts payable—trade	39,462	39,947	37,686	37,153	**43,165**	**365.65**
短期借入金	Short-term loans	27,078	16,711	17,825	17,147	**15,118**	**128.06**
1年以内償還の転換社債	Current portion of convertible bonds	24,317	—	—	—	**—**	**—**
1年以内返済の長期借入金	Current portion of long-term debt	10,090	7,388	22,259	5,132	**4,301**	**36.43**
未払費用及び未払金	Accrued expenses	42,501	45,888	45,167	43,098	**54,415**	**460.95**
未払法人税等	Income taxes payable	3,101	2,492	12,603	3,758	**6,012**	**50.93**
特定取引前受金	Advances received	3,428	3,333	2,775	2,548	**2,273**	**19.26**
繰延税金負債	Deferred income taxes	92	94	4	4	**22**	**0.19**
その他	Other current liabilities	8,074	7,737	7,496	8,202	**11,346**	**96.11**
流動負債合計	**Total current liabilities**	158,148	123,596	145,820	117,047	**136,656**	**1,157.61**
固定負債：	Long-term liabilities:						
長期借入金	Long-term debt	28,951	24,772	6,514	6,195	**6,132**	**51.94**
繰延税金負債	Deferred income taxes	266	198	200	303	**239**	**2.03**
土地再評価に係る繰延税金負債	Deferred income taxes on land revaluation	13,577	13,569	14,346	17,742	**17,735**	**150.23**
退職給付（退職給与）引当金	Accrued employees' retirement benefits	53,988	50,012	28,269	27,978	**27,140**	**229.90**
役員退職慰労引当金	Directors' retirement benefits	965	939	950	891	**—**	**—**
長期預り金	Long-term deposits received	36,848	30,799	28,917	27,577	**17,424**	**147.60**
その他	Other long-term liabilities	1,572	1,600	1,522	1,763	**2,303**	**19.51**
固定負債合計	**Total long-term liabilities**	136,171	121,891	80,722	82,452	**70,977**	**601.25**
(純資産の部)	**NET ASSETS**						
株主資本：	Shareholders' equity:						
資本金	Common stock	28,533	28,534	28,534	28,534	**28,534**	**241.71**
資本剰余金	Capital surplus	40,052	40,054	40,054	40,054	**40,054**	**339.30**
利益剰余金	Retained earnings	162,344	203,485	212,340	236,913	**260,555**	**2,207.16**
自己株式	Treasury stock, at cost	(236)	(252)	(279)	(302)	**(339)**	**(2.87)**
株主資本合計	**Total shareholders' equity**	230,693	271,821	280,649	305,199	**328,804**	**2,785.29**
評価・換算差額等：	Valuation and translation adjustments:						
その他有価証券評価差額金	Net unrealized holding gains on other securities	378	10,979	7,364	15,470	**13,718**	**116.21**
繰延ヘッジ損益	Loss on deferred hedges	—	—	—	—	**(406)**	**(3.44)**
土地再評価差額金	Land revaluation difference	16,152	15,866	22,453	18,426	**18,116**	**153.46**
為替換算調整勘定	Translation adjustments	(32,753)	(38,937)	(35,267)	(23,091)	**(13,765)**	**(116.60)**
評価・換算差額等合計	**Total valuation and translation adjustments**	(16,223)	(12,092)	(5,450)	10,805	**17,662**	**149.62**
少数株主持分	**Minority interests**	3,925	3,511	3,834	4,472	**4,931**	**41.77**
純資産合計	**Total net assets**	218,395	263,240	279,033	320,477	**351,398**	**2,976.69**
負債純資産合計	**Total Liabilities and Net Assets**	512,716	508,731	505,577	519,977	**559,031**	**4,735.54**

損益計算書　Statements of Operations

		百万円／Millions of Yen					百万米ドル Millions of U.S. Dollars
決算期／Fiscal Year Ended:		2003/3	2004/3	2005/3	2006/3	**2007/3**	**2007/3**
売上高	**Net sales**	524,763	539,506	534,079	534,084	**550,361**	**4,662.10**
売上原価	**Cost of sales**	338,307	337,813	335,484	341,817	**352,381**	**2,985.02**
売上総利益	**Gross profit**	186,456	201,693	198,595	192,267	**197,980**	**1,677.09**
販売費及び一般管理費	Selling, general and administrative expenses	154,413	156,637	162,899	168,132	**170,295**	**1,442.57**
営業利益	**Operating income**	32,043	45,056	35,695	24,135	**27,685**	**234.52**
営業外収益／費用、特別損益：	Other income (expenses):						
受取利息及び受取配当金	Interest and dividend income	582	538	708	907	**1,084**	**9.18**
持分法による投資利益	Equity in earnings of unconsolidated subsidiaries and affiliates	7,608	10,447	9,110	14,838	**17,764**	**150.48**
支払利息	Interest expense	(2,015)	(1,535)	(1,020)	(1,081)	**(972)**	**(8.23)**
売上割引	Cash discounts	(4,347)	(4,378)	(4,327)	(4,467)	**(4,371)**	**(37.03)**
為替差損	Loss on foreign exchange	(1,015)	—	—	—	**—**	**—**
投資有価証券売却益	Gain on sales of investment securities	—	5	6,534	605	**31**	**0.26**
投資有価証券評価損	Loss on revaluation of investment securities	(7,746)	(110)	(70)	(83)	**(14)**	**(0.12)**
固定資産処分損益	Loss on sales or disposal of property, net	(974)	(2,297)	(1,130)	(182)	**(1,063)**	**(9.01)**
減損損失	Loss on impairment of fixed assets	—	—	(32,703)	—	**(4,728)**	**(40.05)**
構造改革費用	Structural reform expenses	(2,271)	(6)	(52)	—	**(3,146)**	**(26.65)**
特別退職金	Special retirement payment	—	—	(755)	—	**(728)**	**(6.17)**
厚生年金基金代行返上益	Gain on transfer of substitutional portion of benefit obligation and related pension assets	—	—	19,927	—	**—**	**—**
その他	Other, net	749	(266)	1,599	1,169	**1,562**	**13.23**
営業外収益／費用、特別損益計	**Total other income (expenses)**	(9,429)	2,400	(2,180)	11,707	**5,416**	**45.88**
税金等調整前当期純利益	**Income before income taxes and minority interests**	22,612	47,456	33,516	35,842	**33,101**	**280.40**
法人税等：	**Income taxes:**						
法人税、住民税及び事業税	Current	3,962	4,769	14,497	8,922	**7,010**	**59.38**
法人税等調整額	Deferred (benefit)	65	(1,387)	(1,088)	(1,736)	**(2,268)**	**(19.21)**
法人税等計	**Total income taxes**	4,027	3,382	13,409	7,186	**4,741**	**40.16**
少数株主利益控除前当期純利益	**Income before minority interests**	18,583	44,073	20,106	28,655	**28,359**	**240.23**
少数株主利益	**Minority interests**	636	532	409	532	**493**	**4.18**
当期純利益	**Net Income**	17,947	43,541	19,697	28,123	**27,866**	**236.05**

キャッシュ・フロー計算書　Statements of Cash Flows

		百万円／Millions of Yen					百万米ドル Millions of U.S. Dollars
決算期／Fiscal Year Ended:		2003/3	2004/3	2005/3	2006/3	**2007/3**	**2007/3**
営業活動によるキャッシュ・フロー：	**Cash flows from operating activities:**						
税金等調整前当期純利益	Income before income taxes and minority interests	22,612	47,456	33,516	35,842	**33,101**	**280.40**
減価償却費及びのれん償却額	Depreciation and amortization, and amortization of goodwill	17,699	17,695	19,038	19,451	**20,463**	**173.34**
減損損失	Loss on impairment of fixed assets	—	—	32,703	—	**4,728**	**40.05**
貸倒引当金の増減額	Changes in allowance for doubtful accounts	395	(407)	(233)	(177)	**(167)**	**(1.42)**
投資有価証券評価損	Loss on revaluation of investment securities	7,746	110	70	83	**14**	**0.12**
退職給付（退職給与）引当金の増減額	Changes in employees' retirement benefits	(5,150)	(3,983)	(21,786)	(379)	**(858)**	**(7.27)**
受取利息及び受取配当金	Interest and dividend income	(583)	(539)	(708)	(907)	**(1,084)**	**(9.18)**
支払利息	Interest expense	2,015	1,535	1,020	1,081	**972**	**8.23**
為替差損益	Foreign exchange loss (gain)	242	217	(180)	(107)	**49**	**0.42**
持分法による投資損益	Equity in earnings of unconsolidated subsidiaries and affiliates	(7,608)	(10,447)	(9,110)	(14,838)	**(17,764)**	**(150.48)**
投資有価証券売却益	Gain on sales of investment securities other than those of subsidiaries	—	(5)	(6,530)	(605)	**(31)**	**(0.26)**
固定資産除却損	Loss on sales or disposal of properties, net	974	2,297	1,130	182	**1,063**	**9.01**
構造改革費用	Structural reform expenses	1,509	6	—	—	**3,146**	**26.65**
特別退職金	Special retirment payment	—	—	—	—	**728**	**6.17**
資産及び負債の増減額：	Changes in operating assets and liabilities:						
売上債権の増減額	Accounts and notes receivable—trade	(8,509)	(698)	8,636	3,008	**(4,537)**	**(38.43)**
棚卸資産の増減額	Inventories	3,233	6,346	(4,654)	4,944	**(2,262)**	**(19.16)**
仕入債務の増減額	Accounts and notes payable—trade	2,894	1,283	(2,798)	(1,716)	**5,272**	**44.66**
その他（純額）	Other, net	(1,413)	3,383	(6,078)	(5,017)	**(1,590)**	**13.47**
小計	Subtotal	36,061	64,248	44,033	40,843	**41,245**	**349.39**
利息及び配当金の受取額	Interest and dividends received	1,181	1,301	2,081	2,730	**3,437**	**29.12**
利息の支払額	Interest paid	(2,067)	(1,582)	(1,024)	(1,084)	**(971)**	**(8.23)**
課徴金の支払額	Fines and penalties paid	—	(339)	—	—	**—**	**—**
法人税等の支払額	Income taxes paid	(2,123)	(5,278)	(5,501)	(16,979)	**(3,978)**	**33.70**
営業活動によるキャッシュ・フロー	**Net cash provided by operating activities**	33,052	58,349	39,588	25,510	**39,732**	**336.57**
投資活動によるキャッシュ・フロー：	**Cash flows from investing activities:**						
有形固定資産の取得による支出	Purchases of property	(15,730)	(18,721)	(21,450)	(20,401)	**(22,863)**	**(193.67)**
有形固定資産の売却による収入	Proceeds from sale of properties	2,674	552	2,527	2,327	**1,094**	**9.27**
投資有価証券の取得による支出	Purchases of investment securities	(6,541)	(266)	(113)	(732)	**(1,163)**	**(9.85)**
投資有価証券の売却・償還による収入	Proceeds from sales and redemption of investment securities	187	371	9,416	619	**77**	**0.65**
その他（純額）	Other, net	(2,235)	(711)	(3,275)	83	**428**	**3.63**
投資活動によるキャッシュ・フロー	**Net cash used in investing activities**	(21,645)	(18,775)	(12,896)	(18,104)	**(22,427)**	**(189.98)**
財務活動によるキャッシュ・フロー：	**Cash flows from financing activities:**						
短期借入金の増減額	Changes in short-term loans	(20,887)	(11,179)	902	(1,753)	**(1,961)**	**(16.61)**
長期借入れによる収入	Proceeds from long-term debt	18,908	2,651	5,373	4,556	**4,235**	**35.88**
長期借入金の返済による支出	Repayments of long-term debt	(3,065)	(8,778)	(8,851)	(22,404)	**(5,151)**	**(43.63)**
転換社債の償還による支出	Redemption of convertible bonds	—	(24,314)	—	—	**—**	**—**
会員預託金の返還による支出	Refund of resort membership deposits	(1,297)	(6,049)	(1,889)	(1,352)	**(969)**	**(8.21)**
自己株式の取得による支出	Purchases of treasury stock	(133)	(23)	(28)	(23)	**(37)**	**(0.31)**
配当金の支払額	Cash dividends paid	(1,857)	(2,063)	(3,611)	(4,642)	**(4,126)**	**(34.95)**
少数株主への配当金支払額	Cash dividends paid to minority shareholders	(268)	(384)	(211)	(223)	**(248)**	**(2.10)**
その他（純額）	Other, net	19	0	7	10	**12**	**0.10**
財務活動によるキャッシュ・フロー	**Net cash used in financing activities**	(8,582)	(50,141)	(8,306)	(25,834)	**(8,246)**	**(69.85)**
現金及び現金同等物に係る換算差額	**Effect of exchange rate changes on cash and cash equivalents**	(504)	(1,599)	1,099	1,783	**1,464**	**12.40**
現金及び現金同等物の増減額	**Net increase (decrease) in cash and cash equivalents**	2,319	(12,167)	19,485	(16,644)	**10,523**	**89.14**
現金及び現金同等物期首残高	**Cash and cash equivalents at beginning of the year**	40,571	42,976	31,245	50,393	**35,434**	**300.16**
新規連結子会社の現金及び現金同等物の期首残高	**Increase due to inclusion in consolidation**	85	1,150	—	1,685	**—**	**—**
除外連結子会社の現金及び現金同等物の期首残高	**Decrease due to exclusion from consolidation**	—	(127)	(337)	—	**(31)**	**(0.26)**
連結子会社の決算期変更に伴う現金及び現金同等物の増減額	**Decrease due to changes to the accounting periods of consolidated subsidiaries**	—	(587)	—	—	**—**	**—**
現金及び現金同等物期末残高	**Cash and Cash Equivalents at End of the Year**	42,976	31,245	50,393	35,434	**45,926**	**389.04**

YAMAHA

CREATING 'KANDO' TOGETHER

ヤマハ株式会社
広報部

URL: http://www.yamaha.co.jp/

YAMAHA CORPORATION
Public Relations Division

URL: http://www.global.yamaha.com/

END

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2007/8 カタログコード ーCM073